P.E
5-1-02

BEST AVAILABLE COPY

02033907

1934 Act Registration No. 1-13230

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
MAY 2 2002
070

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

For the Month of May 2002

China Eastern Airlines Corporation Limited

(Translation of registrant's name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai 200335
The People's Republic of China
(8621) 6268-6268
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82__ ______)

HONGKONG: 2/''58.51

Page 1 of 177 pages

EXHIBIT

Exhibit Number		Page
1.1	Annual Report 2001.	4

FORWARD-LOOKING STATEMENTS

The annual report, constituting Exhibit 1.1 of this Form 6-K, contains certain forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to:

- our fleet development plans, including, without limitation, related financing, schedule, intended use and planned disposition;
- the planned expansion of our cargo operations;
- the expected impact of China's admission to the World Trade Organization, or WTO;
- the impact of changes in the policies of the Civil Aviation Administration of China, or CAAC, regarding route rights;
- the impact of the CAAC policies regarding the restructuring of the Chinese airlines industry;
- our expansion plans, including acquisition of other airlines;
- our marketing plans, including the establishment of additional sales offices;
- our plan to add new pilots; and
- future developments in our economic, industry and regulatory environment and their potential impact on our businesses and results of operations.

The words "anticipate", "plan", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to our company or our management, are intended to identify some of these forward-looking statements. These forward-looking statements reflect our current view with respect to future events. Actual events or results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

- any changes in regulatory policies of the CAAC;
- the effects of competition on the demand for and price of our services;
- the availability of qualified flight personnel and airport facilities;
- any significant depreciation of the Renminbi or the Hong Kong dollar against the U.S. dollar or the Japanese yen, the currencies in which the majority of our borrowings are denominated;
- the availability and cost of aviation fuel;
- changes in political, economic, legal and social environment in China;
- the fluctuation of interest rates; and
- our ability to obtain adequate financing, including any required external debt and acceptable bank guarantees.

SIGNATURES

Pu:suant to the requirements of the Securities Exchange Act of 1934, the registrant has duly cause:. this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: Ma:y 2, 2002

By: ____________________
Name: Ye Yigan
Title: Chairman of Board of Directors


中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Annual

Exhibit 1.1

Contents

Company Profile

Company's Registered Chinese Name	中國東方航空股份有限公司
Company's English Name	China Eastern Airlines Corporation Limited
Company's Abbreviated English Name	CEA
Company's Legal Address	66 Airport Street, Pudong International Airport, Shanghai, China
Postal Code	201202
Company's Office Address	2550 Hongqiao Road, Shanghai, China
Postal Code	200335
Company's Legal Representative	Ye Yigan
Company Secretary	Luo Zhuping
Company website address	www.ce-air.com
Company e-mail address	ir@ce-air.com
Telephone	(86-21) 6268 6268
Facsimile	(86-21) 6268 6116

Places of Listing

The Shanghai Stock Exchange	Code : **600115**	Abbreviation : **Eastern Airlines**
The Stock Exchange of Hong Kong Limited	Code : **670**	
The New York Stock Exchange, Inc.	Code : **CEA**	


From

Financial Highlights

(prepared in accordance with International Accounting Standards)

Expressed in RMB millions	1997	1998	1999	2000	**2001**
Year Ended 31 December					
Turnover	8,574	8,172	10,163	11,220	**12,153**
Operating expenses	(7,079)	(7,970)	(9,241)	(10,442)	**(11,278)**
Operating profit	1,495	202	922	778	**875**
Interest expenses, net	(784)	(853)	(966)	(815)	**(814)**
Other income, net	295	69	172	341	**249**
Profit/(Loss) before taxation	1,006	(582)	128	304	**314**
Profit/(Loss) attributable to shareholders	668	(454)	84	176	**542**
Earnings/(Loss) per share (RMB)*	0.15	(0.09)	0.02	0.04	**0.11**
At 31 December					
Cash and cash equivalents	1,560	1,793	1,315	1,423	**1,331**
Working capital (deficiency)	320	(401)	(657)	(858)	**(3,163)**
Land use rights and fixed assets	17,847	18,882	19,230	20,802	**21,454**
Total assets	26,734	27,898	28,261	29,027	**28,986**
Long-term loans, including current portion	3,891	4,957	4,706	4,804	**5,301**
Finance lease obligations, including current portion	12,379	11,701	11,557	11,308	**9,871**
Total capital and reserves	7,383	6,929	7,013	7,189	**7,639**

* *The calculation of earnings/(loss) per share is based on the consolidated profit/(loss) attributable to the shareholders and the weighted average number of 4,465,366,575 shares in issue during 1997 and 4,866,950,000 shares in issue from 1998 to 2001.*


Turnover
RMB millions
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1997 1998 1999 2000 2001


Earnings/(loss) per share
RMB
0.3
0.2
0.1
0.0
-0.1
-0.2
1997 1998 1999 2000 2001


Profit/(loss) attributable to shareholders
RMB millions
800
600
400
200
0
-200
-400
-600
1997 1998 1999 2000 2001

Summary of Accounting and Business Data

(prepared in accordance with PRC Accounting Regulations)

Operating Results (Year Ended 31 December 2001)

	RMB millions
Total profit	163.02
Income from Main Operation	2,219.04
Income from Other Operation	541.08
Income from Investments	57.30
Net Income outside Business	(14.95)

Major Accounting Data & Financial Indicators (Expressed in RMB Million)

Item		2001	2000 (before adjustment)	2000 (after adjustment)	1999 (before adjustment)	1999 (after adjustment)
1.	Revenue from Main Operations	**12,839.34**	11,821.76	11,821.76	10,668.64	10,668.64
2.	Net (Loss)/Profit	**132.92**	20.08	20.08	208.10	208.10
3.	Total Assets	**27,355.23**	26,986.30	26,976.00	26,959.75	26,949.75
4.	Shareholders Equity	**6,241.37**	6,606.55	6,596.55	6,682.55	6,672.55
5.	(Loss)/Earnings per Share (RMB)	**0.02731**	0.00413	0.00413	0.04	0.04
6.	(Loss)/Earnings per Share after deduction of extraordinary profit and loss (RMB)	**0.0302**	(0.0466)	(0.0466)	(0.09)	(0.09)
7.	Net Assets per Share (RMB)	**1.28**	1.36	1.36	1.37	1.37
8.	Return on Net Assets (%)	**2.13**	0.3040	0.3044	3.11	3.12
9.	Net Assets per Share after adjustments (RMB)	**1.19**	1.20	1.26	1.27	1.27
10.	Net Amount of Cash Flow per Share Created by Business Operation (RMB)	**0.66**	0.63	0.63	0.49	0.49

Notes:

1. The major accounting data and financial indicators in 1999 and 2000 are adjusted pursuant to the same accounting policies in 2001. According to the requirements under CK[2001] NO.25 *Notice about the Distribution of "Accounting Regulations for Business Enterprises"* issued by the Ministry of Finance, the company started to follow *"Accounting Regulations for Business Enterprises"* on Jan 1, 2001. New accounting policies have been applied retrospectively to these financial statements and comparative figures for 1999 and 2000 have been restated to conform with the change of accounting policy. The effect of the change in accounting policy to the financial statements are set out in note 20 to the financial statements prepared in accordance with PRC.

2. Calculation of Major Financial Indicators:

   (Loss)/Earning per Share = Net Profit ÷ Total Number of Ordinary Shares at the end of year

   Net Assets per Share = Shareholders' Equity at the end of year ÷ Total number of Ordinary Shares at the end of year

   Net Assets per Share after Adjustments = [Shareholders' Equity at the end of year - Accounts Receivable aged more than 3 years - Deferred & Prepaid Expenses - Net Loss on Assets (current and fixed) to be disposed of - Pre-operating expenses - Long-term Deferred & Prepaid Expenses - Negative Balance of housing fund] ÷ Total Number of Ordinary Shares at the end of year

   Net Amount of Cash Flow per Share Created by Business Operation = Net Amount of cash flow created by Business Operation ÷ Total Number of Ordinary Shares at the end of year

   Return on Net Assets = Net (Loss)/Profit ÷ Shareholders' Equity at the end of year 100%

Changes in Shareholders' Equity (Expressed in RMB million, except share capital)

	Share Capital (unit 10,000)	Capital Reserve	Surplus Reserve	Statutory Common Welfare Fund	Retained Profits	Shareholders' Equity Total
Beginning Balance	486,695.00	1,447.95	239.18	98.62	42.46	6,596.55
Increase, Current	–	43.26	3.36	1.68	132.92	179.54
Decrease, Current	–	228.40	204.75	81.4	101.56	534.72
Ending Balance	486,695.00	1,262.81	37.79	18.90	73.82	6,241.37

The decrease in capital reserve resulted from the setoff of the deficit in the "Turnover Fund for Housing", first against the surplus reserve and then against the capital reserve, in accordance with a shareholders' resolution.

The decrease in surplus reserve resulted from the setoff of the deficit in the "Turnover Fund for Housing" against the surplus reserve, in accordance with a shareholders' resolution. The increase in the surplus reserve this year is due to after-tax profits from China Cargo Airlines Co., Ltd., a consolidated subsidiary of the Company.

The increase in retained profits resulted from the profit earned this year while the decrease is caused by the distribution of cash dividends.

Operating Data

Major Items	Year ended 2001	Year ended 2000	Year ended 1999	Year ended 1998	Year ended 1997
			After adjustments*		
Capacity					
ATK (available tonne-kilometres) (millions)	**4,188.20**	3,646.30	3,352.52	3,019.38	2,493.50
ASK (available seat-kilometres) (millions)	**25,813.50**	22,596.20	22,479.39	20,531.80	17,047.49
ACTK (available cargo tonne-kilometres) (millions)	**1,865.00**	1,612.60	1,329.37	1,171.52	959.23
Traffic					
Total tonne-kilometres (millions)	**2,373.20**	2,165.30	1,873.91	1,575.11	1,386.50
Passenger tonne-kilometres (millions)	**1,423.40**	1,261.00	1,184.60	1,075.43	978.79
Cargo tonne-kilometres (millions)	**949.8**	904.3	689.29	499.67	407.70
Passenger-kilometres (millions)	**15,911.40**	14,101.60	13,257.41	12,022.52	10,933.57
Kilometres flown (millions)	**147.2**	121.2	116.41	108.03	89.93
Hours flown (thousands)	**220.4**	180.83	174.3	166.26	140.40
Number of passengers carried (thousands)	**10,371.40**	9,113.31	8,745.31	8,559.82	7,842.40
Weight of cargo carried (kg) (millions)	**302**	286.41	248.49	181.4	150.44
Load factor					
Overall load factor (%)	**56.66**	59.38	55.9	52.17	55.6
Passenger load factor (%)	**61.6**	62.43	58.98	58.56	64.14
Break-even load factor (based on ATK) (%)	54.7	57.7	52.4	57.17	51.35
Yield and costs					
Passenger yield (passenger revenues/passenger kilometres)	**0.6**	0.61	0.61	0.54	0.63
Cargo yield (cargo revenues/cargo tonne-kilometres)	**2.2**	2.35	2.51	2.5	3.26
Average yield (passenger and cargo revenues/tonne-kilometres)	**4.92**	4.97	5.21	4.95	5.92
Unit cost (operating expenses/ASK)	**0.44**	0.46	0.41	0.39	0.42
Unit cost (operating expenses/ATK)	**2.69**	2.87	2.73	2.64	2.86
			Before adjustment		
Capacity					
ATK (available tonne-kilometres) (millions)	**4,186.30**	3,644.50	3,351.40	2,821.40	2,349.40
ASK (available seat-kilometres) (millions)	**25,813.50**	22,596.20	22,479.40	18,550.30	15,650.10
ACTK (available cargo tonne-kilometres) (millions)	**1,865.00**	1,612.60	1,329.37	1,171.52	940.89
Traffic					
Total tonne-kilometres (millions)	**2,332.00**	2,136.60	1,846.30	1,448.30	1,290.30
Passenger tonne-kilometres (millions)	**1,382.20**	1,232.30	1,157.00	957.10	888.40
Cargo tonne-kilometres (millions)	**949.8**	904.3	689.3	491.2	401.9
Passenger-kilometres (millions)	**15,911.40**	14,101.60	13,257.30	10,891.00	10,051.30
Kilometres flown (millions)	**147.2**	127.2	116.4	92.4	78.2
Hours flown (thousands)	**220.4**	180.8	174.3	139.1	118.8
Number of passengers carried (thousands)	**10,263.50**	8,970.70	8,609.50	7,514.40	6,995.20
Weight of cargo carried (kg) (millions)	**283**	266.5	236	167.1	144.4
Load factor					
Overall load factor (%)	**55.71**	58.6	55.1	51.3	54.9
Passenger load factor (%)	**61.6**	62.4	59	58.7	64.2
Break-even load factor (based on ATK) (%)	**53.8**	56.8	51.6	52.7	47.6
Yield and costs					
Passenger yield (passenger revenues/passenger kilometres)	**0.6**	0.61	0.61	0.6	0.69
Cargo yield (cargo revenues/cargo tonne-kilometres)	**2.2**	2.35	2.51	2.54	3.31
Average yield (passenger and cargo revenues/tonne-kilometres)	**5.01**	5.04	5.29	5.38	6.37
Unit cost (operating expenses/ASK)	**0.44**	0.46	0.41	0.43	0.46
Unit cost (operating expenses/ATK)	**2.69**	2.87	2.73	2.83	3.04

* In accord: nce with Order No. 88 of the Civil Aviation Administration of China ("CAAC"), titled *Measures for the Administration of China's Civil Avia tion Statistics*, new statistical standards were implemented with effect from 1 January, 2001. The Group has adjusted the operating data for the corresponding period from 1997 to 2000 according to the new standards. The main differences between the two sets of st. ndards are set forth below:

1. The stand ard passenger weight has been changed from 75 kg per person to 90 kg per person (luggage weight included). Luggage weight will not b separately calculated;

2. Number of scheduled flights has been changed to number of takeoffs;

3. Any pass nger carried on flights which fly international routes will be counted as one domestic passenger and one international passenger; however any passenger carried on an irregular flight will only be counted once; any cargo carried on flights which fly international routes will be counted as one domestic and one international cargo; however, cargo carried on an irregular flight will only be counted once.



ing focus
on safety and customer
comfort, China
Airlines
ice.

Chairman's Statement

We will strive to achieve greater success in return for the support of our shareholders by seizing any opportunity as may be presented by the potential restructuring of the Chinese civil aviation industry, continuing our dedication to ensure safety, optimizing our transport capacity, increasing our sales efforts and controlling our financial management.



Ye Yigan, *Chairman*



Dear shareholders,

I am pleased to announce the report on the operating results of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (collectively, the "Group") for the year ended 31 December 2001. On behalf of all the staff of the Group, I would like to extend my sincere thanks to the shareholders for their support of the Group.

In 2001, global economic development slowed down, and the European, U.S. and Japanese economies continued to decline. The sudden terrorist attacks of 11th September plunged the world economy into difficulty, with the air transport industry being one of the most severely impacted industry. Due to these external factors, China's economy experienced declining growth toward the end of 2001. However, under the Chinese Government's positive macroeconomic policies, a range of measures to stimulate domestic demand have been implemented and the gross national product achieved the targeted 7.4% growth rate.



Opening ceremony for the Ningbo branch office

Faced with the increasingly intense competition in the domestic air transport market and the sliding international market, the Group has formulated a number of business policies, such as centralizing its transport capabilities, capitalizing on its strengths and building a good brand name. The Group has also implemented a series of corresponding measures during the year 2001, including, among others, division of flights between Pudong and Hongqiao Airport in accordance with market demand and establishment of a Shanghai business office to strengthen its market activities and to increase its share of the Shanghai market. The Group has adjusted and re-allocated its transport capacity and has, by launching the "China Eastern Express" service, optimised its route network and increased its route earning rate. It made timely adjustments to its flight schedules by adjusting and bolstering its flights to Europe and the U.S. and adding destinations in South Korea, thus increasing the competitive advantage of some of its international routes. The Group has also expanded its cooperation with American Airlines and has remodelled the entertainment system on its A340 Airbus aircraft. It improved its sales network and strengthened sales administration. At the end of April 2001, the Group joined the "Asia Miles" frequent flyer programme to attract a stable supply of passengers. The Company completed its acquisition of Air Great Wall in June 2001 and established the Company's Ningbo branch based on the assets acquired from Air Great Wall. In addition, the Company committed to invest in Qingdao's Liuting Airport to facilitate the development of the principal business of the Group. The Group has also strengthened its e-commerce research and development and launched the "Great Wall-China Eastern Airline Co-Branded Card" in cooperation with the Shanghai branch of the Bank of China, as part of its constant effort to improve its on-line booking and payment system. During the Asia-Pacific Economic Cooperation (APEC) meeting in October 2001, the Company flew altogether 98 flights on private, chartered and official planes and successfully completed its task, winning praise from all sides.


THE AMERICAN ACADEMY OF HOSPITALITY SCIENCES
2001
Five Star Diamond Award

The Company won the Five Star Diamond Award from the American Academy of Hospitality Sciences on March 20, 2001

In 2001, traffic volume of the Group totalled 2,373 million tonne-kilometres, an increase of 9.60% over the same period in 2000, while revenues from the Group's principal business amounted to RMB11,679 million, an increase of RMB910 million or 8.45% over the same period in 2000. The average aircraft daily utilization was 9.1 hours, an increase of 0.4 hours over the same period in 2000.

The increase in revenues generated from the Group's principal business in 2001 was mainly generated from the passenger air transport business operated by the Group. In view of the deliveries of new aircraft and

the acquisition of three Boeing 737 aircraft through the Company's acquisition of Air Great Wall, more transport capacity has been allocated by the Group to high-earning routes. Coupled with the continuing development of China's economy and the increase in the volume of business in trade and commerce, the traffic volume achieved by the Group in 2001 increased by a relatively larger margin compared to that in 2000.

In 2001, the Group's total operating costs amounted to RMB11,278 million, representing an increase of 8.01% over the same period in 2000. Such increase was primarily due to the increase in the number of flights, resulting in corresponding increases in such operating costs as consumption of aviation materials, landing and take-off expenses and consumption of aviation fuel.

In addition, the Company has a significant percentage of Japanese Yen denominated liabilities. Due to the depreciation of the Japanese Yen in 2001, the Group's books showed a foreign currency exchange gain of RMB126 million for 2001.

In 2001, the Company flew more than 200,000 hours and carried more than 10 million passengers. It remained profitable despite the general slump in the global civil air transport industries.

The Group's profit attributable to shareholders for the year ended 31 December 2001 amounted to RMB542 million, an increase of 208.06% over the same period in 2000.

Outlook for the year 2002

The Group would like to caution readers that this annual report contains, inter alia, some forward-looking statements, such as certain forward-looking statements on the Asian and Chinese economies and aviation markets. These forward-looking statements are subject to numerous uncertainties and risks.

The Company believes that, as a whole, during 2002 it will face a relatively positive economic climate domestically, while the global economy has shown signs of recovery. It brings both opportunities and challenges to the air transport market.

Internationally, economic globalisation has accelerated the development of the world economy, but it has also exacerbated the potential risks and crises in all main industries. The issue of whether or not the European, U.S. and Japanese economies can successfully recover will have an extremely significant impact on world economic trends.

Taking a look at the domestic situation, China has successfully been selected to host the Olympics and has acceded to the World Trade Organisation. The Company believes that with the implementation of positive financial policies by the Chinese Government, a steady growth in the domestic economy will be assured. Since 1992, Shanghai, the base from which the Group has principally been operating its business, has for ten consecutive years attained double-digit growth in its gross domestic product (GDP). As the leading city


上海营业部
SHANGHAI SALES OFFICE
Formation of the Shanghai Sales Division


第一名

The Company wins the "2001 'assenger Appraisal of Civil Aviation" award

of China, Shanghai ha maintained an open and developing ec omy. Its foreign-related businesses, such s its foreign trade and foreign investme t, have steadily increased. In additio , the potential growth in the economi development of Shanghai has increas d significantly, gradually turning i into a global production center city i the twenty-first century. Further, the xpansion in the volume of import and e ort trade and the pace of commercial act ities will further promote the expansion the air transport market, thereby resulti g in an expected and steady increase in the passenger and cargo traffic volume of e Group.

The structure of cons nption in China has reached a new l el, with travel consumption becomi g a hot spot. In addition, individual i come levels are rising. Over all, the p ospects for civil aviation developme t in China are positive, as there e quite a few favourable factors. China, with its extensive territory, large population and rich tourist resources, holds potential for the development of air traffic and its growth prospects are vast. The Chinese Government has deepened its efforts to reform civil aviation and to reduce the involvement of the government in the operation of enterprises. The strategic restructuring of air carriers is expected to achieve progress this year. With the comprehensive implementation of the strategy to develop Western China by the Chinese Government, the air transport businesses operated by the Group in the Western China region is expected to achieve significant developments.

The Group believes that the operation of its domestic and Hong Kong routes will continue to grow. The expansion of its fleet and the increase in its efficiency will enable the Company to increase its flight frequency on domestic and regional routes and to increase its market share. Moreover, the Group will take advantage of events such as the 2002 FIFA World Cup in Korea and Japan, the Asian Games in Pusan, etc., traditional holidays and festivals and the peak traffic season to timely adjust and allocate capacity, comprehensively increase the Company's traffic volume and boost the Company's traffic revenues.

In view of the current market demand, the country's economic and social development and macroeconomic policies, the Chinese government will adjust its policies and strengthen its


“东航快线”产品推介会

Press conference for the promotion of the "China Eastern Express" service


中国东方航空 CHINA EAST

In May 2001, the Company completed its maiden "Polar Flight" over the North Pole

regulation of the air transport industry. The Group expects the competition in the domestic market to become more regulated and orderly. The Group believes that in 2002, demand in the air transport market will continue to increase, gradually improving the balance between demand and supply in the market. The Group will formulate a prudent aircraft purchase policy based on market demand and its own fleet expansion needs.

In response to the business environment and aviation market conditions it will face in 2002, the Company will duly carry out the following strategies to enhance its competitiveness:

1. To increase flight safety, maintain quality service and build positive image

The year 2001 was the Group's 8th safe flight year. The Company's objective for 2002 is again to focus on safety and to strictly enforce safety rules. During 2002, the first phase of AOC will be completed and start to operate. The monitoring of flights throughout their voyages will further raise the level of safety administration. In addition, the Group will earnestly study developments in international terrorism and specific public security issues, take due precautions and make efforts to realize another safe flight year.

In the "2001 Passenger Appraisal of Civil Aviation", the Group ranked number one in terms of overall service. Focusing on individualized services, the Company will strengthen its control of transport service quality and improve service quality across the Group, so as to ensure that the average on-time rate for flights in 2002 reach 80% or above. In addition, the Company will use its hosting of the IATA annual meeting as an opportunity to improve service quality and enhance its international status.

2. To improve transport capacity, to strengthen and improve our operation of the European, American and Australian routes and to expand our operations of the Hong Kong, Japanese and Korean routes

The Company intends to purchase four Boeing 737-700 aircraft and to acquire, under operating leases, two Boeing 737-700 aircraft and two A319 airbuses in 2002. To ensure an optimal allocation of transport capacity, the Company will:

(i) optimize the allocation of transport capacity and the routes; promote the "China Eastern Express" service and other service brand names; strengthen and improve the European, American and Australian routes; increase our competitiveness on some of the other international long-haul routes; actively expand high-earning routes such as Hong Kong, Japanese, Korean and Southeast Asian routes by increasing flight frequency, increasing development efforts, and focusing on the improvement of quality; optimise the structure of the domestic flight network; increase the number of passengers carried, the load factor and the revenue in the Eastern China region and, in particular, Shanghai; and take advantage of restructuring opportunities to develop its air transport industry in the Western China region;

(ii) increase flight allocation during holidays and festivals, concentrate capacity to ensure traffic on popular routes and during peak seasons, actively arrange extra flights and charters and develop new sources of financial growth; and

(iii) further develop our cargo business and, based on the trend of modern logistics and the demand in the cargo transport market, improve our transport network and develop transit cargo transport; introduce competitive sales methods to steadily increase cargo transportation.

3. *To strengthen marketing efforts, increase domestic and Shanghai market share and implement strategy of localising international sales*

(i) In December 2001, the Company established its Shanghai business office which will commence operations in 2002, with a view to strengthening and enhancing the Company's geographical coverage and market share in the Southeast China region, and, in particular, market share in Shanghai.

(ii) The Company will implement a strategy of localizing international sales by recruiting an American expert specialised in sales and promotion as the vice-president to take charge of sales and promotion work over the U.S. regions, thereby increasing foreign sales volumes. In 2002, the Company will also recruit altogether 42 Korean air stewards for the China-Korea routes, in the hope of enhancing the quality of services provided by the Company towards Korean passengers and increasing the Company's competitiveness over Korean routes.

(iii) In 2002, the Company will further improve code-sharing arrangements with foreign airlines, expand the scope of cooperation, revise existing special prorate agreements (SPA) and enter into new ones, further explore and investigate the possibilities of entering into air-alliances, arrange and develop targeted sales promotions, strengthen joint operations with domestic airlines and improve relations with sales agents.


Sino-US Service
Class on Trans-Pacific Flights

Commemoration of the tenth anniversary of the Company's launch of its U.S. routes

(iv) The Company will pay particular attention to the tourism market and actively develop flight schedules during holidays and festivals. It will enhance the quality of frequent flier services, increase its long-term customer resources, develop "Flight & Hotel" arrangements and expand its Golden Swallow Club membership services.

(v) The Company will allocate more resources to the brand-new website it launched at the end of 2001 in order to further improve its functions as a modern business platform and improve and enhance the functions of its on-line booking system. The Company will also develop the use of electronic tickets. In addition, the Company will try to cooperate with more Internet companies to further an on-line membership application function so as to provide its passengers with all kinds of on-line services.

4. *To ensure strict administration of financial affairs and strengthen cost control*

The Company believes that the uncertainty in aviation fuel prices in 2002 will be relatively high. In addition, the lease payments for the newly acquired aircraft and depreciation will increase the costs and expenses of the Company in 2002. In this respect, the Company will adopt the following measures:



(i) to closely monitor the fluctuations in fuel prices and, to the extent permitted by law, to enter into forward contracts and futures transactions in an effort to reduce the operating expenses to be incurred by the Company in the consumption of aviation fuel;

(ii) to reduce inventories of aviation materials and expand cooperation with other companies so as to reduce working capital spent on aviation materials; and

(iii) to strengthen the administration of earnings and improve the settlement system so as to stop the loss of transport revenue; and to formulate optimal sales agent incentive to lower the sales expenses as a percentage of the Company's revenues from its principal business.

5. *To actively expand mergers and reorganisations and expand the scale of the Group's operations*

The Group will take advantage of the opportunities as may be presented by the strategic restructuring of the Chinese civil aviation industry with a view to expanding the scale of operations of the Group, capitalizing on its strength in market share, routes, fleet and human resources and improving the environment of the market in which the Group operates. In addition, the Company will continue to select regional airlines with strengths that would complement the Company's businesses (and vice versa) as potential alliance partners in the hope of establishing a network that better interconnects its domestic and international routes and increasing its share of the domestic market.

I firmly believe that in the coming year, the Company will consolidate and continue to build upon its competitive advantages. In view of the intensely competitive environment, the Company will, with the support of all the shareholders and the dedication of the Company's management and all the staff, seek every opportunity to increase its market share and scope of service so as to ensure the continued stable growth of the Company's business operation and to achieve better results in return for the support of all the shareholders.

Finally, on behalf of the Board of Directors, I would like to express my heartfelt gratitude to all the shareholders and all the staff of the Group for their support and trust.

Ye Yigan
Chairman


中国东方航空股份有限公司首架A340飞机"4C"检
The Initial A340 Overhaul"4C"check of China Eastern Airlines Co., Ltd.
竣工典礼
COMPLETE CEREMONY

Ceremony commemorating the Company's first "4C" overhaul check for the Airbus 340 aircraft

[illegible] airline's extensive network of international and domestic routes guarantees an effortless transition to all the most popular destinations.



Review of Operations and Management's Discussion and Analysis

While constantly striving to be the best we can be and operating with a spirit of innovation, we strengthened our management, further developed our corporate culture, transformed our image and surpassed many of our goals.



Liu Shaoyong, *President*



The Group is one of the three largest air carriers in China based on tonne-kilometres and number of passengers carried in 2001, and is the primary air carrier serving Shanghai, China's largest economic, trading and financial center. In 2001, the Group operated 200 routes, including 155 domestic routes (among which 13 routes are to Hong Kong) and 45 international routes (including 7 international cargo routes). As at 31 December 2001, the Group operated about 2,400 scheduled flights per week, serving a total of 76 domestic and foreign cities. During 2001, the Group wet leased one A320 Airbus aircraft on a short-term basis to Sichuan Airlines. The Group also purchased three A320 Airbus aircraft, acquired four A319 Airbus aircraft under operating leases and, through its acquisition of Air Great Wall, acquired three Boeing 737 aircraft. As at 31 December 2001, the Group had a fleet of 72 aircraft, including 67 passenger jet aircraft with a capacity of over 100 seats and three jet freighters.

In 2001, traffic volume of the Group totalled 2,373 million tonne-kilometers, an increase of 9.6% over last year. The Group's revenues from its main operations

were RMB 11,679 million, an increase of 8.45% over last year. The average aircraft daily utilization rate was 9.1 hours, an increase of 0.4 hours over last year.

2001 Compared to 2000

In 2001, global economy showed signs of weakening development as the economies of the United States and Europe entered recession and as the recession in Japan deepened. In the second half of the year, the terrorist attacks of September 11 plunged the global economy further into recession, with the airlines industry being one of the most severely impacted industries. Due to these external factors, the Chinese economy also experienced declining growth toward the end of 2001. However, the Chinese government's macroeconomic policies aimed at stimulating domestic demand ensured that gross national product in 2001 reached the target growth rate of 7.4%. In addition, since the Group only operates one passenger route (Shanghai to Los Angeles) and two cargo routes to the United States, the events of September 11 only had a limited impact on the Group's international revenues. The Group's regional and other international routes, such as Hong Kong, Japan, Korea and Southeast Asia, were minimally affected.



Faced with increasing competition in the domestic air transport market and the weakening international market, the Group formulated a number of strategies, including centralizing its transport capabilities, capitalizing on its strengths and building a good brand name. To carry out these strategies, the Group implemented a series of measures during 2001, including:

- allocating flights between Shanghai's Hong Qiao Airport and Pudong Airport in accordance with market demand and establishing a separate sales division in Shanghai to strengthen the Group's sales activities and to increase its share of the Shanghai market,
- adjusting and re-allocating its transport capacity and, by launching the "China Eastern Express" service, optimizing its route network and increasing profitability on its routes,
- increasing competitive advantage on various international routes by making timely adjustments to the Group's flight schedule, adjusting and bolstering its flights to Europe and the U.S., adding destinations in South Korea, expanding its cooperation with American Airlines and remodeling the entertainment system on the Group's A340 Airbus aircraft,
- improving the Group's sales network and strengthening the management of its sales activities,
- joining the "Asia Miles" frequent flyer programme at the end of April 2001 as part of the Group's frequent flyer service strategy, thus ensuring a more stable passenger traffic,
- completing the Group's acquisition of Air Great Wall in June 2001 and establishing China Eastern Airlines Ningbo Co., Ltd. using the assets purchased from Air Great Wall,



from RMB 176 million in 2000 to RMB 542 million in 2001.

Revenues. The Group's total revenues increased from RMB 11,220 million in 2000 to RMB 12,153 million in 2001, or 8.31%, reflecting increases in domestic and international passenger revenues. These revenues were net of the applicable PRC sales tax and civil aviation infrastructure levies.

- committing to invest in Qingdao's Liuting Airport to strengthen the development of the Group's principal operations, and

- improving the Group's online reservation and payment capabilities by stepping up its e-commerce research and development efforts and launching the "Great Wall China Eastern Airlines Co-Branded Card" with the Shanghai branch of the Bank of China.

During the Asia Pacific Economic Cooperation (APEC) meeting held in Shanghai in October 2001, the Group received much praise for its successful operation of 98 chartered, commercial and official flights.

The domestic passenger traffic volume increased significantly due to increased business travel resulting from the continuing growth of China's economy. The Group cancelled certain low-traffic, less profitable domestic flights, while increasing capacity on selected high traffic and high-yielding domestic routes by increasing flight frequencies on these routes. As a result, the Group's revenues increased by 8.3%. The Group's operating profit increased from RMB 778 million in 2000 to RMB 875 million in 2001, or 12.4%, reflecting the effectiveness of the Group's efforts to control costs such as commission expenses. The decrease in operating expenses was also due to the curtailment of the Group's medical benefits expenditures with respect to retirees and the drop in aviation fuel expenses during 2001. During the same period, the Group's net interest expense remained at RMB 814 million and the Group's other income decreased by 26.98%. As a result, the Group's profit before taxation increased from RMB 304 million in 2000 to RMB 314 million in 2001, or 3%. Profit attributable to shareholders increased by 2.1 times

Passenger revenues, which accounted for 79% of the Group's total revenues in 2001, increased from RMB 8,644 million in 2000 to RMB 9,587 million in 2001, or 10.9%, reflecting increases in domestic passenger revenues resulting from increasing domestic passenger traffic.

The Group's domestic passenger revenues, which accounted for 49% of the Group's passenger revenues, increased from RMB 3,946 million in 2000 to RMB 4,701 million in 2001, or 19.2% primarily due to higher passenger demand. In 2001, the Group replaced low traffic and low-yielding domestic routes with new routes and increased capacity on selected high traffic and high-yielding domestic routes by increasing flight frequencies on these routes with a view towards improving its competitiveness. In addition, the Group reallocated its flights between Shanghai's Hong Qiao Airport and Pudong Airport according to passenger demand and traffic



volume. The Group also established a separate sales division in Shanghai focused on increasing the Group's market share in Shanghai as a part of the Group's efforts to optimize its sales network. Moreover, the Group initiated the "China Eastern Express" services which increased the frequency of flights on the Shanghai-Beijing routes. As a result, the Group's domestic passenger traffic increased by 18.71% in 2001 and the Group's domestic passenger load factor increased from 58% in 2000 to 61% in 2001. However, the Group's domestic passenger yield decreased from RMB 0.67 in 2000 to RMB 0.63 in 2001 per passenger-kilometer, primarily due to increasing competition in the domestic market and a change in the statistical standards used to measure passenger traffic. Increasing competition in the domestic market prompted the Group to lower average airfares for its flights originating or terminating at the Pudong International Airport. Pudong International Airport is further away from downtown Shanghai and less convenient than Hong Qiao International Airport. As a result, airlines including the Group reduced airfares to attract passengers to take flights terminating or originating from Pudong International Airport. The change in the statistical standards was mandated by Order No. 88 of the Civil Aviation Administration of China (CAAC) with effect from 1 January 2001. Under the new standards, a passenger on a scheduled international flight with a domestic connection is now counted twice, as a domestic and an international passenger (accounting of a passenger on non-scheduled international flights with domestic connections remains unchanged, as one international passenger). Without this change in statistical standards, the domestic passenger yield would have been RMB 0.65 in 2001.

Hong Kong passenger revenues, which accounted for 20% of the Group's passenger revenues, increased from RMB 1,873 million in 2000 to RMB 1,921 million in 2001, or 2.6%, reflecting primarily increases in Hong Kong passenger traffic. Hong Kong passenger traffic increased by 6.96% in 2001 over that of 2000 as a result of higher passenger demand and the successful implementation of the "China

Eastern Express" services which increased the frequency of flights on the Shanghai-Hong Kong routes. The passenger capacity on the Group's Hong Kong routes increased by 15.85%. Our Hong Kong passenger load factor decreased from 61% in 2000 to 56.21% in 2001 and the Group's Hong Kong passenger yield decreased from RMB 0.99 in 2000 to RMB 0.95 in 2001 per passenger-kilometer. The decrease in passenger load factor and passenger yield on Hong Kong routes was due to competition from Dragon Air, lower-than-expected demand resulting from the global economic downturn in 2001, which was compounded by the events of September 11, and a slight over-capacity on the Hong Kong routes.

International passenger revenues, which accounted for 31% of the Group's passenger revenues, increased from RMB 2,826 million in 2000 to RMB 2,965 million in 2001, or 4.9%, despite the global economic downturn and the events of September 11. The increase in international passenger revenues reflected increased international passenger traffic and increased yield per passenger-kilometer. International passenger traffic increased by 8.31% in 2001 over that of 2000 as a result of higher passenger demand on the Group's Japanese, European and Southeast Asian routes (including South Korea). In particular, passenger traffic on the Group's Japanese routes continued to increase because the Group's competitors have moved their flights to and from Japan to Pudong International Airport which is further away from downtown Shanghai and relatively less convenient than Hong Qiao International Airport. However, the Group's advantage over its competitors on these routes will be gradually eliminated as the Shanghai municipal government gradually moves all international and regional flights to and from Shanghai to Pudong International Airport, starting in April 2002. The Group's passenger traffic on Korean and European routes also increased due to increased Chinese tourists travelling to Korea and Europe. The Group's international passenger capacity decreased slightly by 0.6% in 2001, international passenger load factor increased from 67% in 2000 to 68.68% in 2001, and international passenger yield increased from RMB 0.45 in 2000 to RMB 0.48 in 2001 per passenger-kilometer primarily as a result of the Group's timely adjustments to its international flight schedule to meet market changes. The adjustments included increasing flight frequencies and re-adjusting flight routes on the Group's high-yielding European routes and adjusting U.S. flights after the events of September 11.



The Group generates cargo and mail revenues from the transport of cargo and mail on the Group's designated cargo aircraft as well as from the carriage of cargo and mail on passenger aircraft. Revenues from cargo and mail operations, which accounted for 17.21% of the Group's total revenues, decreased from RMB 2,124 million in 2000 to RMB 2,092 million in 2001, or 1.53%. The decrease in cargo

revenues was primarily the result of the global economic downturn (which affected cargo revenues particularly since the majority of the Group's cargo traffic is on its international routes), increased competition from domestic and international carriers (such as UPS and Fedex), and the decrease of the Group's revenues on the Japanese and Korean cargo and mail routes as a result of the devaluation of the Japanese yen and the Korean won. The Group's cargo and mail traffic (as measured in cargo tonne-kilometres, or TKs) increased from 904 million TKs in 2000 to 950 million TKs in 2001, or 5%, primarily due to the increase of the Group's international cargo and mail traffic. To meet the increased cargo and mail traffic demand, the Group increased the flight frequency on routes to major destinations, implemented nationwide, multiple-location cargo flight coverage in the U.S. (Shanghai-Anchorage-Seattle-Chicago-New York), and entered new markets such as the Shanghai-Xiamen-Japan cargo route. Cargo yield decreased from RMB 2.35 in 2000 to RMB 2.20 in 2001 per cargo tonne-kilometer primarily as a result of increasingly intense competition on the Group's international cargo routes from such competitors as UPS, Fedex and China Southern Airlines.



Other operating revenues are primarily generated from airport ground services and ticket handling services. Airport ground services include loading and unloading, aircraft cleaning, fueling and ground transportation of cargo and passenger luggage for airlines operating to or from Hong Qiao International Airport and Pudong International Airport. Other operating revenues increased from RMB 452 million in 2000 to RMB 474 million in 2001, or 5%, which is lower than the 29% growth rate achieved in 2000. The surge in other operating revenues in 2000 was due to the opening of the Pudong International Airport in that year. The Group currently is the principal provider of airport ground services at both Hong Qiao International Airport and Pudong International Airport.

Operating Expenses. The Group's total operating expenses increased from RMB 10,442 million in 2000 to RMB 11,278 million in 2001, or 8%, primarily due to the increase in the number of flights which resulted in increases in expenses such as aircraft fuel expenses, aircraft maintenance expenses and takeoff and landing charges. However, operating expenses did not increase as fast as they did in 2000 due to effective cost control by the Group. Operating expenses as a percentage of revenues decreased from 93.1% in 2000 to 92.8% in 2001.

Aircraft fuel expenses increased from RMB 2,327 million in 2000 to RMB 2,613 million in 2001, or 12.3%. Fuel expenses increased primarily as a result of increased fuel usage offset by decreased domestic and international fuel prices. In 2001, the weighted average domestic and international fuel prices paid by the Group decreased by approximately 2% and 1%, respectively.

Aircraft depreciation and operating lease expenses increased from RMB 2,168 million in 2000 to RMB 2,404 million in 2001, or 10.9%. Other depreciation and operating lease expenses increased from RMB 321 million in 2000 to RMB 358 million in 2001, or 11.6%, primarily reflecting the addition of buildings, facilities and equipment and other assets at Pudong International Airport. Take-off and landing charges increased from RMB 1,572 million in 2000 to RMB 1,703 million in 2001, or 8.3%. Aircraft maintenance expenses were RMB [illegible]67 million in 2001, compared to RMB 8[illegible] million in 2000, an increase of 17.9%.

Commission expenses decreased from RMB 645 million in 2000 to RMB 487 million in 2001, or [illegible]4.5%, primarily due to the adoption of a new settlement policy under which commissions received from and paid to other airlines for regional and international flights are netted off periodically with the other airlines (rather than recording each receipt and payment separately as commission income and commission expense, respectively) and revenues received by the Group from sales and travel agents for tickets on regional and international flights are net of commissions. Under this policy, the Group not only reduced its liability for sales taxes, but also avoided having to pay commissions before receiving payment for its ticket sales.

Wages, salaries and benefits decreased from RMB 798 million in 2000 to RMB 773 million in 2001, or 3.1%. This decrease was attributable primarily to a write-back in the amount of approximately RMB 96 million as a result of the curtailment of the Group's obligations to provide medical benefits to retirees. At the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations regarding its medical insurance scheme in accordance with a State Council directive issued in 1998. The Group joined the scheme in January 2001. Other than the annual contributions made to the scheme, the Group now has no other obligation for payment of medical expenses, thereby reducing its medical benefits expenses. (see Note 33 to the Financial Statements prepared under IAS).


金燕俱乐部

Food and beverage expenses increased from RMB 499 million in 2000 to RMB 567 million in 2001, or 13.7%, due to the increased number of passengers resulting from increasing flights and expanding operations. Office and administration expenses increased from RMB 724 million in 2000 to RMB 849 million in 2001, or 17.3%.

Other operating expenses decreased from RMB 568 million in 2000 to RMB 557 million in 2001, or 1.9%. Other operating expenses included provision for obsolescence of flight equipment spare parts, maintenance expenses of other fixed assets, computer and telecommunications expenses and other expenses. The decrease

was attributable to effective cost management by the Group.

Net Interest Expenses and Net Other Income. Net interest expenses remained at RMB 814 million in 2001. Net other income decreased from RMB 341 million in 2000 to RMB 249 million in 2001. The primary reason for the decrease in other income was that while the Group received RMB 110 million from its disposition of four MD82 aircraft in 2000, no such income was generated in 2001.

Provision for Taxation. The Group had an effective tax rate of 14.3% in 2001, compared to 32.7% in 2000. The effective tax rate in 2001 was lower because the Group changed its legal address to Pudong on July 1, 2001, which allowed the Group to enjoy the lower income tax rate of 15%. See Note 9 to the Financial Statements prepared under IAS regarding the recognition of a net tax credit in the amount of RMB 306 million as a result of the reduction of the income tax rate applicable to the Group.



Liquidity and Capital Resources

The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group had cash and cash equivalents as at 31 December 2000 and 2001 of RMB 1,423 million and RMB 1,331 million, respectively. Net cash provided by operating activities in 2000 and 2001 was RMB 2,130 million and RMB 2,401 million, respectively. During the last two years, the Group's primary cash requirements had been for additions of and upgrades on aircraft and flight equipment and payments on related indebtedness.

Net cash used by the Group in investing activities in 2000 and 2001 was RMB 1,156 million and RMB 2,554 million, respectively. In 2000 and 2001, payment of advances on aircraft and flight equipment were RMB 630 million and RMB 992 million, respectively, while additions of aircraft and flight equipment were RMB 237 million and RMB 1,024 million, respectively. The Group financed the additions to the Group's aircraft and flight equipment primarily through lease arrangements, bank loans, funds generated from operations and by trading old aircraft for new ones. Funds generated from disposal of old aircraft and flight equipment and other fixed assets and equipment (including by way of exchange) totalled RMB 325 million and RMB 73 million in 2000 and 2001, respectively. The Group also received RMB 276 million and RMB 62 million as return of advances on aircraft and flight equipment in 2000 and 2001, respectively. Additions of construction in progress, which included primarily facilities at the Pudong International Airport, were RMB 540 million and RMB 371 million in 2000 and 2001, respectively.

Net cash used by the Group in financing activities was RMB 846 million in 2000 and



was primarily used for repayments of long-term and short-term loans as well as principal repayments on finance lease obligations. Net cash generated by the Group's financing activities in 2001 was RMB 80 million, mainly from short-term bank loans.

Pursuant to certain of the Group's finance or operating leases, the Group is required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in China with regard to payments made under these leases. All but one of the Group's current leases have been exempted from withholding or similar taxes under Chinese tax regulations. Although the Group cannot assure that it will be able to obtain any exemption in respect of future leases, the amount of withholding taxes are generally subject to and limited by bilateral taxation treaties.

The Group generally operates with a working capital deficit. As at 31 December 2001, the Group's current liabilities exceeded the Group's current assets by RMB 3,163 million. The increase in working capital deficit in 2001 was due to a number of measures taken by the Group to decrease financing costs. The Group terminated several costly aircraft leases prior to the expiration of their terms and acquired aircraft using low-interest loans provided by various domestic banks; thereby increasing the Group's current liabilities in 2001. The final lease payments under certain long-term, Japanese-yen-denominated leveraged aircraft leases due to expire in 2002, comprising a significant portion of total payments under these leases, was transferred to current liabilities in 2001, thereby also contributing to the growth in current liabilities. To ensure operational consistency, the Group took several initiatives, including entering into working capital credit facility agreements with PRC banks to meet the Group's future capital needs. The Group has generally been able to arrange short-term bank loans with domestic and foreign banks in China as necessary to meet the Group's working capital requirements. The Group believes that it can obtain these short-term bank loans when required because of the Group's continuing relationships with various lenders, although the Group cannot assure that it will be able to continue to do so in the future. See Note 41 to the Financial Statements prepared under IAS for a description of bank loan facilities obtained since 31 December 2001. Short-term loans outstanding totalled RMB 600 million and RMB 1,288 million as at 31 December 2000 and 2001, respectively. Long-term loans outstanding totalled RMB 4,804 million and RMB 5,301 million as at 31 December 2000 and 2001, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB 917 million, RMB 2,518 million and RMB 1,866 million, respectively, as at 31 December 2001, as compared to RMB 867 million, RMB 2,048 million and RMB 1,890 million, respectively, as at 31 December 2000. The total lease obligations outstanding under the Group's finance leases as at 31 December 2000 and 2001 were RMB 11,308 million and RMB 9,871 million, respectively. The

Group's lease obligations payable within two years, from thr:: to five years and beyond five years wei: RMB 4,166 million, RMB 3,091 million an: RMB 2,614 million, respectively, as at ..1 December 2001, as compared to R·JB 3,154 million, RMB 4,078 millio· and RMB 4,076 million, respectivel as at 31 December 2000. The Group ex:ects that cash from operations and :hort-term bank borrowings will be s fficient to meet the Group's opera ing cash flow requirements, alt·ough events that materially affect th: Group's operating



results can also ha·: a negative impact on liquidity. The G:oup has, and in the future may continu: to have, substantial indebtedness. As a 31 December 2000 and 2001, the Grou.'s long-term debt to equity ratio wa · 2.36 and 1.93, respectively. Th· interest expenses associated with the·: indebtedness might impair the Group's f ture profitability and cause the Group's (arnings to be subject to a higher degree f volatility.

The Group's aircraft orders as at 31 December 2001 included commitments to acquire eleven Boeing 737 aircraft, two A319 Airbus aircraft and five A340 Airbus aircraft to be delivered between 2002 and 2004. The Group expects its capital expenditures for aircraft and related equipment, including deposits, through 2004 to be in aggregate approximately RMB 9,187 million, including RMB 2,199 million in 2002, RMB 4,928 million in 2003 and RMB 2,060 million in 2004, in each case subject to contractually stipulated increases related to inflation and any discounts available upon delivery of the aircraft. Construction of the Group's facilities at the Pudong International Airport and the purchase of maintenance equipment and other property and equipment will continue to require additional capital expenditure in 2002. In June 2001, the Group completed its acquisition of Air Great Wall for an aggregate consideration of RMB 270 million, to be paid on an installment basis over 9 years. On 9 June 2001, the Group established China Eastern Airlines Ningbo Co., Ltd. using the assets purchased from Air Great Wall. The Group has preliminarily agreed in principle with Wuhan Airlines and other partners to establish a joint venture in which the Group is expected to hold a 40% interest. The aggregate investment by the Group is expected to be approximately RMB 280 million. The plan to establish this joint venture was approved by the CAAC in early 2002. The capital contribution to the joint venture will be paid in cash. The Group plans to finance the Group's aircraft acquisitions, the Group's investment in the joint venture with Wuhan Airlines and other partners and other capital commitments through a combination of funds generated from operations, existing credit facilities, bank loans, leasing arrangements and other external financing arrangements.

In the past, the Group has obtained, with the assistance of the CAAC, guarantees from the Bank of China and other Chinese banks in respect of payments under the Group's foreign loan and finance lease obligations. While the Group believes that the Group will continue to be able to obtain bank guarantees in the future, the Group cannot assure that the Group will be able to do so. The unavailability of guarantees from Bank of China or other acceptable banks or the increased cost of

these guarantees could adversely affect the Group's ability to borrow internationally or enter into international aircraft lease financings on acceptable terms. The Group's ability to obtain financing may also be affected by the Group's financial position and leverage, as well as by prevailing economic conditions and the cost of financing generally. If the Group was unable to obtain financing for a significant portion of the Group's capital requirements, the Group's ability to acquire new aircraft or to expand its operations could be impaired.

Foreign Currency Transactions

All of the Group's finance lease obligations and aircraft operating leases are denominated in U.S. dollars, Japanese yen and German deutschemarks (as converted into the Euro as of 1 January 2002), and certain other expenses of the Group are denominated in currencies other than Renminbi. Although the Group generates foreign currency revenues, including Japanese yen, Hong Kong dollar and U.S. dollar revenues, from ticket sales made in overseas offices, the Group may generate a deficit or surplus of revenues in foreign currencies over payments in these currencies from period to period. The resulting foreign currency exchange rate exposure can have an adverse effect on the Group's results of operations if, for example, the value of the Renminbi weakens against the U.S. dollar or the relevant foreign currencies and the effective cost of the Group's aircraft financing and other foreign currency-denominated liabilities increase. The Group is not able to hedge effectively against the devaluation of the Renminbi, other than by retaining the Group's foreign exchange-denominated earnings and receipts to the extent permitted by the Chinese State Administration of Foreign Exchange. The Group's results of operations may also be affected by changes in the value of currencies other than the Renminbi, depending on the currencies of the Group's foreign currency-denominated receipts and obligations. The Group has previously entered into various short-term hedging arrangements, for periods of under 3 months, with Chinese banks for the exchange of Japanese yen into U.S. dollars in order to hedge against the devaluation of the Japanese yen. In 2001, the Group began entering into longer-term hedging transactions, for periods of four to five years, for the exchange of Japanese yen into U.S. dollars. The Group also began short term hedging arrangements for the exchange of Korean won into U.S. dollars in 2001. In 2001, the Group had a net foreign exchange gain of RMB 126 million as compared to a net foreign exchange gain of RMB 120 million in 2000 primarily as a result of the depreciation of the Japanese yen against the Renminbi in 2001.

Employees

As at 31 December 2001, the Group had approximately 13,500 employees, a majority of whom worked in the PRC. The Group normally pays a basic salary and a performance bonus to each of its employees. The Group has not experienced any significant difficulty in recruiting employees or any significant turnover in the number of its employees or any labour dispute with its employees. Apart from the basic salary and performance bonus, the details of retirement and post-retirement benefits and staff housing benefits are set out in Notes 33 and 34 of the financial statements prepared under IAS.

Charges on Asset and Contingent Liabilities

For the acquisition of aircraft, the Group generally pledges its assets, including the aircraft and its long-term bank deposits, to secure its obligations under finance leases and bank loans for these acquisitions. As at 31 December 2000 and 2001, the total carrying value of assets pledged was RMB 5,396 million and RMB 5,216 million, respectively.

As at 31 December 2001, China Eastern Airlines Jiangsu Co., Ltd. had provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company, an independent third party, amounting to RMB 150 million.


With a focus on efficient
and quality service, China
Eastern Airlines strives to
become the airline of choice for
business and leisure tra

Report of Directors

The Group is one of the three largest air carriers in China based on tonne-kilometers and number of passengers carried in 2001, and is the primary air carrier serving Shanghai, China's largest economic, trading and financial center.

The board of directors ("Board of Directors") of the Company is pleased to present the audited financial report of the Company and its subsidiaries (the "Group") for the year ended 31 December 2001.

Group Activities and Results

The Company is one of the three largest air carriers in the PRC based on tonne-kilometres and the number of passengers carried in 2001 and is the primary air carrier serving Shanghai, the largest economic, trading and financial centre of the PRC. The results of the Group for the year ended 31 December 2001 and the financial position of the Company and the Group as at that date, prepared in accordance with the IAS and the PRC Accounting Standards, are set out in the financial statements.

Details of the Company's principal subsidiaries are set out in note 16 to the financial statements prepared in accordance with IAS.

The geographical analysis of the Group's traffic revenue is as follows:

	PRC Accounting Regulations (RMB'000)	IAS (RMB'000)
PRC	5,734,273	4,987,486
Hong Kong Special Administrative Region ("Hong Kong")	2,257,362	2,145,732
International	4,747,139	4,545,392
Total	12,738,774	11,678,610

Dividends

As at 31 December 20: 1, the Company's accumulative distribu table profits were approximately RMB17 153,681 based on the financial staten ents prepared in accordance with th PRC accounting standards. Having considered the Company's cash flow a d operating needs in 2002, the Boa d of Directors recommended payme t, in respect of the Company's accumulative undistributed profits attributable to its shareholders, of a cash dividend of RMB0.02 per share (including tax) based n an aggregate of 4,866,950,000 shares of the Company as at 31 December 2001. Holders of H shares of the Company will r: ceive a dividend in an equivalent amo nt based on the foreign exchange conversion rate published by the Peo le's Bank of China on the date of the dist ibution of the cash dividend, representing a total cash dividend payment of RMB97,339,000 (excluding the e penses for the distribution of the al ove dividend). The balance of the un stributed profits attributable to the shareholders of the Company will be carri d over to next year. The Company will no convert funds from the common reserve o increase its share capital during this p riod. The Board of Directors also deci ed that the above dividend distributi proposal will be submitted to the 2(1 Annual General Meeting to be conve ed on 18 June 2002 for approval.


中国东方航空有限股份公司
第三届董事会第一次会议

The Company's register of members for H shares will be closed from 18 May 2002 to 17 June 2002 (both days inclusive), during which period no transfers of H shares will be registered. Holders of H shares who wish to attend the Annual General Meeting and to be listed on the distribution list for final dividend distribution must deliver their instruments of transfer and the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, no later than 4 p.m. on 17 May 2002.

Share Capital Structure

As at 31 December 2001, the share capital structure of the Company was as follows:

	At the beginning of the period (10,000 shares)	Percentage (%)	Increase/ (Decrease) during this period (10,000 shares)	At the end of the period (10,000 shares)	Percentage (%)
1. Unlisted Shares					
State-owned					
legal person shares	300,000	61.64	0	300,000	61.64
2. Listed shares					
(a) H Shares	156,695	32.19	0	156,695	32.19
(b) A Shares	30,000	6.17	0	30,000	6.17
3. Total number of shares	486,695	100	0	486,695	100

Number of Shareholder

As at 31 December 2001, the total number of registered shareholders of the Company was 162,993.

Substantial Shareholders

As at 31 December 2001, the 10 largest shareholders of the Company and their respective shareholdings are as follows:

	Name	Number of shares held	Shareholding (%)
1.	EASTERN AIR GROUP COMPANY ("EA Group")	3,000,000,000	61.64
2.	HKSCC NOMINEES LIMITED	1,456,575,999	29.93
3.	GALAXY SECURITIES	7,837,851	0.16
4.	RONGZHENG INVESTMENT	7,531,088	0.15
5.	HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-9	3,000,000	0.06
6.	HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-43	2,276,000	0.047
7.	HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED	2,162,000	0.044
8.	HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-41	2,122,000	0.0436
9.	HONGKONG & SHANGHAI BANKING CORPORATION (NOMINEES) LIMITED A/C BR-42	2,000,000	0.041
10.	XINGHE FUND	1,740,368	0.036

The respective interests of EA Group and HKSCC Nominees Limited have been registered in the register of interests kept by the Company pursuant to the *Securities (Disclosure of Interests) Ordinance* (Chapter 396, Laws of Hong Kong) (the "SDI Ordinance").

Except as disclosed above, the Directors are not aware of any person (other than the Directors, chief executive, senior management or supervisors of the Company) who as at 31 December 2001 was interested in 10% or more of any class of share capital of the Company which was required to be recorded in the register of interests of the Company pursuant to section 16(1) of the SDI Ordinance.

Controlling Shareholder

EA Group is the PRC-incorporated holding company of the Company. Mr. Ye Yigan is the legal representative of EA Group. EA Group is mainly engaged in the management of its subsidiaries and the sale of goods produced by its subsidiaries. EA Group also provides catering, boarding and lodging services, air courier services, transportation of passengers and goods on land, and other land transportation services, as well as the sale of food and souvenirs on aircraft. As at 31 December 2001, the shares of the Company held by EA Group were not pledged.

Acquisitions and Mergers

After negotiation with China Civil Aviation Flight College, the original shareholder of Air Great Wall, the Group acquired the business of Air Great Wall in June 2001 (through the acquisition of certain assets and liabilities) for a total acquisition price of RMB270 million, payable by instalments over nine years. On 9 June 2001, the Company established its Ningbo Branch in Ningbo.

EA Group will, pursuant to a merger and restructuring proposal, undergo a restructuring involving China Yunnan Airlines and China Northwest Airlines. This restructuring proposal has yet to be finalised. For details please see the announcement issued by the Company on 6 February 2002.

After numerous rounds of negotiations, on 20 January 2002, the Company preliminarily agreed in principle with Wuhan Airlines on matters concerning

joint investment in, a: I the establishment of, China Eastern Airl ıes Wuhan Co., Ltd. For details please se the announcement issued by the Compar·· on 19 March 2002.

Purchase, Sal: or Redemption c Securities

During the year ende · 31 December 2001, neither the Comp..ny nor any of its subsidiaries has purchased, sold or redeemed any of its ecurities (the term "securities" has th meaning ascribed thereto in paragr.ph 1 of part I of Appendix 7 to the I: les Governing the Listing of Securities o The Stock Exchange of Hong Kong Limite (the "Listing Rules")).

Compliance w th the Code of Best Practi:e

The Company has at :ll times throughout the year ended 3 December 2001 complied with the "C de of Best Practice" set out in Appendix 1 to the Listing Rules.

Pre-emptive I:ights

Under the articles :f association of the Company and the PRC laws, no pre-emptive rights exi: which require the Company to offer n.w shares to existing shareholders on a p: rata basis.

Directors, Supervisors, and Senior Management

Names, relevant information of and shares held by the Directors, supervisors ("Supervisors") and senior management of the Company during 2001 and as at the date of this report are as follows:

Name	Position	Age	A shares held
Ye Yigan	Chairman of the Board of Directors	59	0
Liu Shaoyong	Director, President	44	0
Wan Mingwu	Director, Vice President	55	0
Cao Jianxiong	Director	43	2,800
Zhong Xiong	Director, Vice President	56	2,800
Chen Quanxin	Director	60	2,800
Wu Baiwang	Director	59	0
Zhou Ruijin	Director	63	0
Gong Haocheng	Independent Non-executive Director	74	0
Hu Honggao	Independent Non-executive Director	48	0
Peter Lok	Independent Non-executive Director	65	0
Li Zhongming*	Chairman of the Board of Directors	61	2,800
Shen Zejiang*	Director	49	2,800
Xiao Liyuan*	Director	52	2,800
Zhu Tonghai*	Director	60	2,800
Li Wenxin	Chairman of the Supervisory Committee	53	0
Ba Shengji	Supervisor	43	2,800
Zhou Rongcai	Supervisor	57	0
Yang Jie	Supervisor	32	0
Liu Jiashun	Supervisor	45	0
Wu Yulin	Vice President	53	2,800
Fan Ru	Chief Pilot	52	2,800
Yang Xu	Chief Engineer	41	0
Luo Weide	Chief Accountant	46	0
Luo Zhuping	Secretary of the Board	49	2,800

* *resigned in June 2001*

As at the date of this report, a brief biography in respect of each of the Directors, Supervisors and senior management officers of the Company is as follows:

Mr. Ye Yigan is the incumbent Chairman of the Board of Directors. Mr. Ye joined the civil aviation industry in 1965. From 1983 to 1985 he served as deputy chief engineer of the CAAC Shanghai Bureau. From 1985 to 1987 he served as head of the aircraft repair factory of the CAAC Shanghai Bureau. In December 1987 he became deputy head of the CAAC East China Bureau. From 1992 to 1996 he served as president and deputy party secretary of China Aviation Supplies Corp. From June 1996 to 2000 he served as head and party secretary of the CAAC East China Bureau. Since April 2001 he has been president and party secretary of EA Group. Mr. Ye became Chairman of the Board of Directors of the Company in June 2001. Mr. Ye graduated from the China Civil Aviation Institute in Tianjin, with a major in aircraft instrument maintenance.

Mr. Liu Shaoyong is currently Director and President of the Company. Mr. Liu joined the civil aviation industry in 1978. From 1993 to 1995 he was deputy fleet leader and fleet leader of the Taiyuan fleet of China General Aviation Corporation. From 1995 to 1997 he was deputy general manager of China General Aviation Corporation and deputy director of the CAAC Shanxi Bureau. From 1997 to 1999 he was general manager of the Company's Shanxi branch and from 1999 to 2000 he was director of CAAC's department of flight standards. Since December 2000 he has been President and deputy party secretary of the Company. Mr. Liu graduated from the China Civil Aviation Flight Academy. In 1999, he graduated from the graduate school at the Tianjin School of Finance and Economics, majoring in international trade. He holds the title of First Class Pilot.

Mr. Wan Mingwu is currently a Director of the Company as well as its party secretary and Vice-President. Mr. Wan joined the civil aviation industry in 1968. From 1983 to 1990 he was deputy section chief and section chief of the cadre section of the political department of the CAAC Shenyang Bureau. From 1990 to 1992 he was section chief of the personnel section of China Northern Airlines. From 1992 to 1995 he was deputy party secretary of China Northern Airlines and from 1995 to 2000 he was party secretary of China Northern Airlines. Since December 2000 he has been party secretary and Vice-President of the Company. Mr. Wan graduated from Civil Aviation Mechanics Vocational School. Mr. Wan is a college graduate and holds the title of senior political work instructor.

Mr. Cao Jianxiong is currently a Director of the Company. Mr. Cao joined the aviation industry in 1982. From 1992 to 1994 he served as president of Shanghai Eastern Airlines Development Company and in 1994 he became president of Eastern Airlines Futures Brokerage Company. In 1996 he served as an assistant to the President of the Company. From 1997 to 1999, he served as Vice-president and Chief Accountant of the Company. Since December 1999, he has served as Vice-president of EA Group. Mr. Cao graduated from the Civil Aviation Management Institute of China with a major in labour economics. Mr. Cao also received a Master's degree in global economics from Eastern China Normal University's Department of International Finance. Mr. Cao holds the title of Economist.

Mr. Zhong Xiong is currently a Director and a vice president of the Company. Mr. Zhong joined the civil aviation industry in 1970. From 1986 to 1988, he was assistant manager of Transportation Services Company of the CAAC Shanghai Bureau and was manager of sales and transportation department of China

Eastern Airlines from 1''88 to 1992. From 1992 to April 1995, he 'vas vice president of China Eastern Airlin :s. Since May 1995, Mr. Zhong has been a vi:e president of the Company. He graduat'd in 1970 from the English Department of Jiaoning Teacher's College and holds the . tle of Economist.

Mr. Chen Quanxin is currently a Director of the Company. Mr. C en joined the civil aviation industry in 1965. From 1983 to early 1987, he was de: uty manager and, from early 1987 to en: of 1987, manager of Transportation Serv: es Company of the CAAC Shanghai Burea.. From the end of 1987 to 1992, Mr. Ch n was chief of the China Eastern Airlir :s administrative office. From 1992 to 1996, Mr. Chen served as chairman of the wo:kers' union of China Eastern Airlines. From the end of 1996 to 1997, he was the chai nan of the workers' union of EA Group. Fr n 1997 to 2001, he served as chairman o the workers' union of the Company. M. Chen has since retired.

Mr. Wu Baiwang is cur: ently a Director and party secretary of G: angzhou Baiyuan Airport. Mr. Wu join: l the civil aviation industry in 1959 and was deputy head and subsequently head of 'he 12th Fleet of the CAAC from 1976 to 198 . From 1984 to 1992, Mr. Wu was deputy h d and subsequently became head of the C/ iC Jilin Bureau. From 1992 to 1995, Mr. Wu was head and party secretary of the CAAC Northeastern Bureau. In September 1995, he became the general manager of China General Aviation Corporation. Mr. Wu graduated from Chinese Civil Aviation School in 1965 and holds the title of First Class Pilot.

Mr. Zhou Ruijin is currently a director of the Company. Mr. Zhou was deputy editor-in-chief and the East China regional director of the People's Daily. From 1988 to 1993. Mr. Zhou was party secretary and deputy editor-in-chief of the Liberation Daily. From 1994 to 1996 he was deputy editor-in-chief of the People's Daily and from 1996 to 2000 he was deputy editor-in-chief and the East China regional director of the People's Daily. Mr. Zhou graduated from the journalism department of Fudan University in 1962.

Mr. Gong Haocheng is currently an independent non-executive Director. He is the chairman of the supervisory committee of China Guo Tai Securities Co., Ltd., president of the Shanghai Institute of Securities and Futures, and a professor at the Shanghai University of Finance, Shanghai University of Communications and Eastern China College of Law and Politics. From 1984 to 1991, he was assistant branch manager and then branch manager of the Shanghai Branch of People's Bank of China, and head of the Shanghai Bureau of the State Administration of Foreign Exchange. Mr. Gong was involved in the establishment of the Bank of Communications, the Shanghai Stock Exchange and the Shanghai Foreign Exchange Swap Centre.

Mr. Hu Honggao is currently an independent non-executive Director. He is the vice dean and professor of law at Fu Dan University School of Law, supervising graduate students majoring in civil and commercial law at Fu Dan University. He also serves as the head of the Civil and Commercial Law Research Centre of Fu Dan University. He is also a senior lawyer at the Shanghai Shen Yang Law Office. Mr. Hu is a managing director of China Commercial Law Research Society, a member of the Legislative Consultation Committee of the Shanghai Municipal Government, vice-chairman of the Shanghai Economic Law Research Society and an arbitrator of the Shanghai Arbitration Committee.

Mr. Peter Lok is currently an independent non-executive Director. Mr. Lok went to the College of Air Traffic Control in England for further studies after joining the Hong Kong Civil Aviation Department in December 1956. He studied air transport, air accident investigation and administration and management of civil aviation in England

from 1968 to 1973. In 1982, he became the assistant director of the Hong Kong Civil Aviation Department. From 1985, during his time in office at the air services division of the Hong Kong Civil Aviation Department, he participated in negotiations with various countries regarding air traffic rights. He became the deputy director in 198 , and subsequently the director in 1990 of the Hong Kong Civil Aviation Department. Mr. Lok retired in 1996. He has served as a consultant at the Flights Standards Department of the CAAC. Mr. Lok is the first Chinese director of the Hong Kong Civil Aviation Department and was at one time an instructor of the College of Air Traffic Control in Hong Kong.

Mr. Li Wenxin is currently Chairman of the Company's Supervisory Committee. Mr. Li joined the civil aviation industry in 1970. From 1992 to 1995 he was secretary of the disciplinary committee of China General Aviation Company. From 1995 to 1996 he was deputy party secretary of China General Aviation Corporation. From 1996 to 1998 he was deputy general manager of China General Aviation Corporation and in February 1998 he assumed the post of party secretary and executive deputy general manager of the Shanxi branch of the Company. He is currently deputy party secretary and secretary of the disciplinary committee of Eastern Air Group. Mr. Li received a university education and is a qualified senior political work instructor.

Mr. Ba Shengji is currently a Supervisor. Mr. Ba joined the civil aviation industry in 1978. From 1980 to 1988, Mr. Ba was an accountant at the Department of Finance of the CAAC Shanghai Bureau. From 1988 to 1993, he served as the section head of the Department of Finance of China Eastern Airlines. In 1993, Mr. Ba became the deputy head of the Department of Finance of China Eastern Airlines. In 1997 Mr. Ba became the chief officer of the auditing office of the Company. He is currently the head of EA Group's auditing department. Mr. Ba received a university education and is a qualified auditor.

Mr. Zhou Rongcai is currently a supervisor and vice-chairman of the workers' union of the Company. Mr. Zhou joined the civil aviation industry in 1972. From 1979 to 1987 he was an instructor with the 5th Fleet (3rd Team) of the CAAC. From 1987 to 1992 he was an instructor and a deputy political commissar with the Shanghai Fleet (3rd Team) of China Eastern Airlines. From 1992 to 1996 he was deputy department head of the organization department of China Eastern Airlines and from 1996 to 1997 he was head of the general office of the China Eastern workers' union. Since 1997 he has been head of the general office and vice-chairman of the workers' unions of the Company and EA Group. Mr. Zhou graduated from the Shanghai Air Force Political Academy.

Ms. Yang Jie is currently a supervisor of the Company. Ms. Yang joined the civil aviation industry in 1992. From 1996 to 1998 she was electronic technology supervisor of the technology office and Communist Youth League secretary of the overhaul department at the aircraft maintenance base of the Company. From 1998 to 2000 she was Communist Youth League deputy secretary of the aircraft maintenance base of the Company. She is currently deputy secretary of the Company's Communist Youth League. Ms. Yang graduated with a major in aviation electronics from the China Civil Aviation Academy and is a qualified engineer.

Mr. Liu Jiashun is currently a supervisor of the Company. From 1993 to 1999, Mr. Liu was party secretary, deputy general manager and secretary of the disciplinary committee secretary of China Aviation Fuel Hainan Company, as well as chairman of the board (legal representative) and president of Hainan Nanyang Air Transport Co., Ltd. From 1997 to 1999 he was also in charge of fuel supply engineering at Haikou's Meilan Airport and served as director of Meilan

Airport Co., Ltd. and vice chairman of the board and president of Meilan Industrial Co., Ltd. From 1999 to 2000 he was deputy party secretary of China Aviation Fuel East China Company and he is currently deputy party secretary and secretary of the disciplinary committee of the East China branch of China Aviation Fuel Company. Mr. Liu is a former graduate student and has qualifications as a political work instructor.

Mr. Wu Yulin is the vice-president of the Company. Mr. Wu joined the civil aviation industry in 1966. From 1975 to 1985, he was the deputy head and from 1985 to 1988, the head of the 5th Fleet of the CAAC. In 1998, Mr. Wu became the head of the Company's Shanghai Fleet. From 1989 to 1994, Mr. Wu was the deputy chief, and from 1994 to 1995, the chief of the Aviation Skills and Management Department of China Eastern Airlines. He was the director of China Eastern Airlines' Safety Supervision Department from 1995 to 1997, deputy pilot and chief of the Safety Supervision Department of the Company from 1997 to 1998 and president and party secretary of the Hebei Branch office of the Company from 1998 to 1999. Mr. Wu became vice president of the Company from December 1999. Mr. Wu graduated from Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Fan Ru is the chief pilot of the Company. Mr. Fan joined the civil aviation industry in 1968. Mr. Fan was the deputy head of the 5th Fleet of the CAAC from 1985 to 1988, the deputy head of China Eastern Airlines' Shanghai Fleet from 1988 to 1995, the chief of the Aviation Skills and Management Department of China Eastern Airlines from 1995 to 1997 and the deputy pilot and chief of the Aviation Skills and Management Department of the Company from 1997 to 1999. Mr. Fan became the chief pilot of the Company from December 1999. Mr. Fan graduated from the Chinese Civil Aviation School and holds the title of First Class Pilot.

Mr. Yang Xu is the Chief Engineer of the Company. Mr. Yang joined the civil aviation industry in 1982. Mr. Yang was president of the Aircraft Repair and Maintenance Department of China Eastern Airlines from 1993 to 1997, the vice-president of the Aircraft Repair and Maintenance Base of the Company from 1997 to 1998, and president and deputy party secretary of the Aircraft Repair and Maintenance Department of the Company from 1998 to 1999. Mr. Yang has been the Chief Engineer of the Company since December 1999. Mr. Yang graduated from the Nanjing University of Aeronautics and Astronautics with a major in aircraft design and holds the title of Senior Engineer.

Mr. Luo Weide is the Company's Chief Accountant and Chief Financial Officer. In 1976 Mr. Luo began his military service at the Air Force in Liuan Airport. From 1986 to 1991 he successively served as secretary of the general party branch and deputy bureau director of the Putuo branch of the Shanghai Municipal Tax Bureau. From 1991 to 1993 he concurrently served as head of the finance bureau and the state asset bureau of Putuo District, Shanghai. From 1993 to 1998 he successively served as deputy chief accountant, chief accountant and executive deputy general manager of Shanghai Jinqiao (Group) Co., Ltd. From 1998 to 2000, he was vice-president of Shanghai Pudong Development (Group) Co., Ltd. and chairman of the board and general manager of Pudong Finance Company. Since 2000 he has been the Chief Accountant and Chief Financial Officer of the Company. Mr. Luo graduated from the Sino-European International Business School in 1999 and received a Master's degree in business administration. He holds the titles of Senior Accountant and Senior Economist.


中国东方航空股份有限公司

Mr. Luo Zhuping is the secretary of the Board and the head of the secretariat of the Board. Mr. Luo joined the civil aviation industry in 1988. He was deputy chief and then chief of the enterprise management department of China Eastern Airlines from 1992 to 1997. He was deputy head of the share system office from 1993 to 1996. In 1997, he became the secretary of the Board of Directors and the head of the secretariat of the Board of Directors. Mr. Luo graduated from the Faculty of Philosophy and the Faculty of Law of Anhui University in 1979 and 1985, respectively. In 1994, Mr. Luo received a Master's degree from the Economics Department of Eastern China Normal University, majoring in global economics. In 1998, he participated in the training programme for senior managers of large state-owned enterprises organised in the U.S.A. by the State Economic and Trade Commission and Morgan Stanley.

Re-election of Directors and Personnel Changes

In view of the expiry of the term of office, and the re-election, of the Directors and reallocation of responsibilities, it was resolved at the shareholders' general meeting of the Company held on 29 June 2001 that Mr. Li Zhongming, Mr. Shen Zejiang, Mr. Xiao Liyuan and Mr. Zhu Tonghai were no longer directors of the Company and that Mr. Ye Yigan, Mr. Liu Shaoyong, Mr. Wan Mingwu and Mr. Cao Jianxiong were appointed as new directors. On the same day, the Board of Directors elected Mr. Ye Yigan as the Chairman of the Board of Directors and appointed Mr. Liu Shaoyong as President, Mr. Wan Mingwu, Mr. Zhong Xiong and Mr. Wu Yulin as Vice Presidents, Mr. Luo Weide as Chief Accountant and Mr. Luo Zhuping as the secretary of the Board of Directors. The aforementioned appointments became effective on 29 June 2001.

Interests of Directors, Chief Executive, Supervisors and Senior Management in the Share Capital of the Company

Except as disclosed in this report, none of the Directors, chief executive, Supervisors or senior management of the Company had, as at 31 December 2001, any interests in any shares or debentures of the Company or any associated corporation (within the meaning of the SDI Ordinance) which are required pursuant to section


中国东方航空股份有限公司

29 of the SDI Ordinance to be entered in the register referred to therein, or any interests in warrants to subscribe for shares in the Company or any associated corporation (as so defined) or any interests which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or, in the case of Supervisors, which would be required to be notified as described above if they had been Directors.

At no time during the year was the Company or any of its subsidiaries, their holding companies or jointly controlled entities a party to any arrangement to enable the Directors, Supervisors, chief executive or any of their spouses or children under eighteen years of age to acquire benefits by means of acquisition of, or subscription for, shares in, or debentures of, the Company or any other body corporate.

Service Contracts of Directors and Supervisors

No Director or Supervisor has entered into any service contract with the Company which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Interests of Directors and Supervisors in Contracts

Except as disclosed in this report, none of the Directors or Supervisors had any material interest in any contract of significance to which the Company or any of its subsidiaries was a party during the year.

Remuneration of Directors and Supervisors

Details of remuneration of Directors and Supervisors are set out in note 8 to the financial statements prepared in accordance with IAS.

Employees

As at 31 December 2001, the Group had approximately 13,500 employees, a majority of whom worked in the PRC.

Bank Loans and Other Borrowings

Details of bank loans and other borrowings of the Company and the Group as at 31 December 2001 are set out in notes 26 to 27 to the financial statements prepared in accordance with IAS.

Interest Capitalized

Interest capitalized for the Group as calculated in accordance with IAS for the year ended 31 December 2001 was RMB 59.81 million.

Fixed Assets

Movements of fixed assets of the Company and the Group during the year are summarized in note 14 to the financial statements prepared in accordance with IAS.

Reserves

Details of movements in the reserves of the Company and the Group for the year ended 31 December 2001 are set out in note 29 to the financial statements prepared in accordance with IAS.

Statutory Common Welfare Fund

Details in relation to the statutory common welfare fund, such as the nature, application and movements in the fund, and the basis of its calculation, including the percentage used for calculating the amounts, are set out in note 29(b) to the financial statements prepared in accordance with IAS.

Tax Rate

The Company has always paid income tax in full in accordance with the tax policies of the People's Republic of China. As the Company's legal address was changed to 66 Airport Street, Pudong International Airport, Shanghai, China, from 1 July 2001, the Company began to enjoy the enterprise income tax incentive policy offered in the Pudong New Area under which its tax rate was reduced from 33% to 15%. See note 9 to the financial statements prepared in accordance with IAS.

Donations

During the year, the Group made donations for charitable purposes amounting to RMB668,340.

Curtailment of Medical Benefits

For details of the curtailment of the Group's medical benefits as at 31 December 2001, please see notes 4 and 33 to the Group's financial statements prepared in accordance with IAS.

Employees' Retirement Scheme

Details of the Company's employee retirement scheme and post retirement benefits are set out in note 33 to the financial statements prepared in accordance with IAS.

Major Suppliers and Customers

As at 31 December 2001, the cost of aircraft and related equipment and other purchases from the Group's largest and five largest suppliers accounted for approximately 44.64% and 65.94%, respectively, of the total purchases. The aggregate percentages of sales attributable to the Group's five largest customers are less than 5% and therefore no additional disclosure with regard to major customers is made.

One of the five largest suppliers is Shanghai Eastern Air Catering Co. Ltd. ("Eastern Air Catering"), which is 60% owned by EA Group. The cost of food and beverages purchased by the Group from Eastern Air Catering in 2001 accounted for approximately 6.18% of the Group's total purchases.

Except as disclosed above, none of the Directors or Supervisors or their associates nor any shareholder holding 5% or more of the Company's share capital had any interest in any of the above mentioned suppliers and customers.

Material Contracts

Details of material contracts entered into subsequent to the balance sheet date are set out in note 41 to the financial statements prepared in accordance with IAS.

AGM and Board Meetings

AGM

On 29 June 2001, the Company held its 2000 AGM at Bai Hua Hall, Fourth Floor,

2nd Door, Pine City Hote 8 Dong'an Road, Shanghai, The People's ·epublic of China to discuss various resolu: ons proposed by the Board. Ordinary ı:solutions were passed to approve eacl. of the following matters: the Directı rs' report, the Supervisory Committee': report, the audit report and the profıı appropriation proposal of the Com ıny for the year ended 31 December 20ı); the proposal to set off the deficit of ıle shareholders' equity against the "Tı rnover Fund for Housing"; the appointm: nt of auditors and the appointment an: resignation of directors and superviso·: of the Company. Special resolutions were ɔassed to approve the amendment of the : ompany's articles of association and tı change its legal registered address.

Board Meetings

During 2001 the Boarıl of Directors held three regular meeting ɜnd four ordinary meetings and passed, : mong others, the following resolutions:

Approving the Compɛ ıy's business plan and investment propo. ıl for 2001 and the working report of th: President of the Company for 2000; ap roving in principle the proposed acqui: tion of 15 feeder aircraft (50-seaters) a d, if approved by the government, ad itional 70-seater feeder aircraft over . number of years; approving the draft (the annual results announcement of the Company for 2000, the PRC and international audited financial reports of the Company and the profit distribution proposal; approving the submission of the proposed setoff of the deficit in the Company's "Turnover Fund for Housing" against owner's equity to the shareholders' general meeting for approval; deciding the date for convening the year 2000 annual shareholders' general meeting and determining the agenda for the same; approving the draft of the interim results announcement of the Company for the year 2001 and the PRC and international financial reports of the Company for 2000; approving the change of the Company's legal registered address from 2550 Hongqiao Road, Shanghai to 66 Airport Street, Pudong International Airport, Shanghai and the amendment of the pertinent provisions of the Company's articles of association, as well as the submission of the proposed amendment to the articles of association to the Company's shareholders' general meeting for approval; approving the remodelling of the in-flight entertainment system on the Company's A340 aircraft; deciding to change the form of the joint venture with China Civil Aviation Flight College with respect to Air Great Wall such that the Company acquired Air Great Wall's assets and restructured it as the Company's Ningbo branch; approving the Company's participation in the reorganisation and restructuring of Wuhan Airlines as sponsor and the Company's equity participation in Qingdao's Liuting Airport; reviewing and approving the results of the Company's fixed asset appraisal using 31 December 2000 as the reference date and deciding to engage an independent asset appraiser to re-appraise the Company's assets and forecast the amount of funds required for distribution to employees in the form of home purchase subsidies in lieu of housing using 30 June 2001 as the reference date; to elect Mr. Ye Yigan as the Company's Chairman of the Board; approving the engagement of Mr. Liu Shaoyong as the Company's President and, on the recommendation of the President, Mr. Liu Shaoyong, approving the engagement of Mr. Wan Mingwu, Mr. Zhong Xiong and Mr. Wu Yulin as the Company's Vice-presidents, the engagement of Mr. Luo Weide as the Company's Chief Accountant and the engagement of Mr. Luo Zhuping as the Company's Secretary of the Board; approving the proposal for the partial restructuring of the Company; approving in principle the establishment of China Eastern Airlines Airport Investment Management Company as a joint venture between the Company and other investors, with an investment of RMB0.5 - 1 billion, and authorizing the President to implement the same and to submit a specific proposal to the Board of Directors for approval; approving in principle the

sale of the Xiamen Cl'. Building and to make allocations to a d. preciation reserve in accordance with reg ations; approving in principle the continu:d discussion of the purchase of the Ningb: Airport terminal building; and approvir :; the formation of an investment re ew committee composed of Mess. ;. Wu Baiwang (chairman), Zhong Xion; and Cao Jianxiong and the formation of a audit committee composed of Messrs Gong Haocheng (chairman), Hu H iggao and Cao Jianxiong.

The aforementioned :solutions on the annual results and int: im results reports and the changes i the Company's management were pre iously announced respectively on 10 Apr , 11 May, 30 June, 17 July, 30 July and 5 November 2001 in the Shanghai Securiti: News, the South China Morning Post a d the Hong Kong Economic Times.

Connected Tra sactions

As EA Group holds ap roximately 61.64% of the issued share cap al of the Company, certain transactions e ered into between the Group and EA Gro and its associates constitute connected ansactions for the Company under the L ting Rules.

Details of the conn cted transactions entered into by the G oup with EA Group or companies directly r indirectly held by EA Group for the year ended 31 December 2001 are set out in note 38(b) to the financial statements prepared in accordance with IAS.

The Company's independent non-executive directors have reviewed the transactions with connected persons entered into by the Group during 2001 and confirmed that :-

(a) the transactions have been entered into by the Group in the ordinary and usual course of its business;

(b) the transactions have been entered into either (i) on normal commercial terms (by reference to transactions of a similar nature made by similar entities within China) or (ii) (where there is no available comparison) on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(c) the transactions have been entered into either (i) in accordance with the terms of the agreement governing each such transactions or (ii) (where there is no such agreement) on terms no less favourable than terms available to third parties.

In respect of each connected transaction disclosed in note 38(b) to the financial statements prepared in accordance with IAS, the Company confirms that it has complied with the relevant requirements under Chapter 14 of the Listing Rules or a waiver from such requirements has been obtained from the Hong Kong Stock Exchange.

Details of the other related party transactions entered by the Group for the year ended 31 December 2001 are set out in note 38(a) to the financial statements prepared in accordance with IAS. These transactions do not constitute connected transactions of the Company under the Listing Rules.

Waiver from Compliance with the Listing Rules

Pursuant to Rule 14.04(8) of the Listing Rules, The Stock Exchange of Hong Kong Limited has granted to the Company a waiver from strict compliance with the provisions of Chapter 14 of the Listing Rules, which relates to notifiable transactions, in relation to the acquisition or disposal of aircraft. The major terms of the waiver are summarized as follows:

(a) instead of the normal tests under Chapter 14 of the Listing Rules, the tests for the Company will be made by reference to the Available Tonne Kilometers ("ATKs") for aircraft being acquired or disposed of as compared

to the Company's aggregate fleet ATKs;

(b) the proposed test will replace the net asset test and the consideration test only, while the net profit and equity capital issued tests as set out in Chapter 14 of the Listing Rules will continue to apply

(c) the calculation of ATKs will be as follows:

(i) fleet ATKs will be the aggregate actual ATKs for all aircraft in the Company's fleet for the last financial year as disclosed in the Company's annual report;

(ii) ATKs for aircraft being disposed of will be based on actual ATKs of the aircraft for the previous two financial years; and

(iii) ATKs for aircraft being acquired will be based on the historical operating data for the type of aircraft. Where the aircraft to be acquired is a new type, the ATKs will be estimated based on other aircraft of similar size operated by the Company or the average for the Chinese civil aviation industry;

(d) the Company's ATKs figure will be disclosed in the Company's annual report and be reviewed by auditors who will confirm on an annual basis that the Company's ATKs are calculated correctly and consistently;

(e) for the purposes of making the test stated in (a) above, all acquisitions and disposals for the last 12 months will be aggregated, unless the acquisition or disposal has previously been reported as a notifiable transaction pursuant to the rules set out herein;

(f) the thresholds for classifying a transaction as a discloseable, major or very substantial acquisition will be 33⅓%, 50% and 100% (assuming that there are no circumstances which would make it a connected transaction or a share transaction);

(g) where the transaction is a discloseable transaction, disclosure will take the form of a press announcement complying with Rule 14.14 of the Listing Rules and details of the transaction will be set out in the Company's annual report and accounts. Where the transaction is a major transaction or a very substantial acquisition, the provisions of Chapter 14 of the Listing Rules will apply;

(h) an option to acquire aircraft will not be treated as acquisition while the exercise of such an option will be treated as acquisition of an aircraft;

(i) the Company will disclose in its annual reports and interim reports the following information:

(i) regarding future deliveries of aircraft, details of aircraft on order including the number and type; and the years in which such aircraft are scheduled to be delivered;

(ii) the number and type of aircraft which are subject to options exercisable during a period of not less than 12 months from the end of the financial year or period to which the report relates; and

(j) the granting of the waiver would also be conditional on the Company remaining a subsidiary of EA Group.

As at 31 December 2001, the Company's ATKs were 4,188.20 million (after adjustment in accordance with the new standards set out in Order No.88 of the Civil Aviation Administration of China titled *Measures for the Administration of China's Civil Aviation Statistics* pursuant to which new statistical standards were implemented with effect from 1 January 2001).

In relation to future d liveries of aircraft, as at 31 December 2001, the following are details of aircraft on order which are scheduled to be delivered:

Type of aircraft	Number of aircraft	Year to be delivered
Boeing 737-700	6	2002
A319	2	2002
Boeing 737-700	5	2003
A340-600	3	2003
A340-600	2	2004

As at the date of this :port, the Directors are not aware of any aircraft which are subject to options exercisable during a period of not less than 12 months :om 31 December 2001.

Staff Quarters

Details of the Group's staff quarters are set out in note 34 to the inancial statements prepared in accorda ice with IAS.

Material Litig:tion

The Group was not involved in any material litigation o disputes in 2001.

Auditors

PricewaterhouseCoc pers (Certified Public Accountants in Hong Kong) and Shanghai Zhonghua Certifiec Public Accountants (registered account:nts in the PRC) were the Company's intern:ational and domestic auditors in 2001, res ectively. A resolution to re-appoint both Pı :ewaterhouseCoopers and Shanghai Zhon: hua Certified Public Accountants a the Company's international and domestic auditors, respectively, for the financial year ending 31 December 2002 will be proposed at the forthcoming AGM on 18 June 2002.

On behalf of the Board

Ye Yigan
Chairman of the Board

Shanghai, 8 April 2002


The airline never rests in its
determination to offer the very best
in quality and service, ensuring a
prosperous journey into the
domestic and global markets.

Report of the Supervisory Committee

The Supervisory Committee participated in and provided suggestions on the Company's operations, investment plans and development of new business plans.

Dear Shareholders,

In 2001, members of the Supervisory Committee of the Company ("Supervisory Committee") carried out their duties actively in accordance with the articles of association of the Company and relevant regulations to protect the shareholders' interests and long-term development of the Company.

In 2001, the Supervisory Committee held a meeting to discuss matters such as the financial statement and the profit distribution scheme submitted to the 2000 Annual General Meeting by the Board of Directors. All members of the Supervisory Committee attended meetings of the Board and effectively monitored whether the strategic decisions of the Board were made in accordance with the relevant laws of the PRC, the long-term development of the Company or in the shareholders' interests. The Supervisory Committee participated in and provided suggestions on the Company's operations, investment plans and development of new business plans.

In 2001, the Supervisory Committee recognized that the directors, management and other senior executives strictly followed the articles of association of the Company, and diligently carried out their duties. The Company's management overcame unfavourable market factors and ensured consistent increases in total traffic.

The Supervisory Committee has carefully reviewed the financial report and the profit distribution scheme to be submitted to the 2001 Annual General Meeting, and found no problems with these submissions. None of the directors, management or other senior executives is aware of any information indicating that their actions in carrying out their duties violated applicable PRC laws, administrative regulations, or the articles of association of the Company or were infringing the rights of the Company.

The Supervisory Committee is satisfied with the Company's achievements in 2001 and has confidence in the Company's prospects.

On behalf of
the Supervisory Committee

Li Wenxin
Chairman of the Supervisory Committee

Shanghai, the PRC
8 April 2002

Report of the Independent International Auditors

PRICEWATERHOUSECOOPERS

To the members of China Eastern Airlines Corporation Limited
(established in the People's Republic of China with limited liability)

We have audited the accompanying balance sheets of China Eastern Airlines Corporation Limited (the "Company") and its subsidiaries (the "Group") as at 31 December 2001, and the consolidated profit and loss account and cash flow statement for the year then ended. These financial statements set out on pages 47 to 104 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Group and the Company as at 31 December 2001, and of the results of the Group's operations and cash flows for the year then ended in accordance with International Accounting Standards, and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 8 April 2002

Consolidated Profit and Loss Account

(Prepared in accordance with International Accounting Standards)
Year ended 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Traffic revenues			
Passenger		**9,586,941**	8,644,260
Cargo and mail		**2,091,669**	2,124,228
Other operating revenues		**474,198**	451,575
Turnover	3	**12,152,808**	11,220,063
Operating expenses			
Wages, salaries and benefits	4	**772,896**	797,594
Take-off and landing charges		**1,702,899**	1,572,216
Aircraft fuel		**2,613,187**	2,327,388
Food and beverages		**567,168**	498,640
Aircraft depreciation and operating leases		**2,403,752**	2,167,539
Other depreciation, amortisation and operating leases		**358,120**	320,792
Aircraft maintenance		**966,750**	820,405
Commissions		**487,009**	645,482
Office and administration		**849,217**	724,046
Other		**557,139**	567,709
Total operating expenses		**11,278,137**	10,441,811
Operating profit		**874,671**	778,252
Interest expense, net	5	**(814,375)**	(814,486)
Other income, net	6	**248,741**	340,642
Share of profit of an associated company	17	**4,546**	-
Profit before taxation	7	**313,583**	304,408
Taxation	9(a)	**261,454**	(99,637)
Profit after taxation		**575,037**	204,771
Minority interests	32	**(33,324)**	(29,242)
Profit attributable to shareholders		**541,713**	175,529
Basic earnings per share	10	**RMB0.111**	RMB0.036

Consolidated Balance Sheet

(Prepared in accordance with International Accounting Standards)
As at 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Goodwill and negative goodwill	12	**42,909**	101,795
Land use rights	13	**1,231,505**	840,612
Fixed assets	14	**20,222,680**	19,961,682
Construction in progress	15	**347,406**	476,251
Investment in an associated company	17	**109,527**	–
Advances on aircraft and flight equipment		**1,141,576**	551,823
Long-term loan to ultimate holding company		**–**	44,402
Derivative assets	39(e)	**5,396**	–
Other long-term receivables and investments	18	**1,985,554**	2,172,302
Deferred tax assets	30	**489,375**	895,078
Current assets			
Flight equipment spare parts less allowance for obsolescence (2001: RMB314,174,000; 2000: RMB293,022,000)		**464,833**	376,003
Trade receivables less allowance for doubtful accounts (2001: RMB59,828,000; 2000: RMB39,273,000)	19	**785,834**	1,246,826
Amounts due from related companies	20(a)	**35,544**	76,151
Prepayments and other receivables	21	**742,511**	719,433
Current portion of receivable under subleases		**–**	84,246
Short-term deposits with an associated company	20(b)	**281,362**	188,302
Tax recoverable		**–**	7,861
Cash and bank balances		**1,099,630**	1,284,373
		3,409,714	3,983,195
Current liabilities			
Trade payables	22	**48,117**	76,978
Sales in advance of carriage		**645,626**	697,260
Amounts due to related companies	20(a)	**369,226**	261,043
Other payables and accrued expenses	23	**1,918,154**	1,665,861
Current portion of obligations under finance leases	25(a)	**1,935,672**	1,117,583
Current portion of long-term bank loans	26	**361,236**	422,788
Tax payable		**6,949**	–
Short-term bank loans	27	**1,287,642**	600,000
		6,572,622	4,841,513
Net current liabilities		**(3,162,908)**	(858,318)
Total assets less current liabilities		**22,413,020**	24,185,627

(Prepared in accordance with International Accounting Standards)

As at 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**2,771,844**	2,322,074
Total capital and reserves		**7,638,794**	7,189,024
Minority interests	32	**257,205**	223,881
Deferred tax liabilities	30	**780,419**	1,453,876
Accrued aircraft overhaul expenses	24	**193,003**	224,305
Post-retirement benefit obligations	33(b)	**507,141**	522,535
Obligations under finance leases	25(a)	**7,935,679**	10,190,599
Long-term portion of other payable	31	**161,448**	–
Long-term bank loans	26	**4,939,331**	4,381,407
		22,413,020	24,185,627

Ye Yigan
Director

Liu Shaoyong
Director

Balance Sheet

(Prepared in accordance with International Accounting Standards)
As at 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Goodwill and negative goodwill	12	**42,909**	101,795
Land use rights	13	**769,072**	360,353
Fixed assets	14	**19,373,619**	19,065,191
Construction in progress	15	**190,394**	408,277
Investments in subsidiaries	16	**1,193,174**	1,176,914
Investment in an associated company	17	**106,364**	–
Advances on aircraft and flight equipment		**1,141,576**	551,823
Long-term loan to ultimate holding company		**–**	44,402
Derivative assets	39(e)	**5,396**	–
Other long-term receivables and investments	18	**1,944,976**	2,129,966
Deferred tax assets	30	**470,385**	892,103
Current assets			
Flight equipment spare parts less allowance for obsolescence (2001: RMB305,382,000; 2000: RMB283,337,000)		**416,276**	330,633
Trade receivables less allowance for doubtful accounts (2001: RMB58,875,000; 2000: RMB37,277,000)	19	**532,516**	840,056
Amounts due from related companies	20(a)	**30,454**	69,849
Prepayments and other receivables	21	**652,374**	675,369
Current portion of receivable under subleases		**–**	84,246
Short-term deposits with an associated company	20(b)	**266,741**	130,699
Tax recoverable		**–**	89
Short-term deposits and bank balances		**723,397**	909,409
		2,621,758	3,040,350
Current liabilities			
Trade payables	22	**48,068**	76,474
Sales in advance of carriage		**606,676**	645,915
Amounts due to related companies	20(a)	**312,821**	164,731
Other payables and accrued expenses	23	**1,640,185**	1,262,098
Current portion of obligations under finance leases	25(a)	**1,935,672**	1,117,583
Current portion of long-term bank loans	26	**361,236**	422,788
Tax payable		**1,755**	–
Short-term bank loans	27	**982,642**	200,000
		5,889,055	3,889,589
Net current liabilities		**(3,267,297)**	(849,239)
Total assets less current liabilities		**21,970,568**	23,881,585

(Prepared in accordance with International Accounting Standards)
As at 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Share capital	28	**4,866,950**	4,866,950
Reserves	29	**2,763,648**	2,385,163
Total capital and reserves		**7,630,598**	7,252,113
Deferred tax liabilities	30	**765,251**	1,453,876
Accrued aircraft overhaul expenses	24	**102,403**	138,748
Post-retirement benefit obligations	33(b)	**435,858**	464,842
Obligations under finance leases	25(a)	**7,935,679**	10,190,599
Long-term portion of other payable	31	**161,448**	—
Long-term bank loans	26	**4,939,331**	4,381,407
		21,970,568	23,881,585

Ye Yigan
Director

Liu Shaoyong
Director

Consolidated Cash Flow Statement

(Prepared in accordance with International Accounting Standards)
Year ended 31 December 2001

	2001 RMB'000	2000 RMB'000
Cash flows from operating activities		
Profit attributable to shareholders	**541,713**	175,529
Adjustments to reconcile net profit to net cash provided by operating activities:		
Amortisation of goodwill and negative goodwill	**3,641**	5,655
Amortisation of land use rights	**26,615**	17,243
Depreciation of fixed assets	**1,719,777**	1,619,085
Interest accrued on a long-term payable	**6,693**	–
Amortisation of value added tax	**15,832**	15,831
Amortisation of bond discount	**(37,355)**	(34,578)
Share of profits after tax of an associated company	**(3,163)**	–
Write back of provision for post-retirement benefits upon curtailment of medical benefits	**(95,975)**	–
Provision for post-retirement benefits	**78,953**	110,059
Provision for sale of staff quarters	**–**	76,000
Provision for doubtful debts	**51,180**	7,191
Allowance for obsolescence of flight equipment spare parts	**21,152**	932
Foreign exchange gains	**(122,614)**	(145,808)
Gains on disposals of aircraft and flight equipment	**(1,866)**	(112,076)
Losses on disposals of other fixed assets	**10,643**	6,130
Minority interests	**33,324**	29,242
(Write back)/provision for deferred taxation	**(267,754)**	76,729
Movements in:		
Long-term portion of accrued aircraft overhaul expenses	**(31,302)**	111,017
Trade receivables	**468,554**	(187,551)
Flight equipment spare parts	**(86,938)**	44,851
Amounts due from related companies	**40,607**	13,379
Prepayments and other receivables	**(41,667)**	159,195
Trade payables	**(83,784)**	2,561
Amounts due to related companies	**108,183**	(236,246)
Sales in advance of carriage	**(90,927)**	159,954
Tax recoverable/payable	**14,810**	(4,011)
Other payables and accrued expenses	**123,085**	219,347
	1,859,704	1,954,131
Net cash inflow from operating activities	**2,401,417**	2,129,660

Consolidated Cash Flow Statement

(Prepared in accordance with International Accounting Standards)
As at 31 December 2001

	Note	2001 RMB'000	2000 RMB'000
Cash flows from investing activities:			
Acquisition of land use rights		**(64,673)**	(277,926)
Additions of aircraft and flight equipment		**(1,024,205)**	(236,642)
Acquisition of a passenger carriage business	35(b)	**24,008**	–
Proceeds on disposals of aircraft, flight equipment, other fixed assets and equipment		**73,358**	325,844
Additions of buildings, other fixed assets and equipment		**(229,703)**	(173,923)
Additions of construction in progress		**(370,647)**	(540,278)
Investment in an associated company		**(106,364)**	–
Advances on aircraft and flight equipment		**(991,800)**	(630,241)
Repayments of advances on aircraft and flight equipment		**61,514**	275,759
Net increase in short-term deposits with original maturities over three months		**(228)**	(42,936)
Decrease in long-term bank deposits		**74,358**	128,425
Repayment of loan to ultimate holding company		**–**	15,617
Net cash outflow from investing activities		**(2,554,382)**	(1,156,301)
Cash flows from financing activities:			
Repayment of amount due to ultimate holding company		**(15,598)**	–
Short-term bank loans		**2,037,642**	1,250,000
Repayments of short-term bank loans		**(1,350,000)**	(1,065,586)
Long-term bank loans		**1,305,643**	1,100,000
Repayments of long-term bank loans		**(824,284)**	(1,001,486)
Principal repayments of finance lease obligations		**(1,157,179)**	(1,152,459)
Receipts of amounts due under subleases		**84,246**	195,901
Loans from an associated company		**50,000**	340,000
Repayments of loans from an associated company		**(50,000)**	(530,000)
Capital injection from a minority shareholder		**–**	17,900
Net cash inflow / (outflow) from financing activities		**80,470**	(845,730)
Net cash (outflow) / inflow		**(72,495)**	127,629
Cash and cash equivalents at 1 January		**1,422,891**	1,315,172
Exchange adjustment		**(19,416)**	(19,910)
Cash and cash equivalents at 31 December	35(a)	**1,330,980**	1,422,891

Statement of Changes in Shareholder's Equity

(Prepared in accordance with International Accounting Standards)
Year ended 31 December 2001

	Share capital (note 28) RMB'000	Reserves (note 29) RMB'000	Retained profits (note 29) RMB'000	Total RMB'000
Group				
At 1 January 2001	**4,866,950**	**1,223,227**	**1,098,847**	**7,189,024**
Consolidated profit attributable to shareholders	**–**	**–**	**541,713**	**541,713**
Unrealised gain on foreign currency forward contracts (note 39(e))	**–**	**5,396**	**–**	**5,396**
Total recognised gains	**–**	**5,396**	**541,713**	**547,109**
Dividends (note 11)	**–**	**–**	**(97,339)**	**(97,339)**
Transfer from retained profits to reserves	**–**	**3,362**	**(3,362)**	**–**
At 31 December 2001	**4,866,950**	**1,231,985**	**1,539,859**	**7,638,794**
Company				
At 1 January 2001	**4,866,950**	**1,231,672**	**1,153,491**	**7,252,113**
Profit attributable to shareholders	**–**	**–**	**470,428**	**470,428**
Unrealised gain on foreign currency forward contracts (note 39(e))	**–**	**5,396**	**–**	**5,396**
Total recognised gains	**–**	**5,396**	**470,428**	**475,824**
Dividends (note 11)	**–**	**–**	**(97,339)**	**(97,339)**
At 31 December 2001	**4,866,950**	**1,237,068**	**1,526,580**	**7,630,598**
Group				
At 1 January 2000	4,866,950	1,201,143	945,402	7,013,495
Consolidated profit attributable to shareholders	–	–	175,529	175,529
Transfer from retained profits to reserves	–	22,084	(22,084)	–
At 31 December 2000	4,866,950	1,223,227	1,098,847	7,189,024
Company				
At 1 January 2000	4,866,950	1,231,672	1,053,981	7,152,603
Profit attributable to shareholders	–	–	99,510	99,510
At 31 December 2000	4,866,950	1,231,672	1,153,491	7,252,113

1. Basis of Preparation

China Eastern Airlines Corporation Limited (the "Company"), incorporated in the People's Republic of China ("PRC") as a joint stock company limited by shares, is majority owned by Eastern Air Group Company ("EA Group"), a state-owned enterprise which is under the supervision and control of the Civil Aviation Administration of China ("CAAC").

The financial statements have been prepared in accordance with International Accounting Standards ("IAS") and the disclosure requirements of the Hong Kong Companies Ordinance. This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the PRC. The statutory accounts of the Group have been prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). In preparing these financial statements, appropriate restatements have been made to the Group's statutory accounts to conform with IAS. Differences arising from the restatements are not incorporated in the accounting records of the companies comprising the Group.

The consolidated financial statements have been prepared under historical cost convention except for fixed assets which are stated at valuation less accumulated depreciation and derivative assets which are stated at fair market values.

The consolidated financial statements comprise the consolidated financial statements of the Company and all its subsidiaries as at 31 December 2001 and of the results for the year then ended. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the Board of Directors. Interests in subsidiaries in the Company's balance sheet are stated at cost, being the fair value of consideration given plus related acquisition costs, less any provision for permanent diminution in value. Minority interests represent the interests of outside members in the operating results and net assets of subsidiaries.

An associate is a company, not being a subsidiary, in which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies. In the Company's balance sheet the investments in associated companies are stated at cost less provision, if necessary, for any diminution in value other than temporary in nature. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

2. Principal Accounting Policies

(a) Revenu· recognition and sales in advance of carriage

Passenger, ca·;o and mail revenues are recognised as traffic revenues when the transportation services are provided. The value of sold l Jt unused tickets is induded in the current liabilities as sales in advance of carriage.

Revenues fro other operating businesses, including income derived from the provision of ground services, commission income and n:ntal income, are recognised when services are rendered. Commission income includes amounts earned from other carriers ·) respect of sales made by the Group's agents. The related commission payable to such agents are included as commission e·penses in the profit and loss account. Rental income from leasing office premises and cargo warehouses is recognised on a straight-line basis over the lease term.

Revenues are . resented net of sales tax and civil aviation infrastructure levies.

Interest incon: is recognised on a time-proportion basis.

Rental incom: from subleases is determined in accordance with note 2(j).

(b) Segme tal reporting

The Group op: rates in one business segment, which is to provide the common carriage of passengers, cargo and mail over various route· authorised by CAAC.

The analysis (: turnover and operating profit by geographical segments is based on the following criteria:

(i) Traffic re.enue from domestic services within the PRC (excluding Hong Kong Special Administrative Region ("Hong Kong")) is attribu:ed to the domestic operation. Traffic revenue from inbound and outbound services between the PRC and Hong Kong or :verseas markets is attributed to the geographical area in which the relevant overseas origin/destination lies.

(ii) Other op:rating revenues from ticket handling services, airport ground services and other miscellaneous services are attribute· on the basis of where the services are performed.

(c) Retire ent benefits

The Group p: ticipates in defined contribution retirement schemes regarding pension and medical benefit for employees organised by ne municipal governments of respective provinces. The contributions to the schemes are charged to the profit and loss acco nt as and when incurred.

2. Principal Accounting Policies (Cont'd)

(c) Retirement benefits (Cont'd)

In addition, the Group provides retirees with post-retirement benefits including transportation subsidies, social function activity subsidies as well as other welfare. The cost of providing the aforementioned post-retirement benefits under the Group's defined benefit plan is actuarially determined and recognised over the employees' service period by using the projected unit credit method. Post-retirement benefit expenses recognised in the profit and loss account include, if applicable, current service cost, interest cost, the expected return on plan assets, amortised actuarial gains and losses, the effect of any curtailment or settlement and past service cost.

(d) Maintenance and overhaul costs

In respect of aircraft and engines under operating leases, the Group has the responsibility to fulfill the return conditions under the relevant leases. In order to fulfill these return conditions, major overhauls are required to be conducted on a regular basis. Accordingly, estimated costs of major overhauls for aircraft and engines under operating leases are accrued and charged to operating profits over the estimated period between overhauls using the ratios of actual flying hours/cycles and estimated flying hours/cycles between overhauls. The costs of major overhaul comprise mainly labour and materials. Differences between the estimated cost and the actual cost of the overhaul are included in the operating profit in the period of overhaul.

In respect of aircraft and engines owned by the Group or held under finance leases, costs of major overhauls are charged to the operating profits as and when incurred.

All other routine repairs and maintenance costs incurred in restoring such fixed assets to their normal working condition are charged to the operating profits as incurred.

Improvements are capitalised and depreciated over their expected useful lives to the Group.

(e) Taxation

The Group provides for taxation on the basis of the results for the year as adjusted for items which are not assessable or deductible for income tax purposes. Taxation of the Group is determined in accordance with the relevant tax rules and regulations applicable in the jurisdictions where the Group operates.

Deferred taxation is provided, using the liability method, for all significant temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used to determine deferred taxation. A valuation allowance is provided against deferred tax assets which are not expected to be realised in the foreseeable future.

2. Principal Accounting Policies (Cont'd)

(f) Goodwill

Goodwill representing the excess of purchase consideration over the aggregate fair value ascribed to the Group's share of the separable net tangible assets of the acquired subsidiary or associated company at the date of acquisition is recognised as an asset and amortised by equal annual instalments over its estimated useful economic life up to a maximum of 20 years.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets of the acquired subsidiary or associated company over the cost of acquisition. Negative goodwill is presented in the same balance sheet classifications as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets up to a maximum of 20 years; negative goodwill in excess of the fair values of those assets is recognised in the profit and loss account immediately.

Where an indication of an impairment exists, the carrying amount of goodwill is assessed and written down immediately to its recoverable amount.

(g) Land use rights

Land use rights are stated at cost less accumulated amortisation. Amortisation is calculated on a straight-line basis over the terms of the land use rights. The carrying amounts of the land use rights are reviewed regularly and adjusted for permanent impairment where it is considered necessary.

(h) Fixed assets

(i) Fixed assets are recognised initially at cost which comprises purchase price, costs transferred from construction in progress and any directly attributable costs of bringing the assets to the condition for their intended use.

Subsequent to the initial recognition, fixed assets are stated at valuation less accumulated depreciation. Independent valuations, on a market value basis or depreciated replacement cost basis when there is no evidence of market value for such an item, are performed at least every five years or sooner if considered necessary by the directors. In the intervening years, the directors review the carrying values of the fixed assets and adjustment is made where there has been a material change. Increases in valuation are credited to the revaluation reserve. Decreases in valuation of fixed assets are first offset against increases from earlier valuations in respect of the same asset and are thereafter charged to operating profit. Any subsequent increases are credited to operating profit up to the amount previously charged. Upon the disposal of the fixed assets the relevant portion of the realised revaluation reserve in respect of previous valuations is transferred from the revaluation reserve to retained earnings and is shown as a movement in reserves.

2. Principal Accounting Policies (Cont'd)

(h) Fixed assets (Cont'd)

(ii) Depreciation of fixed assets is calculated to write off their cost on a straight-line basis over their expected useful lives to residual values. The annual depreciation charges are calculated as follows:–

Aircraft	over 20 years to residual value of 5% of cost
Flight equipment	
– Engines	over 20 years to nil residual values
– Other flight equipment	over the expected useful lives to residual value of 5% of cost
Buildings	over the expected useful lives of 15 to 35 years
Other fixed assets and equipment	over 5 to 20 years to residual value of 3% of cost

(iii) The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(iv) The carrying amounts of assets are reviewed regularly to assess whether their recoverable amounts have declined below their carrying amounts. Recoverable amount is the amount which the Group expects to recover from future use of the asset, including its residual value on disposal. When a decline in value has occurred, their carrying amount is reduced to their recoverable amount. The recoverable amount is determined by discounting expected future cash flows to its present value. The amount of reduction to recoverable amount is charged to the profit and loss account.

(i) Leased assets

Fixed assets held under finance leases, where substantially all the risks and rewards of ownership, other than legal title, are transferred to the Group are treated as if they had been purchased. At the inception of the leases, leased assets are stated at the lower of the present value of minimum lease payments and fair market value at the inception of the lease. The corresponding lease commitments are shown as obligations under finance leases. Payments to the lessor are treated as consisting of capital and interest elements. The interest element is charged to the profit and loss account so as to provide a constant periodic rate of charge over the lease term.

Leased assets are depreciated using the straight-line method over their expected useful lives to residual values.

Leases of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Operating lease payments are charged to operating profit on a straight-line basis over the period of the respective leases.

2. Principal Accounting Policies (Cont'd)

(j) Subleases

When assets are subleased out under finance leases, the present value of the lease payments is recognised as a receivable. The difference between the gross receivable and the present value of the receivable, representing the unearned finance income, is recognised over the term of the lease using the net investment method, which reflects a constant periodic rate of return.

Assets subleased out under operating leases are included in fixed assets in the balance sheet and are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(k) Construction in progress

Construction in progress represents office buildings, various infrastructure projects under construction and plant and equipment pending installation. This includes the costs of construction and acquisition and interest capitalised. No depreciation is provided on construction in progress until the asset is completed and put into use.

(l) Borrowing costs

Interest attributable to funds used to finance the acquisition of new aircraft and construction of major ground facilities is capitalised as an additional cost of the related asset. Interest is capitalised at the Group's weighted average interest rate on borrowings or where applicable, the interest rate related to specific borrowings. Capitalisation of interest ceases when the related fixed asset is placed in service.

All other borrowing costs are charged to the profit and loss account in the period in which they are incurred.

(m) Advances on aircraft and flight equipment

Advanced contract payments to aircraft manufacturers to secure deliveries of aircraft and flight equipment in future years are capitalised along with attributable interests, and transferred to fixed assets upon delivery of the aircraft.

(n) Flight equipment spare parts

Flight equipment spare parts are carried at weighted average cost less allowance for obsolescence and are expensed when consumed in operations. Allowance for obsolescence is provided for expendable spare parts at rates which depreciate costs, less an estimated residual value, over the estimated useful lives of the related aircraft.

2. Principal Accounting Policies (Cont'd)

(o) Zero coupon bonds

Zero coupon bonds purchased to secure and to settle future lease obligations are stated at acquisition cost plus discount amortised to date and are classified as held-to-maturity securities. The discount thereon is amortised over the period to maturity under the effective interest method and included as interest income in the profit and loss account.

(p) Trade receivables

Trade receivables are carried at anticipated realisable value. Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of this provision.

(q) Cash and cash equivalents

Cash and short-term highly liquid investments, which are readily convertible into cash and have original maturities of three months or less at the date of acquisition, are classified as cash and cash equivalents. Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments.

(r) Frequent flyer programme

The Group estimates the incremental cost of providing free travel awards entitled by members under a frequent flyer program when free travel award levels are achieved based on accumulated mileage. The estimated incremental cost is recognised as an expense in the profit and loss account and accrued as a liability in the balance sheet.

As members redeem awards or their entitlements expire, the incremental cost liability is reduced accordingly to reflect the acquittal of the outstanding obligations.

(s) Foreign currency forward contracts

The Group uses foreign currency forwards to hedge its currency risks associated with forecast ticket sales received in foreign currencies. Foreign currencies forwards, being derivative financial instruments, are initially stated at cost and are stated at fair value subsequent to initial recognition.

Derivative financial instrument that does not qualify for hedge accounting is accounted for as trading instrument and any unrealised gain or loss, being changes in fair value of the derivative, is recognised in the profit and loss account immediately.

2. Principal Accounting Policies (Cont'd)

(s) Foreign currency forward contracts (Cont'd)

Derivative financial instrument that qualifies for hedge accounting and is designated as a specific hedge of the variability in cash flows of a highly probable forecast transaction, is accounted for as follows:–

(i) the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. The cumulative gain or loss on the derivative financial instrument is removed from equity and recognised in the profit and loss account in the same period during which the hedged forecast transaction affects net profit or loss.

(ii) the ineffective part of any gain or loss is recognised in the profit and loss account immediately.

(t) Foreign currency translation

The Group maintains its books and records in Renminbi ("RMB"). Transactions in foreign currencies are translated at the applicable rates of exchange prevailing at the dates of the transactions, quoted by the People's Bank of China. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates prevailing at the balance sheet date as quoted by the People's Bank of China. Exchange differences arising are included in the profit and loss account.

(u) Financial assets and financial liabilities

Investments, trade receivables, sublease receivables, obligations under finance leases and derivative assets/(liabilities) under foreign currency forward contracts are all stated at their carrying amounts determined in accordance with their respective accounting policies set out above. Other financial assets and liabilities are stated at historical value.

3. Revenues and Turnover

		Group	
	Note	**2001 RMB'000**	2000 RMB'000
Gross turnover		**12,879,786**	11,859,445
Less: Sales tax	(a)	**(298,587)**	(271,661)
Civil aviation infrastructure levies	(b)	**(428,391)**	(367,721)
Turnover		**12,152,808**	11,220,063
Interest income	5	**124,419**	166,741
Rental income from operating subleases of aircraft	6	**125,742**	111,029
Total revenues		**12,402,969**	11,497,833

3. Revenues and Turnover (Cont'd)

(a) The Group is required to pay PRC sales tax, pursuant to various PRC sales tax rules and regulations. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC sales tax, the Group's traffic revenues, commission income and ground service income are subject to PRC sales tax levied at rates ranging from 3% to 5%

(b) The civil aviation infrastructure levies are paid to CAAC, at rates of 5% and 2% respectively for domestic and international traffic revenues.

4. Wages, Salaries and Benefits

	Group	
	2001 **RMB'000**	2000 RMB'000
Wages, salaries and allowances	**729,996**	648,224
Contribution under defined contribution retirement schemes (note 33(a))	**46,471**	25,232
Post-retirement benefits (note 33(b)(iii))	**92,404**	124,138
Curtailment of medical benefit previously included in post-retirement benefit obligations (note 33(b)(ii))	**(95,975)**	–
	772,896	797,594

5. Interest Expense, Net

	Group	
	2001	2000
	RMB'000	RMB'000
Interest charged on obligations under finance leases	**646,288**	725,218
Interest on bank loans		
– wholly repayable within five years	**76,121**	35,562
– not wholly repayable within five years	**268,234**	274,911
	344,355	310,473
Interest accrued on a long-term payable (note 31)	**6,693**	–
Interest on loans from an associated company	**1,268**	6,154
Less: amounts capitalised into fixed assets and advances on aircraft and flight equipment	**(59,810)**	(60,618)
	938,794	981,227
Interest income	**(124,419)**	(166,741)
Net interest expense	**814,375**	814,486

The capitalisation rates range between 6.00% and 6.21% per annum (2000: 6.00% and 6.21% per annum).

6. Other Income, Net

	Group	
	2001	2000
	RMB'000	RMB'000
Net exchange gains	**126,313**	119,935
Gain on disposal of aircraft and engines (note (a))	**1,866**	112,076
Rental income from operating subleases of aircraft	**125,742**	111,029
Other, net	**(5,180)**	(2,398)
	248,741	340,642

(a) During the year, the Group disposed of two MD82 engines (2000: four MD82 aircraft and two MD82 engines) to an unrelated third party.

7. Profit before Taxation

	Group 2001 RMB'000	Group 2000 RMB'000
The profit before taxation is stated after charging:–		
Depreciation of fixed assets		
– owned assets	**1,012,847**	974,361
– assets held under finance leases for own use	**647,020**	584,814
– assets held under finance leases and subleased out under operating leases	**59,910**	59,910
Amortisation of land use rights	**26,615**	17,243
Operating lease rentals		
– aircraft	**925,122**	768,586
– land and buildings	**90,358**	83,417
Losses on disposals of other fixed assets	**10,643**	6,045
Amortisation of goodwill and negative goodwill	**3,641**	5,655
Contributions to defined contribution retirement schemes	**46,471**	25,232
Cost of post-retirement benefits	**92,404**	124,138
Auditors' remuneration	**7,187**	6,896
Provision for staff housing benefits	**–**	156,179
and after crediting:–		
Net exchange gains	**126,313**	119,935
Curtailment of medical expenses previously included in post-retirement benefit obligations	**95,975**	–
Rental income from operating subleases of aircraft	**125,742**	111,029
Gain on disposal of aircraft and engines	**1,866**	112,076

8. Emoluments of Directors, Supervisors and Senior Management

(a) Directors' and supervisors' emoluments comprise the following:–

	Group	
	2001	2000
	RMB'000	RMB'000
Fees for non-executive directors	–	30
Emoluments for executive directors		
– Salaries, allowances and benefits in kind	**408**	438
– Retirement benefits	**17**	13
– Bonuses	**112**	39
Emoluments for supervisors		
– Salaries, allowances and benefits in kind	**37**	113
– Retirement benefits	–	9
– Bonuses	**8**	2
	582	644

During the years ended 31 December 2001 and 2000, no directors or supervisors waived their emoluments.

(b) The five highest paid individuals of the Group are as follows:–

	Number of individuals	
	2001	2000
Directors	**2**	1
Supervisors	–	–
Non-directors and non-supervisors	**3**	4
	5	5

8. Emolume its of Directors, Supervisors and Senior Management (Cont'd)

(c) The emol iments of the five highest paid individuals:–

Two (2000: on: of the Group's five highest paid individuals in 2001 are executive directors whose remunerations are included in the director emoluments above. Details of the remuneration of the remaining three (2000: four) highest paid individuals are as follows:

	Group	
	2001	2000
	RMB'000	RMB'000
Salaries, allow: nces and benefits in kind	**491**	541
Retirement be iefits	**9**	16
Bonuses	**74**	72
	574	629

None of the ii lividuals received remuneration in excess of RMB1 million.

During the ye rs ended 31 December 2001 and 2000, no emoluments were paid by the Group to the directors, supervisors or the five highes: paid individuals as an inducement to join or upon joining the Group, or as a compensation for loss of office.

9. Taxation

(a) Taxation s credited /(charged) to the consolidated profit and loss account as follows:–

	Group	
	2001	2000
	RMB'000	RMB'000
Provision for : RC income tax – current year	**(4,917)**	(22,908)
Deferred tax: tion (note 30(b))		
– current y: ar	**(38,668)**	(76,729)
– adjustme it for change in enacted tax rate (note (i))	**306,422**	–
	262,837	(99,637)
Share of taxa on attributable to an associated company	**(1,383)**	–
	261,454	(99,637)

9. Taxation (Cont'd)

(i) As approved by the shareholders at the annual general meeting on 29 June 2001, the Company's legal address has been changed from 2550 Hong Qiao Road, Shanghai, China to 66 Airport Street, Pudong International Airport, Shanghai, China.

Under a preferential tax policy in Pudong, Shanghai, certain qualified enterprises are entitled to a reduced income tax rate of 15%. As a result of the change of the Company's legal address, pursuant to the Circular "Hu Shui Er Cai (2001) No. 104" dated 22 October 2001 granted by the Second Branch Office of the Shanghai Municipal State Tax Bureau, the Company's income tax rate reduced from 33% to 15%.

Due to the reduction of the enacted income tax rate, the deferred tax assets and liabilities of the Company brought forward from 31 December 2000 of RMB892,103,000 and RMB1,453,876,000 respectively have been reduced by RMB486,601,000 and RMB793,023,000 respectively and a net tax credit of RMB306,422,000 was recognised in the profit and loss account for the year ended 31 December 2001 (see note 30(b)).

(ii) The Company has two major subsidiaries, namely China Cargo Airlines Ltd. ("China Cargo") and China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu"). Pursuant to the Circular (2000) No. 52 jointly issued by the Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo, of which the legal address is in Pudong, Shanghai is entitled to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

(iii) The difference between the actual taxation credit/(charge) in the consolidated profit and loss account and the amounts which would result from applying the enacted tax rate to profit before taxation can be reconciled as follows:–

	Group	
	2001	2000
	RMB'000	RMB'000
Profit before taxation	**313,583**	304,408
Tax calculated at enacted tax rate of 15% (2000: 33%)	**(47,037)**	(100,455)
Effect attributable to a subsidiary charged at tax rate of 15%	**–**	21,264
Effect attributable to a subsidiary charged at tax rate of 33%	**(14,751)**	–
Adjustments:-		
Effect on deferred taxation brought forward due to the reduction of enacted income tax rate	**306,422**	–
Utilisation of valuation allowance against tax losses of subsidiaries	**20,302**	2,639
Potential deferred tax asset arising from provision against staff quarters not recognised	**–**	(23,820)
Other	**(3,482)**	735
Tax credit/(charge)	**261,454**	(99,637)

9. Taxation (Cont'd)

(b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).

(c) In accordance with the relevant PRC tax regulations, the operating lease rentals and the interest element of finance leases and bank loans paid/payable to foreign enterprises by the Group is subject to Foreign Enterprise Income Tax of PRC. This tax should be withheld by the Group at the time of payment and paid on behalf of the lessors/lenders. Pursuant to the Circular (2000) No. 25 issued by the State Tax Bureau, lease payments made by aviation companies to foreign enterprises in respect of lease arrangements entered into prior to 1 September 1999 are exempted from the payment of any withholding tax. Majority of the Group's finance and operating lease arrangements were executed prior to 1 September 1999 and hence are fully exempted from PRC withholding tax. As at 31 December 2001, the Group had no material withholding tax payable in respect of its finance leases and operating leases.

10. Basic Earnings per Share

The calculation of basic earnings per share is based on the profit attributable to shareholders of RMB541,713,000 (2000: RMB175,529,000) and 4,866,950,000 (2000: 4,866,950,000) shares in issue during the year. The company has no potential dilutive ordinary shares.

11. Dividends

The dividends recognised in the year ended 31 December 2001 represent the final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2000 proposed by the Board of Directors on 9 April 2001 and approved in the Annual General Meeting on 29 June 2001.

On 8 April 2002, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2001. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2002.

12. Goodwill

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Cost		
At 1 January	**113,105**	113,105
Negative goodwill arising from acquisition of a passenger carriage business (note (a))	**(55,245)**	–
At 31 December	**57,860**	113,105
Accumulated amortisation		
At 1 January	**11,310**	5,655
Charge for the year	**3,641**	5,655
At 31 December	**14,951**	11,310
Net book value at 31 December	**42,909**	101,795

(a) On 9 June 2001, the Group acquired a passenger carriage business from China Civil Aviation Flight College, an affiliate of the CAAC at a total consideration of RMB270 million. The nominal value of the consideration is payable in cash by nine equal annual instalments of RMB30 million each commencing June 2001. Taking into account the present value of the consideration, a negative goodwill of RMB55,245,000 was resulted from the acquisition, which is amortised on a straight-line basis over a period of 16 years representing the remaining weighted average useful life of the identifiable acquired depreciable assets.

13. Land use rights

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cost				
At 1 January	**892,060**	499,011	**402,904**	402,904
Additions	**–**	393,049	**–**	–
Acquisition of a passenger carriage business	**56,024**	–	**56,024**	–
Transfer from construction in progress (note 15)	**370,181**	–	**370,181**	–
Change in acquisition cost	**(8,697)**	–	**–**	–
At 31 December	**1,309,568**	892,060	**829,109**	402,904
Accumulated amortisation				
At 1 January	**51,448**	34,205	**42,551**	33,042
Charge for the year	**26,615**	17,243	**17,486**	9,509
At 31 December	**78,063**	51,448	**60,037**	42,551
Net book value as at 31 December	**1,231,505**	840,612	**769,072**	360,353

The Group's and the Company's land use rights are located in the PRC and majority of these land use rights have terms of 50 years from the date of grant. As at 31 December 2001, majority of these land use rights had remaining terms ranging from 45 to 49 years (2000: from 46 to 50 years).

Certificates of certain land use rights of the Group with a total net book value of RMB374,689,000 are currently registered under the name of EA Group. The procedures to change the registration of the land use rights certificates with the relevant municipal land bureaux are currently being addressed by EA Group. Until the completion of these transfer procedures, the Group is unable to assign or pledge these land use rights. However, the Group currently has no need to assign and no intention to pledge these land use rights. In addition, the Group is entitled to lawfully and validly occupy and use these lands for its daily operations in spite of the fact that the procedures of changing the registration of these land use rights have not been fully completed. Accordingly, the directors of the Company do not believe this issue has any material impact on the financial position of the Group.

14. Fixed Assets

	Group				
	Aircraft and flight equipment				
	Owned RMB'000	Held under finance leases RMB'000	Buildings RMB'000	Other fixed assets and equipment RMB'000	Total RMB'000
Valuation					
At 1 January 2001	9,879,365	12,826,400	1,511,851	1,569,800	25,787,416
Transfer from construction in progress (note 15)	–	–	144,634	57,098	201,732
Additions	1,374,360	–	33,778	195,925	1,604,063
Acquisition of a passenger carriage business	212,333	–	35,432	9,350	257,115
Disposals	(34,287)	–	(61,765)	(27,881)	(123,933)
At 31 December 2001	11,431,771	12,826,400	1,663,930	1,804,292	27,726,393
Accumulated depreciation					
At 1 January 2001	2,540,464	2,622,641	132,415	530,214	5,825,734
Charge for the year	771,700	706,930	57,762	183,385	1,719,777
Disposals	(11,259)	–	(5,460)	(25,079)	(41,798)
At 31 December 2001	3,300,905	3,329,571	184,717	688,520	7,503,713
Net book value at 31 December 2001	8,130,866	9,496,829	1,479,213	1,115,772	20,222,680
Net book value at 31 December 2000	7,338,901	10,203,759	1,379,436	1,039,586	19,961,682

	Company				
Valuation					
At 1 January 2001	9,625,243	12,826,400	1,090,856	922,697	24,465,196
Transfer from construction in progress (note 15)	–	–	123,654	54,473	178,127
Additions	1,373,826	–	30,781	171,205	1,575,812
Acquisition of a passenger carriage business	212,333	–	35,432	9,350	257,115
Disposals	(34,287)	–	(49,028)	(11,574)	(94,889)
At 31 December 2001	11,177,115	12,826,400	1,231,695	1,146,151	26,381,361
Accumulated depreciation					
At 1 January 2001	2,377,600	2,622,641	91,597	308,167	5,400,005
Charge for the year	755,831	706,930	42,069	137,011	1,641,841
Disposals	(11,259)	–	(5,322)	(17,523)	(34,104)
At 31 December 2001	3,122,172	3,329,571	128,344	427,655	7,007,742
Net book value at 31 December 2001	8,054,943	9,496,829	1,103,351	718,496	19,373,619
Net book value at 31 December 2000	7,247,643	10,203,759	999,259	614,530	19,065,191

14. Fixed Assets (Cont'd)

(a) On 30 June 2001, the fixed assets, other than the MD90 aircraft fleet, were revalued by Shanghai Zhonghua Property Valuation Company Limited, an independent valuer registered in PRC, on a market value or replacement cost basis. The revalued amounts are not materially different from the carrying values of these fixed assets. Accordingly, these fixed assets are stated at their carrying values in the consolidated financial statements as at 31 December 2001.

Regarding the MD90 aircraft, a total of 9 aircraft, there have been no sufficient secondary market transactions and this model of aircraft is no longer produced. Accordingly, neither the open market value nor the replacement cost of the aircraft can be reasonable ascertained. However, the directors of the Company have reviewed the carrying values of MD90 aircraft and are of the opinion that there is no impairment to the carrying amounts of RMB2,599,109,000 as at 31 December 2001.

Had the Group's fixed assets been stated at cost less accumulated depreciation and impairment losses as at 31 December 2001, the carrying amounts of aircraft and flight equipment would have been RMB17,293,554,000 (2000: RMB17,117,008,000), and the carrying amounts of buildings and other fixed assets and equipment would have been the same as those stated in the consolidated balance sheet.

(b) Certain aircraft of the Group and the Company with an aggregate carrying value of approximately RMB3,459,592,000 and RMB3,48[illegible]348,000 as at 31 December 2001 and 2000 respectively were pledged as collateral under certain loan agreements (see note [illegible]6).

(c) Included in the additions of fixed assets of the Group and the Company were capitalisation of interests of RMB50,577,000 (2000: RMB70,370,000) transferred from construction in progress and advances on aircraft and flight equipment, of which RMB22,6[illegible]5,000 were capitalised during the year ended 31 December 2001 (2000: RMB42,229,000).

15. Construction in Progress

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Cost				
At 1 January	**476,251**	1,159,808	**408,277**	1,062,172
Additions	**427,648**	520,909	**315,005**	133,837
Acquisition of a passenger carriage business	**6,420**	–	**6,420**	–
Interest capitalised	**9,000**	19,369	**9,000**	19,369
Transfer to land use rights (note 13)	**(370,181)**	–	**(370,181)**	–
Transfer to fixed assets (note 14)	**(201,732)**	(1,223,835)	**(178,127)**	(807,101)
At 31 December	**347,406**	476,251	**190,394**	408,277
Provision for sale of staff quarters				
At 1 January	–	218,000	–	158,000
Additions	–	76,000	–	59,000
Transfer to fixed assets	–	(294,000)	–	(217,000)
At 31 December	–	–	–	–
Net book value at 31 December	**347,406**	476,251	**190,394**	408,277

16. Investments in Subsidiaries

	Company	
	2001	2000
	RMB'000	RMB'000
Unlisted shares, at cost	**1,062,900**	1,062,900
Amounts due from subsidiaries	**130,274**	114,014
	1,193,174	1,176,914

16. Investments in Subsidiaries (Cont'd)

Particulars o the principal subsidiaries, all of which are limited companies established and operating in the PRC, are as follows:–

Company	Place and date of establishment	Paid-up capital RMB'000	Attributable equity interest 2001	2000	Principal activities
China Cargo Airlines Ltd.	PRC 22 July 1998	500,000	70%	70%	Provision of cargo carriage services
China Eastern Airlines Jiangsu Co. Ltd.	PRC 3 May 1993	236,579	55%	55%	Provision of airline services
Eastern Airlines Industrial Co., Ltd.	PRC 18 March 1998	49,500	80%	80%	Provision of hotel services to crew members
Shanghai Eastern Flight Training Co., Ltd.	PRC 18 December 1995	358,000	95%	95%	Provision of flight training services

17. Investment in an associated company

	Group 2001 RMB'000	Company 2000 RMB'000
Unlisted investment, at cost	–	106,364
Share of net assets	109,527	–
	109,527	106,364

17. Investment in an associated company (Cont'd)

Movements in investment in an associated company are as follows:–

	Group 2001 RMB'000
At 1 January	–
Cost of investment	106,364
Share of profits before tax	4,546
Share of taxation	(1,383)
At 31 December	109,527

Company	Place and date of establishment	Paid-up capital	Attributable equity interest	Principal activities
Eastern Air Group Finance Co., Ltd. ("EAGF")	PRC 6 December 1995	RMB400,000,000	25%	Provision of financial service to companies comprising EA Group

18. Other Long-Term Receivables and Investments

	Group		Company	
	2001 RMB'000	2000 RMB'000	2001 RMB'000	2000 RMB'000
Long-term bank deposits (note 25(a))	1,255,005	1,444,282	1,255,005	1,444,282
US Treasury zero coupon bonds (note 25(a))	501,722	464,454	501,722	464,454
Deposits for aircraft under operating leases	97,370	88,529	78,031	73,544
Prepaid custom duty and value added tax	63,340	79,172	63,340	79,172
Prepayments and other receivables	68,117	95,865	46,878	68,514
	1,985,554	2,172,302	1,944,976	2,129,966

19. Trade Receivables Less Allowance for Doubtful Accounts

The credit terms given to trade customers are determined on individual basis, with the credit period ranging from half month to three months.

As at 31 December 2001, the aging analysis of the trade receivables is as follows:–

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Less than 31 days	**525,006**	588,953	**363,643**	345,607
31 to 60 days	**91,531**	320,395	**28,720**	175,320
61 to 90 days	**28,384**	253,369	**13,397**	240,679
Over 90 days	**140,913**	84,109	**126,756**	78,450
	785,834	1,246,826	**532,516**	840,056

20. Balances with Related Companies

(a) Amounts due from/to related companies

Amounts due from/to related companies arising from trading activities are unsecured, interest free and with no fixed terms of repayment. The relationship of the following parties to the Group are set out under notes 1 and 38. As at 31 December 2001, such balances mainly included the following:–

CAAC

Balances with CAAC comprised civil aviation infrastructure levies payable to CAAC.

Eastern Aviation Import and Export Company ("EAIEC")

Balances with EAIEC comprised prepayments as well as purchases of flight equipment and flight equipment spare parts payable to EAIEC.

Shanghai Eastern Air Catering Co. Ltd. ("SEAC")

Balances with SEAC comprised payments for construction projects on behalf of SEAC.

20. Balances with Related Companies (Cont'd)

(b) Short-term deposits with an associated company

The Group and the Company has a short-term deposit of RMB281,362,000 and RMB266,741,000 (2000: RMB188,302,000 and RMB130,699,000) respectively placed with EAGF, an associated company. The short-term deposits yield interest at an average rate of 0.99% per annum (2000: 1.04% per annum).

21. Prepayments and Other Receivables

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Discounts receivable on aircraft acquisitions	**204,550**	190,840	**204,550**	190,840
Receivable on provision of ground services	**71,465**	130,755	**41,140**	99,621
Sales proceeds receivable on disposal of aircraft	**–**	71,719	**–**	71,719
Prepaid aircraft operating lease rentals	**94,538**	71,082	**75,466**	52,231
Aircraft lease interest income receivable	**544**	3,519	**544**	3,519
Receivable on aircraft operating lease rentals	**33,828**	9,360	**33,828**	9,360
Other	**337,586**	242,158	**296,846**	248,079
	742,511	719,433	**652,374**	675,369

22. Trade Payables

As at 31 December 2001 and 2000, all trade payables were current balances and aged under 30 days.

23. Other Payables and Accrued Expenses

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Accrued operating expenses	**958,641**	907,288	**835,935**	709,188
Payable arising from acquisition of land use rights	**107,624**	115,123	**66,000**	–
Current portion of accrued aircraft overhaul expenses (note 24)	**266,016**	114,102	**256,337**	114,102
Duties and levies payable	**78,727**	86,433	**70,902**	84,011
Current portion of a long-term payable (note 31)	**30,000**	–	**30,000**	–
Current portion of post-retirement benefits obligation (note 33(b)(i))	**13,922**	15,550	**13,610**	12,515
Provision for staff housing allowance (note 34)	**80,179**	80,179	**78,198**	78,198
Accrued salaries, wages and benefits	**76,592**	50,233	**65,743**	35,744
Other	**306,453**	296,953	**223,460**	228,340
	1,918,154	1,665,861	**1,640,185**	1,262,098

24. Accrued Aircraft Overhaul Expenses

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
Total accrued aircraft overhaul expenses	**459,019**	338,407	**358,740**	252,850
Less: current portion (note 23)	**(266,016)**	(114,102)	**(256,337)**	(114,102)
Long-term portion	**193,003**	224,305	**102,403**	138,748

25. Lease Obligations and Sublease Arrangements

(a) Finance leases

As at 31 December 2001, the Group and the Company had 24 aircraft (2000: 24 aircraft) under finance leases. Under the terms of the leases, the Group and the Company has the option to purchase, at or near the end of the lease term, certain aircraft at fair market value and others at either fair market value or a percentage of the respective lessor's defined cost of the aircraft.

The future minimum lease payments, interest and present value of minimum lease payments which are principally denominated in foreign currencies, under these finance leases as at 31 December 2001 were as follows:–

	Group and Company					
	2001			2000		
	Minimum lease payments RMB'000	**Interest RMB'000**	**Present value of minimum lease payments RMB'000**	Minimum lease payments RMB'000	Interest RMB'000	Present value of minimum lease payments RMB'000
Within one year	**2,522,578**	**586,906**	**1,935,672**	1,812,500	694,917	1,117,583
In the second year	**2,710,134**	**479,504**	**2,230,630**	2,637,580	601,151	2,036,429
In the third to fifth year inclusive	**3,800,792**	**709,564**	**3,091,228**	5,106,511	1,028,174	4,078,337
After the fifth year	**2,775,438**	**161,617**	**2,613,821**	4,419,270	343,437	4,075,833
Total	**11,808,942**	**1,937,591**	**9,871,351**	13,975,861	2,667,679	11,308,182
Less: amount repayable within one year	**(2,522,578)**	**(586,906)**	**(1,935,672)**	(1,812,500)	(694,917)	(1,117,583)
Long-term portion	**9,286,364**	**1,350,685**	7,935,679	12,163,361	1,972,762	10,190,599

As at 31 December 2001, the Group and the Company had U.S. Treasury zero coupon bonds and long-term bank deposits totalling RMB1,756,727,000 (2000: RMB1,908,736,000) pledged as securities under certain finance lease arrangements (see note 18). All of these bank deposits and the U.S. Treasury zero coupon bonds totalling RMB1,756,727,000 (2000: RMB1,827,469,000) will be used to meet future lease obligations as they fall due. The U.S. Treasury zero coupon bonds will mature in February 2004.

In addition, the Group's finance lease obligations are secured by the related aircraft, the relevant insurance policies and bank guarantee.

25. Lease Obligations and Sublease Arrangements (Cont'd)

(b) Subleases

The Group and the Company sublease two (2000: three) of the leased aircraft to other third parties. Both of them are under operating lease (2000: two under operating lease and one under finance lease).

In respect of these operating subleases, one is effective from April 1994 to July 2002 with rental income of US$504,000 per month receivable semi-annually in arrears and the other is effective from May 1994 to August 2002 with rental income of US$514,000 per month receivable semi-annually in arrears. The future minimum rentals receivable under these non-cancellable operating subleases as at 31 December 2001 were as follows:–

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Within one year	**101,173**	101,191
In the second year	**–**	101,191
Total minimum future rentals receivable	**101,173**	202,382

The cost and carrying amount of these two aircraft included in note 14 as at 31 December 2001 were as follows:–

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Valuation	**386,238**	386,238
Less: accumulated depreciation	**(329,500)**	(269,590)
Carrying amounts	**56,738**	116,648

All subleases will be automatically terminated when the leases with the original lessor are terminated. Total future minimum lease rentals payable under the corresponding non-cancellable head leases as at 31 December 2001 totalled RMB237,091,000 (2000: RMB[illegible]38,326,000).

26. Long-term Bank Loans

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Bank loans		
– secured	**2,850,567**	2,704,195
– unsecured	**2,450,000**	2,100,000
Total	**5,300,567**	4,804,195
Less: amount repayable within one year	**(361,236)**	(422,788)
Long-term portion	**4,939,331**	4,381,407
Total bank loans is repayable as follows:–		
Within one year	**361,236**	422,788
In the second year	**555,719**	443,988
In the third to fifth year inclusive	**2,517,957**	2,047,519
After the fifth year	**1,865,655**	1,889,900
Total	**5,300,567**	4,804,195

The terms of long-term bank loans can be summarised as follows:–

		Group and Company	
		2001	2000
	Interest rates and final maturities	**RMB'000**	RMB'000
Renminbi denominated bank loans:			
Loans for construction projects	Fixed interest rate of 6.21% per annum as at 31 December 2001; 7 to 13-year loans with final maturities through to 2012	**2,000,000**	1,700,000
Loans for the purchases of aircraft	Fixed interest rate of 5.61% per annum as at 31 December 2001; 3-year loan with final maturity in 2003	**450,000**	400,000
		2,450,000	2,100,000
U.S. dollar denominated bank loans:			
Loans for the purchases of aircraft	Fixed interest rates ranging from 6.13% to 8.45% per annum as at 31 December 2001; 10 to 12-year loans with final maturities through to 2008	**2,850,567**	2,704,195
Total long-term bank loans		**5,300,567**	4,804,195

Bank loans totalling RMB2,850,567,000 at 31 December 2001 (2000: RMB2,704,195,000) of the Group and the Company for the purchases of aircraft were secured by the related aircraft (see note 14(b)).

26. Long-term Bank Loans (Cont'd)

Bank loans were guaranteed by the following parties:–

	Group and Company	
	2001	2000
	RMB'000	RMB'000
Renminbi denominated bank loans guaranteed by EA Group,		
the ultimate holding company	**2,450,000**	2,100,000
U.S. dollar denominated bank loans guaranteed by third parties:		
Export-Import Bank of the United States	**1,715,004**	2,379,097
China Industrial and Commercial Bank	**166,393**	199,287
China Construction Bank	**113,480**	125,811
	4,444,877	4,804,195

27. Short-term Bank Loans

Short-term bank loans of the Group and the Company are repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China. The interest rates related to such loans were between 4.58 % and 5.12 % per annum (2000: 5.02% and 6.16% per annum). During the year ended 31 December 2001, the weighted average interest rate on short-term bank loans was 4.91% per annum (2000: 5.69% per annum).

28. Share Capital

	2001	2000
	RMB'000	RMB'000
Registered, issued and fully paid of RMB1.00 each A shares		
State-owned shares held by EA Group	**3,000,000**	3,000,000
Shares held by public	**300,000**	300,000
	3,300,000	3,300,000
Overseas listed foreign H shares	**1,566,950**	1,566,950
	4,866,950	4,866,950

Pursuant to articles 49 and 50 of the Company's Articles of Association, the A shares held by EA Group, employees and the public and the H shares are all registered ordinary shares, carrying equal rights.

29. Reserves

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common welfare fund (note (c)) RMB'000	Revaluation reserve RMB'000	Hedging reserve (note 39(e)) RMB'000	Retained profits RMB'000	Total RMB'000
Group								
At 1 January 2001	1,006,455	94,432	94,432	27,908	–	–	1,098,847	2,322,074
Dividends (note 11)	–	–	–	–	–	–	(97,339)	(97,339)
Consolidated profit attributable to shareholders	–	–	–	–	–	–	541,713	541,713
Unrealised gain on foreign currency forward contracts	–	–	–	–	–	5,396	–	5,396
Transfer from retained profits to reserves (note (d))	–	1,681	1,681	–	–	–	(3,362)	–
At 31 December 2001	1,006,455	96,113	96,113	27,908	–	5,396	1,539,859	2,771,844
Company								
At 1 January 2001	1,006,455	77,214	77,214	27,908	42,881	–	1,153,491	2,385,163
Dividends (note 11)	–	–	–	–	–	–	(97,339)	(97,339)
Profit attributable to shareholders	–	–	–	–	–	–	470,428	470,428
Unrealised gain on foreign currency forward contracts	–	–	–	–	–	5,396	–	5,396
At 31 December 2001	1,006,455	77,214	77,214	27,908	42,881	5,396	1,526,580	2,763,648

29. Reserves (Cont'd)

	Share premium RMB'000	Statutory common reserve fund (note (a)) RMB'000	Statutory common welfare fund (note (b)) RMB'000	Discretionary common welfare fund (note (c)) RMB'000	Revaluation Reserve RMB'000	Retained profits RMB'000	Total RMB'000
Group							
At 1 January 2000	1,006,455	83,390	83,390	27,908	–	945,402	2,146,545
Consolidated profit attributable to shareholders	–	–	–	–	–	175,529	175,529
Transfer from retained profits to reserves (note (d))	–	11,042	11,042	–	–	(22,084)	–
At 31 December 2000	1,006,455	94,432	94,432	27,908	–	1,098,847	2,322,074
Company							
At 1 January 2000	1,006,455	77,214	77,214	27,908	42,881	1,053,981	2,285,653
Profit attributable to shareholders	–	–	–	–	–	99,510	99,510
At 31 December 2000	1,006,455	77,214	77,214	27,908	42,881	1,153,491	2,385,163

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory common reserve fund can be used to make good previous years' losses, if any, and to issue new shares to shareholders in proportion to their existing shareholdings or to increase the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital.

(b) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

29. Reserves (Cont'd)

(c) The Company is allowed to transfer 5% of the profit attributable to shareholders as determined under the PRC Accounting Regulations, to discretionary common reserve. The transfer to this reserve is subject to the approval by shareholders at meetings.

(d) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to make appropriation from its profit attributable to shareholders, as determined under the PRC Accounting Regulations, to certain statutory reserves. For the year ended 31 December 2001, under the PRC Accounting Regulations, the Company recorded a profit attributable to shareholders which had been applied to make good previous years' losses. Accordingly, no profit appropriation has been made for the year ended 31 December 2001. A subsidiary of the Group recorded a profit attributable to shareholders in accordance with the PRC Accounting Regulations for the year ended 31 December 2001 and the subsidiary's directors have resolved to transfer 10% of the profit attributable to shareholders to statutory common reserve and statutory common welfare fund respectively.

30. Deferred Taxation

(a) As at 31 December 2001, the deferred tax assets/(liabilities) were made up of taxation effects of the followings:–

	2001			2000		
Group	**Current RMB'000**	**Non-current RMB'000**	**Total RMB'000**	Current RMB'000	Non-current RMB'000	Total RMB'000
Deferred tax assets:–						
Tax losses carried forward	–	**141,348**	**141,348**	–	205,574	205,574
Provision for obsolete flight equipment and spare parts	–	**32,008**	**32,008**	–	69,929	69,929
Repair cost on flight equipment	–	**168,877**	**168,877**	–	338,168	338,168
Provision for post-retirement benefits	**2,088**	**77,870**	**79,958**	7,079	167,893	174,972
Provision for staff housing benefits	**12,384**	–	**12,384**	26,459	126,120	152,579
Other accrued expenses	**93,056**	–	**93,056**	143,949	–	143,949
	107,528	**420,103**	**527,631**	177,487	907,684	1,085,171
Less: valuation allowance	–	**(38,256)**	**(38,256)**	–	(190,093)	(190,093)
	107,528	**381,847**	**489,375**	177,487	717,591	895,078
Deferred tax liabilities:–						
Provision for overhaul	–	**(113,161)**	**(113,161)**	–	(234,395)	(234,395)
Depreciation and amortisation	–	**(653,538)**	**(653,538)**	–	(1,185,888)	(1,185,888)
Others	–	**(13,720)**	**(13,720)**	–	(33,593)	(33,593)
	–	**(780,419)**	**(780,419)**	–	(1,453,876)	(1,453,876)
Deferred tax assets/(liabilities), net	**107,528**	**(398,572)**	**(291,044)**	177,487	(736,285)	(558,798)

30. Deferred Taxation (Cont'd)

(a) As at 31 December 2001, the deferred tax assets/(liabilities) were made up of taxation effects of the followings (Cont'd):–

	2001			2000		
Company	**Current RMB'000**	**Non-current RMB'000**	**Total RMB'000**	Current RMB'000	Non-current RMB'000	Total RMB'000
Deferred tax assets:–						
Tax losses carried forward	–	119,703	119,703	–	170,466	170,466
Provision for obsolete flight equipment and spare parts	–	37,133	37,133	–	74,493	74,493
Repair cost on flight equipment	–	170,980	170,980	–	340,271	340,271
Provision for post-retirement benefits	2,088	55,460	57,548	7,079	164,066	171,145
Provision for staff housing benefits	11,730	–	11,730	25,805	101,970	127,775
Other accrued expenses	73,291	–	73,291	109,923	–	109,923
	87,109	383,276	470,385	142,807	851,266	994,073
Less: valuation allowance	–	–	–	–	(101,970)	(101,970)
	87,109	383,276	470,385	142,807	749,296	892,103
Deferred tax liabilities:–						
Provision for overhaul	–	(100,485)	(100,485)	–	(234,395)	(234,395)
Depreciation and amortisation	–	(651,046)	(651,046)	–	(1,185,888)	(1,185,888)
Others	–	(13,720)	(13,720)	–	(33,593)	(33,593)
	–	(765,251)	(765,251)	–	(1,453,876)	(1,453,876)
Deferred tax assets/(liabilities), net	87,109	(381,975)	(294,866)	142,807	(704,580)	(561,773)

30. Deferred ¨axation (Cont'd)

(b) Movemer in net deferred taxation liability is as follows:–

	Group		Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
At 1 January	**558,798**	482,069	**561,773**	484,275
Deferred tax (·ote 9(a))				
– current y:ar	**38,668**	76,729	**39,515**	77,498
– adjustme t for change in enacted tax rate	**(306,422)**	–	**(306,422)**	–
At 31 Decemb: r	**291,044**	558,798	**294,866**	561,773

As at 31 De::mber 2001, two subsidiaries had net operating losses carried forward totalling RMB115,927,000 (2000: RMB1''7,448,000) available to setoff against future taxable income, with approximately RMB19,406,000 (2000: RMB' },691,000) expiring between 2002 and 2005. The available tax losses totalling RMB115,927,000 (2000: RMB17',448,000) can only be used by the same subsidiary companies. As at 31 December 2001, the Group had provided valuation all·wance of RMB38,256,000 (2000: RMB190,093,000) against the related deferred tax assets arising from the subsidiary's t: : losses which were not expected to be realised in the foreseeable future.

31. Long-ten:: payable

	2001 RMB'000
Purchase con:·deration on acquisition of a passenger carriage business (note 12(a))	**270,000**
Less: Interest : lement	**(55,245)**
Net present v: lue at time of acquisition	**214,755**
Less: first insl: lment paid in June 2001	**(30,000)**
	184,755
Interest accr::d during the period (note 5)	**6,693**
Net present v: lue as at 31 December 2001	**191,448**
Less: Current ›ortion (note 23)	**(30,000)**
Long-term p: tion	**161,448**

32. Minority Interests

	Group	
	2001 RMB'000	2000 RMB'000
At 1 January	**223,881**	176,739
Share of profits of subsidiaries	**33,324**	29,242
Capital injection from a minority shareholder	**–**	17,900
At 31 December	**257,205**	223,881

33. Retirement Benefit Plans and Post-Retirement Benefits

(a) Defined contribution retirement schemes

(i) Pension

Substantially all of the Group's employees are eligible to participate in the Group's retirement schemes. The Group participates in defined contribution retirement schemes organised by the municipal governments of the various provinces in which the Group operates. The Group is required to make annual contributions to the schemes at a rate of 13% of salary costs including certain allowances calculated in the prior year. Employees contribute approximately 6% of their basic salary. The Group has no other material obligation for the payment of retirement benefits beyond the annual contributions under these schemes. For the year ended 31 December 2001, the Group's pension cost charged to the profit and loss account amounted to RMB28,471,000 (2000: RMB25,232,000).

(ii) Medical insurance

In 1998 the State Council announced that each municipal government should introduce a medical insurance scheme for employees and retirees of all enterprises, of which the detailed policies and regulations were to be set out by individual municipal government.

In the end of 2000, the Shanghai Municipal Government promulgated the detailed policies and regulations of its medical insurance scheme. In January 2001, the Group joined this scheme under which the Group and its employees contribute approximately 12% and 2% of the employees basic salaries to the scheme respectively. The Group has no other obligation for the payment of medical expense beyond the annual contributions. For the year ended 31 December 2001, the Group's medical insurance contribution charged to the profit and loss account amounted to approximately RMB18,000,000.

33. Retirem nt Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post-r tirement benefits

In addition t the above retirement schemes, the Group provides retirees with post-retirement benefits including transportation subsidies, sc ial function activities subsidies as well as other welfare. The expected cost of providing these post-retirement benefits is a tuarially determined and recognised by using the projected unit credit method, which involves a number of assumption and estimates including the rate of inflation, discount rate, employees' turnover ratio as well as mortality rate. The transitio al obligation arising from the first adoption of IAS 19 (Revised) "Employee Benefits" in 1997 has been recognised on a straigh -line basis over a period of five years.

In prior yea , these post retirement benefits also included medical benefits. Following the joining of the municipal medical insurance sc eme as set out in note 33(a)(ii) above, the Group is no longer required to accrue for medical benefits based on actuarial est nation. As a result of the curtailment of medical benefits, the post-retirement benefit obligation attributable to medical ben fits brought forward from 31 December 2000 amounting to RMB95,975,000 has been written back to the profit and loss acco unt and netted off against wages, salaries and benefits for the year ended 31 December 2001.

In addition, the transitional obligation recognised in the year ended 31 December 2001, representing one-fifth of the total transitional bligation arising from the first adoption of IAS 19 (Revised), has been reduced as a result of the exclusion of the portion attri utable to the medical benefits. The total transitional obligation has been fully recognised as at 31 December 2001.

(i) As at 31 December 2001, the post-retirement benefit obligations recognised in the balance sheets of the Group and the Compa y were as follows:–

	Group		Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Presen value of unfunded post-retirement ben it obligations	**534,514**	613,820	**462,434**	550,347
Deferr l transitional obligation	**–**	(61,656)	**–**	(61,656)
	534,514	552,164	**462,434**	488,691
Payme ts made in the year	**(13,451)**	(14,079)	**(12,966)**	(11,334)
Post-re rement benefit obligations	**521,063**	538,085	**449,468**	477,357
Less: c rent portion (note 23)	**(13,922)**	(15,550)	**(13,610)**	(12,515)
Post-re rement benefit obligations – long- erm portion	**507,141**	522,535	**435,858**	464,842

33. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post-retirement benefits (Cont'd)

(ii) Changes in post-retirement benefit obligations are as follows:–

	Group		Company	
	2001	2000	**2001**	2000
	RMB'000	RMB'000	**RMB'000**	RMB'000
At 1 January	**538,085**	428,026	**477,357**	428,026
Curtailment of medical benefit (note 4)	**(95,975)**	–	**(82,485)**	–
Current service cost	**18,445**	33,060	**15,852**	33,060
Interest on obligation	**31,129**	29,422	**26,754**	29,422
Transitional obligation recognised in the year	**42,830**	61,656	**42,830**	61,656
Payments made in the year	**(13,451)**	(14,079)	**(12,966)**	(11,334)
Transfer to subsidiaries	–	–	**(17,874)**	(63,473)
At 31 December	**521,063**	538,085	**449,468**	477,357

(iii) The costs of post-retirement benefits for the current year were recognised under wages, salaries and benefits in the consolidated profit and loss account as follows:–

	Group	
	2001	2000
	RMB'000	RMB'000
Current service cost	**18,445**	33,060
Interest on obligation	**31,129**	29,422
Transitional obligation recognised in the year	**42,830**	61,656
Total (note 4)	**92,404**	124,138

33. Retirement Benefit Plans and Post-Retirement Benefits (Cont'd)

(b) Post-retirement benefits (Cont'd)

(iv) The transitional obligation is fully recognised in the current year, representing one-fifth of the total transitional obligation arising from the first adoption of IAS 19 (Revised), which reduced from RMB61,656,000 to RMB42,830,000 as a result of the exclusion of the portion attributable to medical benefit.

(v) Principal actuarial assumptions at the balance sheet date are as follows:–

	2001	2000
Discount rate	**7.00%**	8.20%
Annual rate of increase of per capita benefit payment	**3.50%**	3.50%
Employees turnover rate	**1.80%**	3.50%

34. Staff Housing Benefits

The Group constructed staff quarters in previous years. Most of these staff quarters have been disposed of to qualified employees at substantial discounts in the year ended 31 December 2001. Provision representing the foreseeable loss on the disposal had already been provided in previous years and there was no substantial over or under provision. As at 31 December 2001, the construction cost and corresponding provision on the unallocated quarters included in the Group's consolidated balance sheet amounted to approximately RMB84 million (2000: RMB357 million) and RMB73 million (2000: RMB289 million) respectively.

In 1998 and 2000, the State Council of the PRC issued circulars stipulating that distribution of quarters to employees at discounted prices should be withdrawn and cash allowance should be made to employees thereafter. Eligible staff who have not been allocated with any quarters or who have not been allocated with a quarter up to the minimum area as set out by the government are entitled to an one-off cash allowance. However, the specific timetable and procedures of implementation of these policies are to be determined by individual provincial or municipal government based on the particular situation of the province or municipality. Certain provincial governments have already set out the implementation procedures while Shanghai Municipal Government is yet to announce such details. With reference to policies already set out by certain provincial governments, the Company's directors estimated a provision of approximately RMB80,179,000 in the previous year which was included in other payable in the Group's consolidated balance sheet as at 31 December 2001.

35. Notes to the Consolidated Cash Flow Statement

(a) Analysis of the balances of cash and cash equivalents

	2001 RMB'000	2000 RMB'000
Cash and bank balances	1,099,630	1,284,373
Deposits with an associated company	281,362	188,302
Less: short-term deposits with original maturities over three months	(50,012)	(49,784)
	1,330,980	1,422,891

(b) Acquisition of passenger carriage business

	2001 RMB'000
Net assets acquired	
Land use rights	56,024
Fixed assets	257,115
Construction in progress	6,420
Cash and bank balances	54,008
Other net current liabilities	(103,567)
	270,000
Negative goodwill (note 12(a))	(55,245)
	214,755
Satisfied by:	
Cash	30,000
Instalment payable (note 31)	184,755
	214,755

Analysis of the net cash inflow in respect of the acquisition of a passenger carriage business

	2001 RMB'000
Cash and bank balances acquired	54,008
First instalment paid	(30,000)
Net cash inflow in respect of the acquisition of a passenger carriage business	24,008

35. Notes to the Consolidated Cash Flow Statement (Cont'd)

(c) Supplementary information

	2001 RMB'000	2000 RMB'000
Interest received, net of amortisation of bond discount	**87,064**	132,163
Interest paid, net of amount capitalised	**936,751**	981,227
Income tax paid	**9,893**	26,919
Investing activities not affecting cash:		
Discounts on aircraft acquisition used for purchases of flight equipment and spare parts	**8,872**	110,789
Financing activities not affecting cash:		
Finance lease obligations incurred	**–**	1,202,051
Dividend payable to ultimate holding company set off against loan to ultimate holding company	**60,050**	–

36. Commitments and Contingent Liabilities

(a) Capital commitments

As at 31 December 2001, the Group and the Company had the following capital commitments:–

	Group		Company	
	2001 RMB'000	2000 RMB'000	**2001 RMB'000**	2000 RMB'000
Authorised and contracted for:				
– Aircraft and related equipment	**9,186,803**	10,092,671	**9,186,803**	10,092,671
– Other	**437,820**	423,857	**87,820**	398,097
	9,624,623	10,516,528	**9,274,623**	10,490,768
Authorised but not contracted for:				
– Other	**980,289**	1,057,620	**1,348,071**	1,380,120
	10,604,912	11,574,148	**10,622,694**	11,870,888

The above commitments mainly include amounts for acquisition of ten B737 and five A-340 aircraft (2000: three A-320 and five A-340 aircraft) for delivery between 2002 and 2004 (2000: 2001 and 2004).

Committed expenditures for the above aircraft and related equipment, including deposits prior to delivery, subject to an inflation increase built in the contracts and any discounts available upon delivery of the aircraft, were expected to be paid as follows:–

	Group and Company
	2001 RMB'000
2002	**2,199,010**
2003	**4,927,582**
2004	**2,060,211**
	9,186,803

36. Commitments and Contingent Liabilities (Cont'd)

(b) Operating lease commitments

As at 31 December 2001, the Group and the Company had commitments under operating leases to pay future minimum lease rentals as follows:–

	2001		2000	
	Aircraft and flight equipment RMB'000	**Land and buildings RMB'000**	Aircraft and flight equipment RMB'000	Land and buildings RMB'000
Group				
Within one year	**1,013,629**	**40,462**	916,043	65,845
In the second year	**1,373,539**	**16,756**	1,039,057	10,654
In the third to fifth year inclusive	**3,430,504**	**30,638**	3,717,879	22,571
After the fifth year	**4,890,768**	**14,090**	5,976,513	19,050
	10,708,440	**101,946**	11,649,492	118,120
Company				
Within one year	**819,957**	**38,206**	545,726	64,159
In the second year	**1,178,866**	**16,171**	606,649	10,422
In the third to fifth year inclusive	**2,849,487**	**30,339**	2,316,117	22,320
After the fifth year	**4,032,137**	**14,090**	3,570,624	19,050
	8,880,447	**98,806**	7,039,116	115,951

(c) Investment in GE Engine Services (Xiamen) Co., Ltd.

In May 2001 the Group entered into an agreement with General Electric ("GE"), an unrelated third party, to obtain a 30% interest in GE Engine Services (Xiamen) Co., Ltd. ("GE Xiamen") at a consideration of US$3.6 million. The Group is not required to settle the consideration immediately and the ownership of the 30% interest in GE Xiamen is conditional upon the Group's fulfilment of a commitment to deliver to GE Xiamen annually a specified percentage of its CFM 56 engines for repair services for a period of 10 years. The Group will be entitled to dividends from GE Xiamen and the dividends received will be used to set off against the consideration payable to GE if this commitment is fulfilled.

36. Commitments and Contingent Liabilities (Cont'd)

(d) Contingent liabilities

As at 31 December 2001, the Group provided a guarantee to a bank in respect of bank facilities granted to Nanjing Lu Kou International Airport Company, a third party, amounting to RMB150,000,000 (2000: RMB150,000,000).

37. Segmental Reporting

(a) Business segments

The Group operates in one business segment which is the common carriage of passengers, cargo and mail over various routes.

(b) Geographical segments

The Group's turnover and operating profit/(loss) by geographical segments are analysed as follows:–

	For the year ended 31 December				
	Domestic RMB'000	Hong Kong RMB'000	Japan RMB'000	Other countries* RMB'000	Total RMB'000
2001					
Traffic revenues	**4,987,486**	**2,145,732**	**1,574,971**	**2,970,421**	**11,678,610**
Other operating revenues	**447,636**	**–**	**9,204**	**17,358**	**474,198**
Turnover	**5,435,122**	**2,145,732**	**1,584,175**	**2,987,779**	**12,152,808**
Operating profit/(loss)	**75,355**	**484,817**	**367,602**	**(53,103)**	**874,671**
2000					
Traffic revenues	4,184,310	2,104,908	1,586,071	2,893,199	10,768,488
Other operating revenues	451,575	–	–	–	451,575
Turnover	4,635,885	2,104,908	1,586,071	2,893,199	11,220,063
Operating profit/(loss)	88,237	485,001	277,732	(72,718)	778,252

* include U.S., Europe and other Asian countries

The major revenue-earning assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

38. Related Party Transactions

In the norm l course of business, the Group had the following material transactions with its related parties during the year ended 31 D cember 2001:–

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2001 RMB'000	2000 RMB'000
(a) With CAAC and its affiliates :–			
Commission income on carriage service provided by other airlines with air tickets sold by the Group at fixed rates ranging from 3% to 9% of value of tickets sold	PRC airlines	9,915	17,495
Take-off and landing fees charged at predetermined scale of rates published by CAAC	PRC airports	(936,594)	(791,087)
Purchase of aircraft fuel at state controlled prices	Civil Aviation Oil Supply Company	(1,739,114)	(1,458,378)
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– CAAC	(50,229)	(95,343)
	– PRC airlines	(1,758)	(9,646)
Ticket reservation service charges for utilisation of computer reservation system	CAAC	(55,800)	(55,800)
Civil aviation infrastructure levies collected on behalf of CAAC and calculated at the rates of 5% and 2% of the Group's annual gross domestic and international traffic revenues respectively	CAAC	(370,284)	(374,196)
Aircraft insurance premium paid through CAAC who entered into the insurance policy on behalf of the Group	CAAC	(82,932)	(57,939)
Acquisition of a passenger carriage business	China Civil Aviation Flight College	(214,755)	–

38. Related Party Transactions (Cont'd)

Nature of transaction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2001 RMB'000	2000 RMB'000
(b) With EA Group or companies directly or indirectly held by EA Group:–			
Interest income on loans and deposits at rates of 0.99% per annum (2000: ranging from 1.04% to 6.21% per annum)	– EAGF	**2,290**	2,724
	– EA Group	**–**	3,242
Commission expenses on air tickets sold on behalf of the Group at rates ranging from 3% to 9% of value of tickets sold	– Shanghai Tourism Company (Hong Kong) Limited	**(10,105)**	(7,494)
	– various subsidiaries of EA Group	**(49,286)**	(62,259)
Interest expenses on loans at rates ranging from 4.185% to 4.[illegible]5% per annum (2000: 5.30% to 5.58% per annum)	EAGF	**(1,268)**	(6,154)
Purchase of aircraft, flight equipment, flight equipment spare parts and other fixed assets, and repair of aircraft inclusive of handling charges of 0.1% to 2%	EAIEC	**(1,137,471)**	(1,157,483)
Repairs and maintenance expenses payable for ground service facilities	Shanghai Eastern Air Industrial Corporation (SEAIC)	**(24,362)**	(26,258)
Source of food and beverages	– Eastern Air (Santou) Economic Development Co. Ltd.	**(52,821)**	(71,350)
	– SEAC	**(101,160)**	(96,571)
	– SEAIC	**(10,688)**	(7,405)
	– Qilu Eastern Air Catering Co. Ltd.	**(6,426)**	(4,982)
	– Qingdao Air Service Co. Ltd.	**(10,926)**	(7,341)

38. Related F.arty Transactions (Cont'd)

Nature of tra. saction	Related party	Revenue/ (Expenses, payments or purchase consideration) 2001 RMB'000	2000 RMB'000
(b) With EA :roup or companies directly or indirectly held by EA Gı :up (Cont'd):–			
Advertisi g expenses	Eastern Aviation Advertising Service Company	**(6,985)**	(16,762)
Purchase of aviation equipment	Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(6,434)**	(21,010)
Inflight I giene and cleaning service expenses	Shanghai Eastern General Corporation	**(15,318)**	(14,392)
Printing xpenses	Shanghai Aviation Printing Co., Ltd.	**(3,799)**	(6,062)
Rental e penses	– Shanghai Eastern Aviation Equipment Manufacturing Corporation	**(4,461)**	(5,194)
	– Shanghai Eastern Real Estate Operation Co. Ltd.	**(5,794)**	(3,033)
Investmı ıt in an associated company, being capital injectic ı into EAGF (a company jointly owned by EA Gro p and its subsidiaries), resulting in 25% interest in the en rged capital of EAGF.	EA Group	**(106,364)**	–

The directors :f the Company are of the opinion that the above transactions were entered into in the normal course of business and ı normal commercial terms or in accordance with the agreements governing such transactions. This has been confirmed by ne non-executive directors.

As at 31 Deceı ıber 2001, the Group had balances with related companies, details of which are disclosed in note 20. In addition, guarantees a : given by EA Group in respect of the Group's long-term bank loans (see note 26).

39. Financial Assets and Financial Liabilities

Financial assets of the Group mainly include short term deposits and bank balances, deposits with and amounts due from related companies, trade receivables, long term loans to ultimate holding company, long term receivables and deposits. Financial liabilities of the Group include bank and other loans, obligations under finance leases, amounts due to related companies, trade payables and other payables. Accounting policies for financial assets and financial liabilities are set out in note 2(u). The Group does not hold or issue financial instruments for trading purposes.

(a) Business risk

The Group conducts its principal operations in the PRC and accordingly is subject to special consideration and significant risks not typically associated with companies in the United States of America and Western Europe. These include risks associated with, among others, the political, economic and legal environment, influence of CAAC over many aspects of the Group's operations, and competition, in the passenger, cargo and mail airlines services industry. The influence of CAAC includes the pricing on air tickets, determination of civil aviation infrastructure levy rates for both international and domestic routes, take-off and landing charges of certain PRC airports, commission rates and the adjustment on fuel prices for the domestic segment.

(b) Price risk

The Group's results of operations may be significantly affected by the fluctuation of the fuel prices which is a major expense category. While the international fuel prices are determined by worldwide market demand and supply, domestic fuel prices are regulated by CAAC. The Group does not undertake financial instruments to hedge fuel price risk.

(c) Interest rate risk

The interest rates and terms of repayment of loans made to and by the Group are disclosed in notes 20, 25, 26 and 27.

(d) Credit risk

(i) Cash and Bank balances
Substantially all the Group's cash and bank balances are placed with a number of international and PRC banks and an associated company, EAGF. Details of deposits placed with EAGF have been disclosed in note 20(b).

(ii) Trade receivables
These are mainly tickets sales receivable from sales agents and receivables related to uplifts by the Company on behalf of other carriers which are spread among numerous third parties.

(iii) Other receivables
These are spread among numerous third parties.

(iv) Amounts due from the related companies
These balances are disclosed in note 20(a).

(v) Receivable due under subleases
The Group subleases certain aircraft, details of which are disclosed in note 25(b).

The carrying amounts of financial assets best represent their maximum credit risk exposure at the balance sheet date.

39. Financial Assets and Financial Liabilities (Cont'd)

(e) Foreign currency risk

The Group's finance lease obligation as well as certain bank and other loans are denominated in US dollars, Japanese yen and Deutsche mark which has been replaced by Euro), and certain expenses of the Group are denominated in currencies other than Renminbi The Group generates foreign currency revenues from ticket sales made in overseas offices and would normally generate sufficient foreign currencies after payment of foreign currency expenses, to meet its foreign currency liabilities repayable within one year However, the Group is unable to hedge its foreign currency liability exposure fully other than by retaining those foreign currency earnings and receipts to the extent permitted by the State Administration of Exchange Control. Renminbi against US dollars had been comparatively stable in the past. However, Renminbi against Japanese Yen and Deutsche mark had experienced a significant level of fluctuation over the past two years, particularly the Japanese yen, which is the major reason for the significant exchange gains recognised by the Group for the years ended 31 December 2001 and 2000.

Certain of the Group's finance lease obligations, including those determined in Japanese Yen, will be fully settled in the next three years. The Group anticipates that more foreign currencies generated from ticket sales will remain in the Group, which will be subject to foreign currency fluctuation after the full settlement of these finance lease obligations from 2004 onwards. Accordingly, the Group has entered into certain foreign currency forward contracts with PRC banks. As at 31 December 2001, the following foreign currency forward contracts are outstanding:–

	Selling of Japanese yen for US dollars US$'000	Selling of Korean won for US dollar US$'000	Total US$'000
Contracts expiring in:			
2002	–	10,000	10,000
2003	–	–	–
2004	12,000	–	12,000
2005	12,000	–	12,000
2006	12,000	–	12,000
Total	**36,000**	**10,000**	**46,000**

These foreign currency forward contracts qualify for hedging accounting and is accounted for as cash flow hedges. As at 31 December 200 the cumulative gain of these foreign currency forwards amounting to RMB5,396,000 was recognised into the Group's hedging reserve in shareholders' equity (see note 29).

39. Financial Assets and Financial Liabilities (Cont'd)

(f) Fair Value

The carrying amounts and estimated fair value of the Group's long term bank loans at 31 December 2001 are set out as follows:–

	Group and Company
	RMB'000
Carrying amounts	5,300,567
Estimated fair value	5,061,182

The fair value of the long term loans is estimated by applying a discounted cash flow approach using current market interest rates for similar indebtedness.

The fair value of cash and bank balances, trade receivables, other receivables, amounts due from and amounts due to related companies, trade payables, other payables, obligations under finance leases and short term bank loans are not materially different from their carrying amounts.

Investments in subsidiaries and an associated company represent unquoted equity interests in companies established in the PRC. There is no quoted market price for such interests and accordingly a reasonable estimate of their fair value could not be made without incurring excessive costs.

Fair value estimates are made at specific point in time and are based on relevant market information. This estimate is subjective in nature and involves uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in valuation methods and assumptions could significantly affect the estimates.

40. Ultimate Holding Company

The directors regard EA Group, a company established in the PRC, as being the ultimate holding company.

41. Post Bala:ıce Sheet Date Events

(a) Dispos‹·l of aircraft to a subsidiary

On 1 January ,:)02, the Company disposed of two MD11 freighters to China Cargo at a total consideration of RMB1,007,608,000 representing ı.ıe net book values of the MD11 freighters as at 31 December 2001.

(b) New in‹estment

On 19 March :.)02, the Company announced to establish China Eastern Airlines Wuhan Limited ("CEAWL") with Wuhan Airlines Company in ı.hich the Company will have 40% interest. The registered capital of CEAWL is expected to be approximately RMB700,000,(·)0.

(c) Bankin‹; Facilities

Subsequent t: the balance sheet date, the Company has obtained general credit facilities of RMB29.6 billion and US$200 million (equiı.ılent to RMB1.7 billion) in the form of loans from PRC banks, mainly for financing future aircraft acquisitions, investments i domestic aviation businesses and for working capital purposes. The United States dollar facility is currently subject to the ›pproval of State Administration of Exchange Control.

(d) Propos: d dividends

Subsequent t· the balance sheet date, the Company proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year e· ded 31 December 2001 (see note 11).

42. Approval of Accounts

The accounts ‹/ere approved by the Board of Directors on 8 April 2002.

Report of the PRC Auditors

To the Shareholders of
China Eastern Airlines Corporation Limited:

As requested by China Eastern Airlines Corporation Limited (the "Company"), we have audited the balance sheets of the Company and its subsidiaries (the "Group") as at 31 December 2001, as well as the consolidated income statements, the Company's and the consolidated profit appropriation statement and the Company's and the consolidated cash flow statement for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. Our audit was conducted in accordance with the "Independent Auditing Standards for PRC Certified Accountants", based on the actual situation of the Company and included procedures we considered necessary, such as sample-checking of the Company's accounting records.

In our opinion, the aforementioned financial statements complied with the "Accounting Standards for Business Enterprises" and "Accounting Regulations for Business Enterprises" and fairly presented in all material respects the financial position of the Company and its consolidated Group as at 31 December 2001 and the results of operation and cash flows for the year then ended, and the accounting treatment used was consistent with practice.

Shanghai Zhonghua Certified Public Accountants

Rong Zhao, C.P.A.

Li Chen, C.P.A.

Shanghai, China
8 April 2002

Income Statement & Statement of Profit Appropriation and Distribution

Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2001

Unit: RMB Yuan

Items	Note	Current year (consolidated)	Current year (parent corp.)	Previous year (consolidated)	Previous year (parent corp.)
I. Revenue from Main Operations:	30	12,839,339,288.79	10,836,053,949.83	11,821,758,147.00	10,098,798,853.18
Less: Revenue for Civil Air Infrastructure Construction Fund		427,784,224.78	364,584,964.00	368,184,348.16	317,479,480.14
Revenue from Main Operations, net		12,411,555,064.01	10,471,468,985.83	11,453,573,798.84	9,781,259,373.04
Less: Main Operating Cost	31	9,895,680,220.39	8,309,081,958.21	9,119,344,878.75	7,894,754,222.36
Business Taxes and additional		296,836,879.42	255,111,509.28	271,339,202.01	235,781,341.74
II. Profit from Main Operations		2,219,037,964.20	1,907,275,518.34	2,062,889,718.08	1,650,723,808.94
Add: Other Operating Revenue	32	541,079,876.56	526,189,646.92	357,018,221.61	376,232,914.82
Less: Operating Expenses		1,297,765,706.82	1,205,229,653.27	1,349,875,214.28	1,280,465,097.67
General & Administrative Expenses		642,712,900.35	530,656,265.97	533,842,545.83	450,555,736.89
Financial Expenses	33	699,722,003.92	641,818,197.11	748,378,024.62	707,465,092.96
III. Profit from Operations		119,917,229.67	55,761,048.91	(212,187,845.04)	(411,529,203.76)
Add: Investment Income	34	57,296,511.88	94,242,771.53	53,839,446.05	163,423,373.84
Gains or Losses from Futures		–	–	–	–
Subsidy income		750,000.00	750,000.00	1,069,600.00	1,069,600.00
Non-operating Income	35	33,312,379.60	25,092,544.34	281,258,809.38	283,972,830.69
Less: Non-operating Expenses	36	48,259,815.66	41,597,244.21	20,748,110.65	14,474,708.02
IV. Total Profit		163,016,305.49	134,249,120.57	103,231,899.74	22,461,892.75
Less: Income Tax		4,917,182.92	70,662.50	20,775,063.28	1,289,476.17
Gains or losses of Minority Shareholders		25,179,679.26	–	62,374,925.33	–
V. Net Profit		132,919,443.31	134,178,458.07	20,081,911.13	21,172,416.58
Add: Undistributed Profit at the Beginning of the Year (Deficit Shown in Negative)		41,595,432.49	79,029,006.02	141,799,852.68	155,195,589.44
Less: Decrease of Undistributed Profit to Reduce Registered Capital		–	–	–	–
Add: Transfer from Surplus Reserve		–	–	–	–
VI. Distributable Profit		174,514,875.80	213,207,464.09	161,881,763.81	176,368,006.02
Less: Provision for Statutory Surplus Reserve		1,680,597.37	–	11,041,832.70	–
Provision for Statutory Public Welfare Fund		1,680,597.37	–	11,041,832.70	–
Provision for Staff & Workers' Welfare Fund		–	–	–	–

Income Statement & Statement of Profit Appropriation and Distribution

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January – December 2001

Unit: RMB Yuan

Items	Note	Current year (consolidated)	Current year (parent corp.)	Previous year (consolidated)	Previous year (parent corp.)
VII. Profit Attributable to Shareholders		**171,153,681.06**	**213,207,464.09**	139,798,098.41	176,368,006.02
Less: Dividends for Preferred Shares		-	-	-	-
Provision for Discretionary Surplus Reserve		-	-	-	-
Dividends for Common Shares		**97,339,000.00**	**97,339,000.00**	97,339,000.00	97,339,000.00
Transfer of Common Dividends into Share Capital		-	-	-	-
VIII. Undistributed Profit		**73,814,681.06**	**115,868,464.09**	42,459,098.41	79,029,006.02
Supplementary Data					
1. Proceeds from Sale or Disposal of Departments or Invested Companies		-	-	-	-
2. Loss from Natural Disasters		-	-	-	-
3. Increase (or Decrease) of Total Profit Arising From Change in Accounting Policies		(7,629,073.09)	(3,570,009.00)	-	-
4. Increase (or Decrease) of Total Profit Arising from Change in Accounting Estimations		415,701,223.52	415,701,223.52	-	-
5. Loss from Debt Reorganization		-	-	-	-
6. Other Items		-	-	-	-

Balance Sheet

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December 2001

					Unit: RMB Yuan
Assets	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Assets:					
Cash & bank	1	2,756,765,666.67	2,350,245,497.26	2,635,403,137.13	2,205,675,857.61
Short-term Investments, net		-	-	304,827,444.21	304,827,444.21
Notes Receivable		-	-	-	-
Dividends Receivable		-	-	129,500.00	129,500.00
Interests Receivable		-	-	-	-
Accounts Receivable, net	2	908,566,274.58	761,118,116.04	1,288,451,722.52	996,993,449.44
Other Receivables, net	3	493,113,117.43	638,140,049.85	601,975,450.70	731,200,101.78
Prepayments	4	102,453,391.89	96,282,270.32	265,285,993.64	273,911,952.77
Subsidies Receivable		-	-	-	-
Guarantee Deposit for Futures		-	-	-	-
Exchange Seat Fee Receivable		-	-	-	-
Inventories, net	5	2,074,690,294.37	1,900,881,119.64	2,142,040,888.52	2,021,310,995.84
Amounts to be Amortized	6	97,348,982.54	75,274,525.75	76,970,736.07	56,800,019.64
Loss of Current Assets to be Dealt With		-	-	-	-
Long-term Debenture Investment Due within One Year		-	-	-	-
Other Current Assets		-	-	-	-
Total Current Assets		6,432,937,727.48	5,893,933,579.46	7,315,084,872.79	6,570,649,321.28
Long-term Investments:					
Long-term Equity Investments	7	210,363,823.42	1,147,087,991.02	90,742,008.46	1,026,884,826.74
Long-term Debt Investments	8	501,722,616.34	501,722,616.34	545,721,596.87	545,721,596.87
Total Long-term Investments		712,086,439.76	1,648,810,607.36	636,463,605.33	1,572,606,423.61
Less: Allowance for Loss on Long-term Investments		1,758,050.62	-	1,760,468.50	-
Long-term Investments, net		710,328,389.14	1,648,810,607.36	634,703,136.83	1,572,606,423.61

Balance Sheet

Prepared in accordance with PRC Accounting Regulations
As at 31 December 2001

Unit: RMB Yuan

Assets	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Including: Consolidation Difference					
(in Consolidated Statements)		–	–	–	–
Equity Investment Difference		4,984,369.89	4,984,369.89	–	–
Fixed Assets					
Fixed Assets, at Cost	9	29,603,516,189.77	28,424,471,634.73	27,463,079,962.06	26,363,312,606.18
Less: Accumulated Depreciation		12,271,615,002.69	11,964,394,461.47	10,402,275,486.63	10,151,845,683.61
Net Fixed Assets		17,331,901,187.08	16,460,077,173.26	17,060,804,475.43	16,211,466,922.57
Less: Allowance for Loss on Fixed Assets		3,570,000.00	3,570,000.00	–	–
Fixed Assets, net		17,328,331,187.08	16,456,507,173.26	17,060,804,475.43	16,211,466,922.57
Engineering Supplies		–	–	–	–
Construction in Progress, net	10	1,384,276,612.14	1,311,906,436.74	849,394,110.96	811,654,481.47
Disposal of Fixed Assets		–	–	13,281,683.31	13,076,548.93
Loss of Fixed Assets to be Dealt With		–	–	–	–
Total Fixed Assets		18,712,607,799.22	17,768,413,610.00	17,923,480,269.70	17,036,397,952.97
Intangible Assets & Other Assets					
Intangible Assets, net	11	1,268,854,806.89	773,999,790.69	878,566,657.82	364,972,706.36
Long-term Amounts to be Amortized	12	230,497,341.12	207,562,292.25	224,463,205.83	197,432,916.06
Other Long-term Assets		–	–	–	–
Total Intangible Assets & Other Assets		1,499,352,148.01	981,562,082.94	1,103,029,863.65	562,405,622.42
Deferred Taxes:					
Deferred Tax Debits		–	–	–	–
Total Assets		27,355,226,063.85	26,292,719,879.76	26,976,298,142.97	25,742,059,320.28

Balance Sheet

(Prepared in accordance with PRC Accounting Regulations)
As at 31 December [illegible]

Unit: RMB Yuan

Liabilities & Shareholders' Equity	Note	Ending Balance (Consolidated)	Ending Balance (Parent Corp.)	Beginning Balance (Consolidated)	Beginning Balance (Parent Corp.)
Current Liabilities:					
Short-term Loans	13	1,282,641,751.70	982,641,751.70	600,000,000.00	200,000,000.00
Notes Payable		-	-	-	-
Accounts Payable	14	251,391,559.30	270,141,404.95	253,490,244.13	273,011,252.40
Advances from Customers		57,525,967.88	51,400,847.57	65,219,354.80	57,696,764.69
International Sales in Advance of Carriage	15	538,731,989.20	507,063,032.62	607,681,771.04	555,150,780.92
Domestic Sales in Advance of Carriage	16	119,631,651.17	112,350,411.42	103,112,383.12	91,577,320.26
Payables to Consignor		-	-	-	-
Payroll Payable		28,208,284.28	28,208,284.28	36,288,022.42	35,668,382.62
Welfare Payable		32,287,637.67	25,656,263.31	11,201,157.97	4,390,743.55
Dividends Payable	17	97,339,000.00	97,339,000.00	97,339,000.00	97,339,000.00
Taxes Payable	18	157,587,611.44	144,921,464.25	113,518,637.70	118,635,863.62
Civil Air Infrastructure Construction Fund Unpaid	19	242,681,222.73	188,365,407.94	175,162,654.73	83,996,948.43
Other outstanding payment (Statutory)		2,201,439.05	1,931,051.74	1,619,444.80	1,521,057.86
Other Payables	20	683,820,457.33	604,817,504.11	564,559,146.57	388,364,044.72
Accrued Expenses	21	1,866,512,662.11	1,615,237,891.63	1,787,223,762.92	1,544,617,826.58
Accrued Liabilities	22	4,546,797.00	4,546,797.00	-	-
Portion of Long-term Liabilities due within One Year	23	2,974,416,833.25	2,974,416,833.25	1,751,328,246.77	1,751,328,246.77
Other Current Liabilities		-	-	-	-
Total Current Liabilities		8,339,524,864.11	7,609,037,945.77	6,167,743,826.97	5,203,498,232.42
Long-term Liabilities:					
Long-term Loans	24	3,205,690,568.88	3,205,690,568.88	2,100,000,000.00	2,100,000,000.00
Debentures Payable		-	-	-	-
Long-term Accounts Payable	25	9,231,810,379.06	9,231,810,379.06	12,177,275,143.41	12,177,275,143.41
Payments for Special Purpose		-	-	-	-
Other Long-term Liabilities		-	-	(409,827,430.79)	(339,398,633.14)
Total Long-term Liabilities		12,437,500,947.94	12,437,500,947.94	13,867,447,712.62	13,937,876,510.27
Deferred Taxes:					
Deferred Tax Credits		731,862.03	550,147.50	2,002,085.84	2,002,085.84
Total Liabilities		20,777,757,674.08	20,047,089,041.21	20,037,193,625.43	19,143,376,828.53
Minority Interests		336,094,892.17	-	342,556,686.06	-
Shareholders' Equity:					
Capital Stock	26	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00	4,866,950,000.00
Capital Reserve	27	1,262,812,374.46	1,262,812,374.46	1,447,954,188.23	1,447,954,188.23
Surplus Reserve	28	37,796,442.08	-	239,184,544.84	204,749,297.50
Including Public Welfare Fund	29	18,898,221.04	-	98,617,342.62	81,399,718.95
Undistributed Profit		73,814,681.06	115,868,464.09	42,459,098.41	79,029,006.02
Foreign Currency Translation Difference		-	-	-	-
Total Shareholders' Equity		6,241,373,497.60	6,245,630,838.55	6,596,547,831.48	6,598,682,491.75
Total Liabilities & Shareholders' Equity		27,355,226,063.85	26,292,719,879.76	26,976,298,142.97	25,742,059,320.28

Cash Flow Statement

(Prepared in accordance with PRC Accounting Regulations)
For the Period of January - December 2001

Unit: RMB Yuan

Items		Amount (consolidated)	Amount (parent)
I.	**Cash Flows from Operating Activities:**		
	Cash received from sales of goods or rendering of services	14,424,522,434.48	11,907,579,856.72
	Refunds of taxes	1,843,762.65	1,843,762.65
	Other cash received relating to operating activities	69,443,951.37	25,353,861.02
	Sub-total of cash inflows	**14,495,810,148.50**	**11,934,777,480.39**
	Cash paid for goods and services	9,439,787,730.87	7,666,068,514.43
	Cash paid to and on behalf of employees	790,653,071.12	652,216,747.44
	Payments of all types of taxes	727,277,997.49	567,067,291.88
	Cash paid relating to other operating activities	343,179,548.40	142,195,229.91
	Sub-total of cash outflows	**11,300,898,347.88**	**9,027,547,783.66**
	Net cash flows from operating activities	**3,194,911,800.62**	**2,907,229,696.73**
II.	**Cash Flows from Investing Activities:**		
	Cash received from return of investments	400,996,564.24	386,094,146.36
	Cash received from distribution of dividends or profits	8,699,686.67	8,017,494.87
	Net cash receipts from the sale of fixed assets, intangible assets and other long-term assets	76,431,337.55	73,170,840.63
	Cash received relating to other investing activities	–	–
	Sub-total of cash inflows	**486,127,588.46**	**467,282,481.86**
	Cash paid to acquire fixed assets, intangible assets, and other long-term assets	2,495,037,221.33	2,288,938,943.18
	Cash paid to acquire investments	106,514,000.00	106,364,000.00
	Cash paid relating to other investing activities	(24,007,545.82)	(24,007,545.82)
	Sub-total of cash outflows	**2,577,543,675.51**	**2,371,295,397.36**
	Net cash flows from investing activities	**(2,091,416,087.05)**	**(1,904,012,915.50)**
III.	**Cash Flows from Financing Activities:**		
	Cash received from investments by others	–	–
	including: Cash received by subsidiaries from investments by minority shareholders	–	–
	Cash received from borrowings	3,484,325,833.74	3,184,325,833.74
	Cash received relating to other financing activities	54,820,524.24	54,820,524.24
	Sub-total of cash inflows	**3,539,146,357.98**	**3,239,146,357.98**
	Cash repayments of amounts borrowed	1,629,150,107.57	1,229,150,107.57
	Cash paid for distribution of dividends or profits and for interest expenses	947,336,168.60	924,867,157.74
	including: Cash paid for distribution of dividends or profits to minority shareholders by subsidiaries	–	–
	Cash paid relating to other financing activities	1,802,875,711.63	1,802,875,711.63
	Sub-total of cash outflows	**4,379,361,987.80**	**3,956,892,976.94**
	Net cash flows from financing activities	**(840,215,629.82)**	**(717,746,618.96)**
IV.	**Effect of Foreign Exchange Rate Changes on Cash**	**(144,536,662.25)**	**(139,165,167.18)**
V.	**Net Increase in Cash and Cash Equivalents**	**118,743,421.50**	**146,304,995.09**

Cash Flow Statement

(Prepared in accordance with PRC Accounting Regulations)
For the Period of Jan. 01 – December 2001

Unit: RMB Yuan

Supplementary Information	Amount (consolidated)	Amount (parent)
1. Reconciliation of Net Profit to Cash Flows from Operating Activities		
Net Profit	132,919,443.31	134,178,458.07
Add: Gains or losses of minority shareholders	25,179,679.26	–
Provision for impairment losses of assets	40,730,826.58	36,011,906.08
Depreciation of fixed assets	1,591,203,916.54	1,528,811,849.61
Amortisation of intangible assets	29,327,412.89	18,090,069.23
Amortisation of long–term prepaid expenses	70,619,849.71	62,859,038.76
Decrease in prepaid expenses (or deduct: increase)	(20,378,246.47)	(18,474,506.11)
Increase in accrued expenses (or deduct: decrease)	68,850,690.36	68,254,396.45
Losses on disposal of fixed assets, intangible assets and other long–term assets (or deduct: gains)	(11,692,074.11)	(17,566,643.94)
Losses on scrapping of fixed assets	7,639,260.33	5,370,214.80
Financial expenses	731,106,100.18	702,737,339.25
Losses arising from investments (or deduct: gains)	(57,296,511.88)	(94,242,771.53)
Deferred tax credit (or deduct: debit)	–	–
Decrease in inventories (or deduct: increase)	147,200,888.57	122,389,239.09
Decrease in operating receivables (or deduct: increase)	748,504,891.05	220,568,263.56
Increase in operating payables (or deduct: decrease)	(309,004,325.70)	138,242,843.41
Others	–	–
Net cash flows from operating activities	**3,194,911,800.62**	**2,907,229,696.73**
2. Investing and Financing Activities that do not Involve Cash Receipts and Payments		
Conversion of debt into capital	–	–
Reclassify convertible bonds to be expired within one year as current liability	–	–
Fixed assets financed by finance leases	–	–
3. Net Increase in Cash and Cash Equivalents:		
Cash at the end of the period	2,627,728,375.49	2,240,547,698.76
Less: Cash at the beginning of the period	2,508,984,953.99	2,094,242,703.67
Plus: Cash equivalents at the end of the period	–	–
Less: Cash equivalents at the beginning of the period	–	–
Net increase in cash and cash equivalents	**118,743,421.50**	**146,304,995.09**

I. Company Information

China Eastern Airlines Corporation Limited ("the Company") was established in April 1995 under the sole sponsorship of Eastern Air Group Company. In February 1997, with the approval of State Reformation Commission by its Circular No. (1996) 180 and State Council Securities Commission by its Circular No. (1997) 4, the Company issued 1,566,950,000 H shares, which are listed on the Stock Exchange of Hong Kong and New York Stock Exchange. In May 1997, with the approval of Civil Aviation Administration of China and China Securities Supervisory Commission, the Company issued an additional of 300,000,000 A shares to the public. The registered capital of the Company is RMB 4,866,950,000.

The Company is primarily engaged in the air transportation of passengers, cargo, mails and luggage over domestic and approved overseas air routes, general aviation business, maintenance and repair of aircraft, manufacturing and maintenance of aviation equipment, agency of airlines both at home and abroad and other business related to aviation transportation.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements

1. Accounting Policies Applied

The company and its subsidiaries follow the <Accounting Standards for Business Enterprises> and <Accounting Regulations for Business Enterprises> and its supplementary regulations.

2. Accounting Period

The Company adopts the Gregorian calendar year as its accounting period, i.e., from 1 January to 31 December each year.

3. Base Currency

The Company adopts Renminbi ("RMB") as its base currency.

4. Principle and Basis of Accounting

The Company adopts the accrual basis as basis of accounting. All items are recorded at historical cost except otherwise provided.

5. Translation of Foreign Currencies

Transactions in foreign currencies are translated into RMB at the middle exchange rate prevailing at the beginning of the month. Monetary assets and liabilities in foreign currencies are translated into RMB at the middle exchange rate prevailing at the end of each month. Exchange differences concerning acquisition of fixed assets are capitalized. Exchange differences during organization period are included in <long-term expenses to be amortized>, which will be accounted as current profit and loss of the month during which formal operation starts. Exchange differences in normal operations are included in the <Financial expenses- exchange gains and losses> of the current period.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

6. *Definition of Cash Equivalents*

Cash equivalents are short term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

7. *Basis of Consolidated Statements*

(1) Determination of consolidation scope

Wherever the equity investment made by the Company to the outside company is over 50% (excluding 50%) of the investee company's capital, or less than 50% but the Company has substantial control over the invested company, the invested company should be included in the consolidation. However, for those invested entities whose total assets, operating revenue and net profit are insignificant and are in compliance with regulations of CKZ (96) No.2 <Answer to the Question about Consolidation Scope>, they are not included in consolidation.

(2) Consolidation method

The consolidated financial statements are prepared on the basis of the financial statements of the Company and its subsidiaries within consolidation scope and other relevant information. The equity investment and the corresponding portion of the owner's equity of the invested entities, the claims and liabilities, as well as the internal sales between or among them are to be offset when preparing the consolidated statements.

(3) The accounting policies adopted by the Company and its subsidiaries are in consistency.

8. *Current Investment*

(1) The initial cost of a current investment is the total price paid on acquisition, including incidental expenses such as taxes and handling charges, after deduction of cash dividends which have been declared but unpaid at the time of acquisition or unpaid interest on bonds which has been accrued. Cash dividends or interests on current investments, other than those recorded as receivable items, should be offset against the carrying amount of investments upon receipt. On disposal of a current investment, the difference between the carrying amount and the sale proceeds should be recognized as an investment gain or loss of the current period.

(2) Provision for impairment of current investment

The provision for impairment of current investment is made at the excess of carrying amount over the market value on an individual item basis.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

9. Provision for Bad Debts

(1) Determination of bad debts

a. When the debtor is bankrupt or dead, the accounts receivable that are unable to be recovered even after the liquidation of the debtor's bankrupt estate or legacy.

b. The accounts receivable with an aging of over 3 years that are proved to be definitely uncollectable because of the debtor's default in making repayment.

(2) Accounting treatment of bad debts

When the receivable items meet the criteria set forth in paragraph (1), they can be written off after proper approval procedure.

(3) Determination, provisioning method and percentage of provision for bad debts

The loss of bad debts is accounted for with deduction method. If there is enough evidence proving the uncollectibility of some accounts receivable, then they are analyzed on an individual item basis to determine the provisioning percentage. The aging method is not applied on these accounts receivable. The provision for bad debts for the remaining balance of accounts receivable after deducting the aforesaid accounts receivable is calculated with aging method.

The aging and the corresponding provisioning percentage are listed as follows:

Aging	**Provisioning Percentage**
Within 1 year	3‰
1-2 years	5%
2-3 years	10%
3-4 years	15%
4-5 years	20%
Above 5 years	40%

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

10. Invent ry

(1) Classific ion of inventory

The Com any's inventory mainly comprises aircraft consumables, high-price rotables, common appliances, supplies on aircraft id low-price consumables.

(2) Valuatio of inventory

The inve tory is recorded at planned price and adjusted to its actual cost through the account of <Material Cost Variance> at the e l of each month. The amortization of high-price rotables is made evenly over 5 years starting from the next month a er acquisition. For the high-price rotables that can still be used after repair, they will be recorded at 40% of the market ice.

(3) Allowan for obsolescence of inventory

At the ddle or end of the year, the Company provides allowance against aircraft consumables on the basis of the average seful life of corresponding airplanes and the average discount rate in previous disposals.

11. Long-t m Investment

(1) Valuatio and income recognition of long-term equity investment

Long-ter equity investment consists of stock investment and other equity investment. It is recorded at the initial acquisition cost actu lly paid. The equity method is applied wherever the Company holds 20% or more voting capital of the investee entities, r holds less than 20% of the voting capital but has significant influence over the invested entities. The cost method : applied wherever the Company's investment is less than 20% of the voting capital of the invested entities, or althoug the investment is 20% or more the Company does not have significant influence thereon.

(2) Long-ter debt investment

Long-ter debt investment refers to bond investment and lease. It is recorded at the total price paid on acquisition, after deductir incidental expenses such as taxes, handling charges and unpaid interest on bonds which has been accrued. Investm it gains are recognized on the accrual basis.

(3) Equity ir estment difference

The diff ence between the investment cost as explained in paragraph (1) and the investor's share of owner's equity of the invested enterprise is recorded in <Equity Investment Difference> and usually amortized over a period of 10 years.

II. Principal ccounting Policies, Accounting Estimations and Consolidation of Financial tatements (Cont'd)

11. Long-te n Investment (Cont'd)

(4) Provision r impairment of long-term investment

If the reco erable amount of a long-term investment is lower than its carrying amount as a result of a continuing decline in market alue or deterioration in operating conditions of the invested enterprise, and the devaluation is unlikely to be recovered in the foreseeable future, the excess of the carrying amount of the investment over the recoverable amount should fir offset against the provision of capital surplus of that investment. The remaining difference shall be recorded as investm nt loss in the current period. When the value of a long-term investment for which a loss has been previously recognize recovers, the recovery should be recognized to the extent of the amount of the investment loss previously recognize

12. Fixed A ets and Depreciation

(1) Determin ion of fixed assets

Fixed asse refer to: Buildings, machines, vehicles, and other equipment or tools that are related to operation or production whose us ul lives are more than 1 year; Articles that are not related to operation and production but the unit values are more tha RMB 2,000 and useful lives are more than 2 years.

(2) Valuation of fixed assets

Fixed ass are accounted for at actual acquisition price, including incidental expenses such as package expenses, transport costs, inst llation cost and relevant taxes; Fixed assets that are self-constructed are recorded at all the cost incurred before completi n and readiness for use; Fixed assets that are invested by investors are recorded at the value recognized by all the inves rs.

(3) Deprecia on of fixed assets

Deprecia on on the fixed assets is provided on a straight-line basis after deducting the estimated residual value according to the fol wing useful lives:

Categori	Useful Lives	Residual Value Rate
Aircrafts nd engines attached	20 years	5%
Standby ngines	20 years	0%
Building	15–35 years	3%
Vehicles nd electronic devices	5~6 years	3%
Other Eq ipment	5–20 years	3%

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

12. Fixed Assets and Depreciation (Cont'd)

(4) Provision for impairment of fixed assets

If the recoverable amount of a fixed asset is lower than its carrying amount as a result of continuing decline in market value, technology obsoleteness, damage or idleness, the Company shall make provision for impairment of fixed assets at the end of the period at the excess of the carrying amount over recoverable amount on an individual item basis.

13. Construction-in-progress

(1) Construction-in-progress is accounted for at actual acquisition cost. The interest of loan incurred during the course of construction for the financing of the project should be included in the cost of construction-in-progress. The interest of loan incurred after the project having been put into operation shall be accounted for as current profit or loss. Upon completion and readiness for operation, the cost of construction-in-progress is to be transferred to the account of fixed assets.

(2) Provision for impairment of construction-in-progress: The company shall give a complete review of the constructions-in-progress at the end of the period. If the construction has been interrupted for a long period and is not expected to be resumed within 3 years; or if the project is outdated whether in performance or in technology and the economic benefits brought to the Company is of great uncertainty; or if there is enough evidence indicating that the impairment of construction-in-progress has occurred, the Company shall make provision for impairment of construction-in-progress at the excess of the carrying amount of the construction-in-progress over its recoverable on an individual item basis.

14. Intangible Assets

(1) Valuation and amortization

Intangible assets are accounted for at actual acquisition cost. The recording amount of an intangible asset contributed by an investor should be determined based on the value agreed by all investors. The cost of an intangible asset is amortized evenly over the shorter of the beneficial period stipulated in the contract and the effective period stipulated by law starting from the month in which it is obtained. Lacking such stipulations, intangible assets should be amortized evenly over the expected beneficial period.

(2) Provision for impairment of intangible assets

The company shall review each intangible asset at the end of the period and evaluate its ability to generate economic benefits. The Company shall recognize the excess of carrying amount over the recoverable amount as provision for impairment on an individual item basis.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

15. Amortization of Long-term Expenses to be Amortized

(1) Organization expenses are included in <Long-term Expenses to be Amortized> first and then accounted for as current profit or loss of the month during which formal operation is started.

(2) Long-term expenses to be amortized are accounted for at the actual costs and amortized over the estimated beneficial period.

16. Overhaul Expenses of Aircraft and Engines

Pursuant to the related regulations of the Finance Department of Civil Aviation Administration of China ("CAAC"), the Company should accrue overhaul expenses for aircraft and engine at 2%~4% of the original cost in consideration of the overhaul cycle and expected overhaul expenses of various types of aircraft.

17. Borrowing Costs

Interest expenses incurred for the purpose of acquiring a fixed asset should be included in the cost of the relevant fixed asset before the asset has reached its expected usable condition. The interest expenses incurred after the fixed asset has reached its usable condition are accounted for as finance expenses. Interests incurred during operation are directly accounted for as financial expenses.

18. Income Recognition

(1) The value of sold but unused tickets is included in the current liabilities, which is accounted for in <Domestic Sales in Advance of Carriage> and <International Sales in Advance of Carriage>. The value of tickets sold by other carriers but executed by the Company or tickets sold by the Company but executed by other carriers are cleared through Accounting Center of China Aviation ("ACCA"). The Company's income from provision of transportation service of passengers, cargo and mails is recognized upon delivery of the service with the uplifted coupons as evidence. The commission income earned from other carriers in respect of sales made by the Company is recognized upon billing by other carriers.

(2) Ground service income is recognized when rendering services.

(3) Revenue arising from the use by others of the Company's assets such as interest revenue and royalty is recognized when it is probable that the economic benefits associated with the transactions will flow to the Company and the amount of the revenue can be measured reliably. The interest revenue is measured based on the length of time for which the Company's cash is used by others and the applicable interest rate and royalty is measured according to the period and method of charging as stipulated in the relevant contract or agreement.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

19. Income Tax

The income tax is accounted for with tax payable method.

20. Changes in Major Accounting Policies and Accounting Estimates, and Corrections of Significant Accounting Errors:

(1) Contents and basis of changes in accounting policies

According to the requirements of CK[2001] No.25 <Notice about the Distribution of "Accounting Regulations for Business Enterprise"> issued by the Ministry of Finance, the Company started to follow <Accounting Regulations for Business Enterprise> on January 1, 2001 and accounting policies are changed as follows:

(i) No provision for impairment of fixed assets was made formerly. Now the Company makes provision for impairment of fixed assets at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(ii) No provision for impairment of construction-in-progress was made formerly. Now the Company makes provision for construction-in-progress at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(iii) No provision for impairment of intangible assets was made formerly. Now the Company makes provision for intangible assets at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(iv) No provision for impairment of entrusted loans was made formerly. Now the Company makes provision for impairment of entrusted loans at the end of the period at the excess of carrying amount over the recoverable amount on an individual item basis.

(v) Organization expenses were originally evenly amortized over 5 years from the month of formal operation. Now organization expenses are accounted for as current expenses of the month during which formal operation starts.

II. Principal Accounting Policies, Accounting Estimations and Consolidation of Financial Statements (Cont'd)

20. Changes in Major Accounting Policies and Accounting Estimates, and Corrections of Significant Accounting Errors (Cont'd)

(2) Amount of influence due to changes in accounting policies:

Items	Influence before 2000	Influence in 2000	Influence in 2001	Cumulative influence
Provision for impairment of fixed assets	–	–	3,570,000.00	3,570,000.00
Provision for impairment of construction-in-progress	10,000,000.00	–	–	10,000,000.00
Organizing expenses	–	–	4,059,073.09	4,059,073.09

(3) Contents and basis of changes in accounting estimates

The Board of Directors made a resolution on January 16, 2002 deciding that from July 1, 2001 the estimated useful lives of aircraft and engines were to be adjusted from 10-15 years to 20 years and the residual value rate was to be adjusted from 3% to 5%, due to the fact that the actual use and maintenance of the aircraft and engines was able to guarantee the continual and safe flight and in consideration of the actual situation of the same types of aircraft and engines that have been put into use abroad. The estimated useful lives of standby engines are the same with those of aircraft.

(4) Amount of effect due to change in accounting estimates

The profit of 2001 is increased by RMB 415,700,000 due to changes in accounting estimates mentioned above.

III. Taxation Items

1. The major taxation items and rates of the Company are as follows:

Categories of taxes	Rate	Basis of Tax
Income Tax	15% (note)	Taxable income
Business Tax	3%	Income from transportation, ground service & commissions
Business Tax	5%	Income from repairs & other services
Value-added tax	17%	Income from material transfer

Note: The original income tax rate of the Company was 33%. In July 2001 the Company moved the registered address to Pudong New Area. The Company has enjoyed the preferential policy of Pudong New Area ever since July 1, 2001 and the applicable income tax rate is cut to 15%.

III. Taxation Items (Cont'd)

2. Civil Aviation Infrastructure Levies

The Civil Aviation Infrastructure Levies is charged at a certain percentage of traffic revenue. Pursuant to the related regulations (its ref. No. : CZ 1999-11) jointly issued by Ministry of Finance and State Development & Planning Commission, the levy rate applied on domestic traffic revenue is 5% while that on international traffic revenue is 2%.

IV. Stock-held Subsidiary Companies

Name of Investee Company	Registered Capital	Shareholding Percent	Accounting Method	Consolidation	Scope of Business
China Eastern Airlines Jiangsu Co., Ltd.	USD 47,000,000	55%	Equity Method	Yes	Air transportation of passengers, cargo, mails and luggage over domestic air routes and approved overseas routes
China Cargo Airlines Co., Ltd.	RMB 500,000,000	70%	Equity Method	Yes	Air transportation of cargo & mails, air catering, sales of tourist goods, hotel, catering and entertainment
Shanghai Eastern Flight Training Co., Ltd.	RMB 358,000,000	95%	Equity Method	Yes	Training for flying crew and other related personnel
Eastern Airlines Industrial Co., Ltd.	RMB 49,500,000	80%	Equity Method	No	Sales of food, knitwear & hardware
Qi Lu Eastern Airlines Catering Co., Ltd.	RMB 10,500,000	65%	Equity Method	No	Production and sales of food, catering on the planes
China Eastern Airlines Jiangsu Catering Co.	RMB 500,000	55%	Cost Method	No	Sales of Aquatic products, household by-products and native products
Jiangnan Tourist (HK) Co.	RMB 641,100	55%	Cost Method	No	Traveling service
Eastern Airlines Jiangsu Advertisement Co., Ltd.	RMB 300,000	55%	Cost Method	No	Design and making of advertisement in domestic broadcast, newspapers and magazines; design and making of presswork, street nameplate, gift packing; advertisement agency

IV. Stock-held Subsidiary Companies (Cont'd)

For the several companies that are not included in consolidation scope, either because the Company does not have significant influence thereon, or the total assets, operating income and net profit of the companies are all less than 10% of those of the Company, or because they are still under preparation stage and have not started formal operation.

V. Explanations to Main Items of Financial Statements (Unit: RMB)

1. Monetary Fund

	Ending Balance	Beginning Balance
Cash	1,494,628.00	1,847,999.50
Bank Deposit	1,289,124,906.90	1,054,477,252.37
Other Monetary Fund	1,466,146,131.77	1,579,077,885.26
Total	**2,756,765,666.67**	**2,635,403,137.13**

Included among Other Monetary Fund, there are restricted overseas deposits with a total amount of RMB 1,251,779,318.96, which is used to pay the aircraft lease charges. The balance of special deposit is RMB 129,037,291.18, which is the deposit for the purchase of aircraft or aircraft operating lease.

The monetary fund in foreign currencies is equivalent to RMB 1,857,401,525.05 at the medium exchange rate prevailing at the end of the period.

2. Accounts Receivable

	Ending Balance			Beginning Balance		
Aging	Amount	Percentage (%)	Provision for Bad Debts	Amount	Percentage (%)	Provision for Bad Debts
Within 1 Year	853,963,033.23	87.82	2,798,747.52	1,257,174,790.91	95.07	3,843,895.48
In the Second Year	63,946,405.26	6.58	27,163,893.04	24,982,691.72	1.89	7,633,167.10
In the Third Year	17,673,072.74	1.82	8,169,768.23	6,022,809.41	0.45	2,221,090.79
In the Fourth Year	6,603,597.85	0.68	4,453,590.50	20,370,617.91	1.54	7,631,953.65
In the Fifth Year	16,613,980.45	1.70	7,917,461.75	9,909,234.66	0.75	8,963,694.29
Above 5 Years	13,655,402.49	1.40	13,385,756.40	3,922,590.50	0.30	3,637,211.28
Total	**972,455,492.02**	**100.00**	**63,889,217.44**	**1,322,382,735.11**	**100.00**	**33,931,012.59**

The top 5 companies with largest amount due to the Company owe a total amount of RMB 294,690,204.56 to the Company, which is [illegible].30% of the ending balance.

V. Explanati ns to Main Items of Financial Statements (Unit: RMB) (Cont'd)

2. *Accoun : Receivable (Cont'd)*

Among the de tors there is no company that holds over 5% of the Company's share capital.

Special provisi ns for bad debts are as follows:

Company	Amount	Aging	Percentage (%)	Reason
Shanghai East A lines International Tour Transpo ation Co., Ltd.	14,858,328.63	1-2 years	50%	Doubtful collection of ticket proceeds
Jinshan Sino-for gn Enterprises Service Co.	19,195,743.00	1-2 years	50%	Doubtful collection of ticket proceeds
Shanghai Jinqia Aviation Consultation Ltd.	15,033,514.50	1-2 years	50%	Doubtful collection of ticket proceeds
Kunshan Xonjie avel Service Co.	2,986,609.60	2-3 years	50%	Doubtful collection of ticket proceeds
Shanghai Aohai Aviation Service Co., Ltd.	5,055,776.32	2-3 years	50%	Doubtful collection of ticket proceeds
Eastern Airlines houshan Travel Industrial De lopment Co.	4,735,148.33	2-3 years	50%	Doubtful collection of ticket proceeds
Nanfang Expres Mail Co., Ltd.	2,226,583.00	Above 5 years	100%	Shut up
Shenzhen Kang l Co., Ltd.	2,327,603.83	4-5 years	50%	Litigation
China Civil Aviat n Weifang Station	5,127,073.20	5-6 years	100%	Litigation
Shandong Jinan ternational Aviation Service Co., Lt	3,107,607.43	Above 5 years	100%	Insolvency
Others	19,121,791.56	2-3 years	50%-100%	Doubtful collection of ticket proceeds
Total	**93,775,779.80**			

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

3. *Other Receivable*

	Ending Balance			Beginning Balance		
Aging	Amount	Percentage (%)	Provision for Bad Debts	Amount	Percentage (%)	Provision for Bad Debts
Within 1 Year	227,674,438.29	37.61	4,066,893.12	396,048,152.98	56.98	13,618,511.96
In the Second Year	148,117,160.80	24.48	31,256,739.71	165,331,228.07	23.79	16,598,824.31
In the Third Year	153,209,068.71	25.32	22,821,260.44	21,975,860.48	3.16	14,563,075.21
In the Fourth Year	21,110,483.08	3.49	14,512,832.07	70,521,486.04	10.15	19,800,335.65
In the Fifth Year	16,009,851.67	2.65	10,401,970.33	9,980,433.00	1.44	5,596,086.60
Above 5 Years	39,024,213.90	6.45	28,974,398.73	31,127,609.82	4.48	22,832,486.86
Total	**605,145,216.53**	**100.00**	**112,032,099.10**	**694,984,770.39**	**100.00**	**93,009,319.69**

Among the above, the top 5 companies with largest amount due to the Company are as follows:

Company	Due Amount	Transaction Period	Reason
CFM International Incorporated	201,130,843.22	2000-2001	Discount for purchasing flight equipment
Shanghai Eastern Air Catering Co., Ltd.	30,000,000.00	1999	Payments of construction projects
People's Insurance Company of China	23,650,770.93	1998-1999	Compensation
Nanjing Artwork Auction Co.	22,583,614.19	1998-2000	Repayment of loans due to guarantee
The Air CEA (Cayman) Co., Ltd.	17,718,052.04	2001	Reimbursement of aircraft lease
Total	**295,063,280.38**		

The top 5 companies owe a total amount of RMB 295,063,280.38 to the Company, which is 48.76% of the ending balance.

Among the debtors, Eastern Air Group, which holds over 5% of the Company's share capital has an amount of RMB 638,484.55 due to the Company.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

3. *Other Receivable (Cont'd)*

Special provisions for bad debts are as follows:

Company	Amount	Aging	Percentage (%)	Reason
Huayang Lease Co.	9,531,837.50	3-5 years	100%	Liquidation
Yixing Carbon Factory	4,500,000.00	Above 5 years	100%	Bankrupt
Nanjing Artwork Auction Co.	22,563,614.19	1-4 years	100%	Litigation
Eastern Airlines Industrial Co., Ltd.	6,237,037.58	Above 5 years	100%	Dispute
Finance Dept., CAAC	6,782,783.39	Above 5 years	100%	Dispute
Jincheng Group	10,000,000.00	1-2 years	100%	Joint guarantee obligation
Others	22,759,725.43		100%	Dispute, joint guarantee obligations, etc.
Total	**82,374,998.09**			

4. *Advances to Suppliers*

	Ending Balance		Beginning Balance	
Aging	**Amount**	**Percentage (%)**	**Amount**	**Percentage (%)**
Within 1 Year	102,453,391.89	100.00	205,989,032.17	77.65
In the Second Year	–	–	47,092,542.80	17.75
In the Third Year	–	–	4,408,998.02	1.66
In the Forth Year	–	–	7,133,461.97	2.69
In the Fifth Year	–	–	661,958.68	0.25
Total	**102,453,391.89**	**100.00**	**265,285,993.64**	**100.00**

There is no amount due from parties who hold more than 5% of the Company's shares.

V. Explanatic ns to Main Items of Financial Statements (Unit: RMB) (Cont'd)

5. *Inventory*

	Ending Balance		Beginning Balance	
Item	Amount	Allowance for Obsolescence	Amount	Allowance for Obsolescence
Aircraft Consumables	869,004,306.66	261,438,788.72	856,135,162.47	258,905,175.94
High-price Rotables	1,426,593,716.61	–	1,476,614,544.51	–
Common Appliance	18,311,071.70	–	19,905,627.04	–
Low-price Consumables	1,190,791.15	–	158,324.19	–
Sub-contracted Equipment	–	–	240,479.46	–
Others	21,029,196.97	–	47,891,926.79	–
Total	**2,336,129,083.09**	**261,438,788.72**	**2,400,946,064.46**	**258,905,175.94**

6. *Expenses to be Amortized*

Category	Beginning Balance	Increase, Current	Amortization, Current	Ending Balance
Aircraft operating Lease obligations	71,756,357.19	407,429,456.55	397,477,626.06	81,708,187.68
Tickets printing expenses	1,403,687.56	1,474,161.76	2,508,643.10	369,206.22
Others	3,810,691.32	95,149,669.24	83,688,771.92	15,271,588.64
Total	**76,970,736.07**	**504,053,287.55**	**483,675,041.08**	**97,348,982.54**

7. *Long-term Equity Investment*

	Beginning Balance				Ending Balance	
Item	Amount	Provision for Impairment	Increase, Current	Decrease, Current	Amount	Provision for Impairment
Securities Investment	360,000.00				360,000.00	
Other equity investment	90,382,008.46	1,760,468.50	123,352,967.65	3,731,152.69	210,003,823.42	1,758,050.62
Total	**90,742,008.46**	**1,760,468.50**	**123,352,967.65**	**3,731,152.69**	**210,363,823.42**	**1,758,050.62**

(1) Securities investment

Investee Company	Type of Shares	Quantity of Shares	% of the Registered Capital of the Investee Company	Amount
Huning Expressway Co., Ltd.	Legal person shares	200,000	–	360,000.00

V. Explana ions to Main Items of Financial Statements (Unit: RMB) (Cont'd)

7. Long- erm Equity Investment (Cont'd)

(2) Other quity investment

(i) Inv stments to subsidiary

Investee Compa y	Investment Period	Amount	Ending Balance	% of Registered Capital	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current	Cash Dividend, Current	Provision for Impairment on Investment
Eastern Airlines I dustrial Co., Ltd.	1998/3-2028/3	39,600,000.00	39,600,000.00	80.00%	-	-	-	-
Qi u Eastern Ai atering Co., Ltd.	1993/5-2008/5	8,688,333.68	11,793,559.97	65.00%	3,105,226.29	863,346.57	147,680.65	-
Jiangnan Tourist Hong Kong Co.	1998/3-	641,100.00	641,100.00	55.00%	-	-	-	-
China Eastern Ai Jiangsu Catering Co.	1994/4-1997/4	500,000.00	498,000.00	55.00%	(2,000.00)	-	-	498,000.00
Eastern Airlines J ngse Advertisement Co., Ltd.	2000/11-	893,354.87	893,354.87	55.00%	-	-	-	-
Total		50,322,788.55	53,426,014.84		3,103,226.29	863,346.57	147,680.65	498,000.00

Details of pr visions for impairment of long-term investment:

Investee Co pany	Beginning Balance	Ending Balance	Reason for Provisioning
China Easte n Air Jiangsu Catering Co.	498,000.00	498,000.00	Shut up, no recoverable assets

V. Explanatic ns to Main Items of Financial Statements (Unit: RMB) (Cont'd)

7. *Long-ter n Equity Investment (Cont'd)*

(2) Other equi y investment (Cont'd)

(ii) Investi: ent to associated company

Investee Company	Investment Period	Amount	Ending Balance	% of Registered Capital	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current	Cash Dividend, Current	Provision for Impairment on Investment
Shanghai Eastern Unio Aviation Wheels & Brakes Ov i naul Engineering Co., Ltd	1995/12-2017/12	6,978,881.09	21,199,701.81	40.00%	14,220,820.72	3,855,067.59	2,600,000.00	-
Yantai Eastern Air Cater ng Co., Ltd.	1997/3-2012/3	3,040,000.00	3,996,396.01	40.00%	956,396.01	276,040.33	136,000.00	-
Eastern China Kaiya Sy t em Integration Co., Ltd.	1999/5-	740,000.00	4,321,508.84	37.00%	3,581,508.84	2,033,820.09	740,000.00	-
Shanghai Hongpu Civil . import Communication Co. Ltd.	2000/6-	7,500,000.00	7,425,458.23	30.00%	(74,541.77)	(105,054.16)	-	-
Jiangsu Eastern Airline . Trading Co., Ltd.	1996/7-2011/7	1,100,000.00	1,100,000.00	30.25%	-	-	-	1,100,000.00
Eastern Airlines Jiangs i Industrial Co., Ltd.	1996/6-2015/6	228,468.50	160,050.62	38.50%	(68,417.88)	(2,417.88)	-	160,050.62
Jiangsu Eastern Airlin : International Travel Agency Co., Ltd.	1995/11-2025/11	1,050,000.00	1,050,000.00	38.50%	-	-	-	-
Eastern Union Freight (HK) Co., Ltd.	1999/1-	1,313,271.00	2,004,354.43	41.00%	691,083.43	691,083.43	-	-
Eastern Air Group Fin ce Co., Ltd.	2001/1-	106,364,000.00	110,080,338.64	25.00%	3,162,519.76	3,162,519.76	-	-
Total		128,314,620.59	151,337,808.58		22,469,369.11	9,911,859.16	3,476,000.00	1,260,050.62

Details of prov sion for impairment of long-term investment:

Investee Com any	Beginning Balance	Ending Balance	Reason for Provisioning
Jiangsu Easter. Airlines Trading Co., Ltd.	1,100,000.00	1,100,000.00	Shut up, no recoverable assets
Eastern Airlin: ; Jiangsu Industrial Co., Ltd.	162,468.50	160,050.62	Liquidation, no recoverable assets

(iii) Other eq ity investment

Investee Company	Investment Period	Amount	Ending Balance	% of Registered Capital	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current	Cash Dividend, Current	Provision for Impairment on Investment
Hengtai Insurance okerage Co., Ltd.	2000/12-	1,000,000.00	1,000,000.00	3.33%	-	-	-	-
Jiangsu SuYing Lab Service Co., Ltd.	2001/2-	150,000.00	150,000.00	0.495%	150,000.00	150,000.00	-	-
CAAC Information etwork Co., Ltd.	2001/6-	4,090,000.00	4,090,000.00	0.46%	4,090,000.00	4,090,000.00	-	-
Total		5,240,000.00	5,240,000.00		4,240,000.00	4,240,000.00		

V. Explanaıions to Main Items of Financial Statements (Unit: RMB) (Cont'd)

7. *Long-term Equity Investment (Cont'd)*

(2) Other equity investment (Cont'd)

(iv) Equity investment difference

Company	Beginning Balance	Amortization Period	Period Current	Amortization Value	Remaining Reasons
Eastern Air Group Finance Co., Ltd.	5,538,188.77	10 years	553,818.88	4,984,369.89	Purchasing stocks over the book value

8. *Long-term Debt Investment*

	Ending Balance	Beginning Balance
Bond Investment	501,722,616.34	464,454,894.72
Lease Investment	–	81,266,702.15
Total	**501,722,616.34**	**545,721,596.87**

Bond investment:

Type of Bonds	**US Treasury Zero Coupon Bonds**
Par Value	USD 71,475,000.00
Interest Rate per Annum	8.0435477%
Acquisition Cost	USD 27,810,207.00
Maturity Date	February 2004
Interest Receivable, Beginning	USD 28,296,253.99
Interest Accrued, Current	USD 4,512,949.92
Interest Receivable, Ending	USD 32,809,203.91
Ending Balance	USD 60,619,410.91

Equivalent to RMB 501,722,616.34 at the exchange rate of @ 8.2766 prevailing at the end of year.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

9. *Fixed Assets and Accumulated Depreciation*

(1) Cost

Items	Beginning Balance	Increase, Current	Amortization, Current	Ending Balance
Self-purchased Aircraft	3,463,208,269.94	2,410,285,068.63	4,189,600.00	5,869,303,738.57
Aircraft Engines	1,551,690,332.18	150,685,342.19	54,595,217.26	1,647,780,457.11
Aircraft Held under Financial Lease	19,002,924,018.88	—	846,983,680.57	18,155,940,338.31
Building & Premises	1,527,037,876.08	296,416,462.66	24,864,267.96	1,798,590,070.78
Equipment	1,354,097,532.76	103,144,343.92	37,528,862.48	1,419,713,014.20
Vehicles	564,121,932.22	181,732,713.98	33,666,075.40	712,188,570.80
Total	**27,463,079,962.06**	**3,142,263,931.38**	**1,001,827,703.67**	**29,603,516,189.77**

(2) Accumulated Depreciation

Items	Beginning Balance	Increase, Current	Amortization, Current	Ending Balance
Self-purchased Aircraft	1,470,337,554.60	977,397,056.64	1,060,150.84	2,446,674,460.40
Aircraft Engines	707,634,321.55	101,282,119.14	47,934,064.10	760,982,376.59
Aircraft Held under Financial Lease	7,087,286,184.53	1,003,174,124.68	390,073,866.78	7,700,386,442.43
Building & Premises	179,637,176.32	60,779,997.23	8,186,161.24	232,231,012.31
Equipment	615,564,976.18	102,436,220.16	18,787,080.43	699,214,115.91
Vehicles	341,815,273.45	110,349,691.50	20,038,369.90	432,126,595.05
Total	**10,402,275,486.63**	**2,355,419,209.35**	**486,079,693.29**	**12,271,615,002.69**

(3) Net Value

Items	Ending Balance	Beginning Balance
Self-purchase Aircraft	3,422,629,278.17	1,992,870,715.34
Aircraft Engines	886,798,080.52	844,056,010.63
Aircraft Held under Financial Lease	10,455,553,895.88	11,915,637,834.35
Building & Premises	1,566,359,058.47	1,347,400,699.76
Equipment	720,498,898.29	738,532,556.58
Vehicles	280,061,975.75	222,306,658.77
Total	**17,331,901,187.08**	**17,060,804,475.43**

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

9. *Fixed Assets and Accumulated Depreciation (Cont'd)*

(3) Net Value (Cont'd)

The increase of fixed assets this year includes RMB 643,603,944.33 transferred from construction-in-progress. The decrease of fixed assets this year is due to the disposal of aircraft and ground assets, bringing a revenue of RMB 16,690,696.18 from disposal of aircraft and engines and the relevant expenses are RMB 1,529,449.16. The revenue and expense from the disposal of ground assets is RMB 1,437,768.10 and RMB 10,176,587.42 respectively. The ending balance of fixed assets includes RMB 91,534,687.72 net value of aircraft under operating lease.

(4) Provision for Impairment of Fixed Assets

Item	Beginning Balance	Increase, Current	Decrease Current	Ending Balance	Reason
Self-purchased Aircraft and engines	–	3,570,000.00	–	3,570,000.00	Useless. The recoverable amount is lower than the carrying amount.

10. Construction-In-Progress

Projects	Beginning Balance	Increase, Current	Decrease, Current: Transferred to Fixed Assets	Decrease, Current: Other	Ending Balance	Source of Fund	Progress
Advance Payment for A340 Aircraft	230,392,895.44	509,101,832.02	–	–	739,494,727.46	Loans, self-financing	Uncompleted
Advance payment for B737 Aircraft	8,071,147.50	324,060,549.63	–	–	332,131,697.13	Loans, self-financing	Uncompleted
Pudong Airport (Phase I)	28,757,593.15	325,425,819.63	–	254,270,652.00	99,912,760.78	Loans, self-financing	Uncompleted
Logistics Center (I[illegible]) [illegible] Pudong Airport	–	45,733,938.80	–	–	45,733,938.80	self-financing	Uncompleted
Xiamen International Travel Building	27,700,000.00	–	–	–	27,700,000.00	self-financing	Uncompleted
Logistics Center (I) [illegible] Pudong Airport	38,600.00	27,671,049.00	3,906,626.00	38,600.00	23,764,423.00	self-financing	Uncompleted
No. 3 Apartment [illegible] Block K-3, Pudong Airport	15,695,408.32	–	–	–	15,695,408.32	self-financing	Uncompleted
Modification of A3[illegible]BFE into B2381	–	15,278,341.30	–	–	15,278,341.30	self-financing	Uncompleted
Communication Network of Pudong Airport	28,753,727.80	3,452,231.60	14,907,143.60	3,085,194.00	14,213,621.80	self-financing	Uncompleted

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

10. Construction-In-Progress (Cont'd)

Projects	Beginning Balance	Increase, Current	Decrease, Current: Transferred to Fixed Assets	Decrease, Current: Other	Ending Balance	Source of Fund	Progress
Modification of A34 : 3FE into B2382	–	12,764,059.30	–	–	12,764,059.30	self-financing	Uncompleted
Modification of A34 : 3FE into B2383	–	7,706,746.48	–	–	7,706,746.48	self-financing	Uncompleted
Modification of A34 : BFE into B2380	–	7,182,841.32	–	–	7,182,841.32	self-financing	Uncompleted
Flight Building	2,000,000.00	4,760,000.00	–	–	6,760,000.00	self-financing	Uncompleted
Modification of A34 : 3FE into B2384	–	6,019,365.65	–	–	6,019,365.65	self-financing	Uncompleted
Aircraft Appliance Warehouse	4,360,000.00	–	–	–	4,360,000.00	self-financing	Uncompleted
No. 9 Lochus, Military Police	–	3,800,000.00	–	–	3,800,000.00	self-financing	Uncompleted
24 Apartments	3,048,995.95	579,104.00	–	–	3,628,099.95	self-financing	Uncompleted
Garage for Special Vehicles	2,927,407.11	493,810.00	–	–	3,421,217.11	self-financing	Uncompleted
Airport Land	–	3,249,605.00	–	–	3,249,605.00	self-financing	Uncompleted
Garage	–	3,233,759.50	–	–	3,233,759.50	self-financing	Uncompleted
Overhaul of Eastern Air Mansion	–	3,029,887.42	–	–	3,029,887.42	self-financing	Uncompleted
Garbage Disposal Center	2,891,761.72	555.00	–	–	2,892,316.72	self-financing	Uncompleted
Special Garage Project	–	2,730,000.00	–	–	2,730,000.00	self-financing	Uncompleted
Warehouse	–	2,612,815.85	–	–	2,612,815.85	self-financing	Uncompleted
Electricity Capacity Increase Project	1,340,000.00	–	–	–	1,340,000.00	self-financing	Uncompleted
Others (83 items)	503,416,573.97	195,764,686.58	624,790,174.73	68,770,106.57	5,620,979.25	self-financing	Uncompleted
Total	**859,394,110.96**	**1,504,650,998.08**	**643,603,944.33**	**326,164,552.57**	**1,394,276,612.14**		

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

10. Construction-In-Progress (Cont'd)

Including: Capitalized interests

Project	Beginning Balance	Increase, Current	Amortization, Current	Ending Balance
Advance payment for A340 aircraft	5,840,909.74	33,709,659.74	–	39,550,569.48
Advance payment for A320 aircraft	29,084,995.87	13,695,146.32	42,780,142.19	–
Advance payment for B737 aircraft	–	3,404,764.81	–	3,404,764.81
Pudong Base	–	2,378,169.51	–	2,378,169.51
Total	**34,925,905.61**	**53,187,740.38**	**42,780,142.19**	**45,333,503.80**

Provision for impairment of construction-in-progress

Project	Beginning Balance	Increase, Current	Decrease Current	Ending Balance	Reason
Xiamen International Travel Building	10,000,000.00	–	–	10,000,000.00	Collateralized. The cost is above net realizable value.

11. Intangible Assets

Category	Initial Amount	Beginning Balance	Increase, Current	Transferred Out, Current	Amortization, Current	Ending Balance	Amortization Accumulated	Remaining Years	Acquisition Methods
Land use right	1,359,834,752.53	878,419,157.00	428,883,525.17	11,279,600.00	28,303,582.09	1,267,719,500.08	92,115,252.45	10~588 months	Invested, Purchased
Premise use right	407,950.00	147,500.82	–	–	43,929.00	103,571.82	304,378.18	10~588 months	Invested, Purchased
Others	1,177,165.00	–	1,139,664.99	–	107,930.00	1,031,734.99	145,430.01	10~588 months	Invested, Purchased
Total	1,361,419,867.53	878,566,657.82	430,023,190.16	11,279,600.00	28,455,441.09	1,268,854,806.89	92,565,060.64		

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

11. Intangible Assets (Cont'd)

The name of the registered company on land use right certificate of Shanghai Hongqiao Airport and Anhui Luogang Airport is still Eastern Airline Group Company (the net book value of this asset as at the end of 2001 is RMB 336,610,836.86). Eastern Airline Group Company is applying for approval from relevant government authority about the transfer procedure of the land use right. Before the completion of this procedure, the Company has restricted right in the transfer or collateral of this asset for the registered company on the land use right certificate is still Eastern Airline Group Company. But it will not influence the occupation and use of the land. The Company does not think this will have any significant influence on the financial condition of the Company.

12. Long-term Expenses to be Amortized

Items	Initial Initial Amount	Period Amortization	Balance Beginning	Increase, Current	Amortization, Current	Amortization Accumulated	Ending Balance
Organization Expenses	8,569,727.31		5,852,172.41	693,323.72	6,545,496.13	8,569,727.31	-
Uniforms Cost	31,373,216.35		17,058,133.35	14,315,083.00	12,704,391.30		18,668,825.05
Customs Duties and VAT on Aircraft Held under Operating Lease	189,986,357.76	142-143 months	84,536,101.51	-	16,017,760.50	121,468,016.75	68,518,341.01
Supervision Charges on Aircraft with Tax Reduction	3,090,236.61	10 years	1,854,142.05	-	309,023.64	1,545,118.20	1,545,118.41
Interest for Aircraft Leasing	61,058,866.27	5 years	17,541,841.76	-	17,541,841.76	61,058,866.27	-
Flying Crew Training Expenses	69,646,000.00	4 years	44,268,949.00	18,964,565.00	25,214,604.61	31,627,090.61	38,018,909.39
A320 Modification Expenses	111,299,614.33	5 years	32,186,067.40	44,385,742.36	8,665,463.40	43,393,267.97	67,906,346.36
Other Deferred Expenses			21,165,798.35	21,631,008.39	6,957,005.84		35,839,800.90
Total			**224,463,205.83**	**99,989,722.47**	**93,955,587.18**		**230,497,341.12**

13. Short-term Loans

Category	**Ending Balance**	**Beginning Balance**
Guarantee Loans	982,641,751.70	200,000,000.00
Credit Loans	300,000,000.00	400,000,000.00
Total	**1,282,641,751.70**	**600,000,000.00**

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

14. Accounts Payable

Accounts payable refer to those amounts payable to other airline companies, which have been billed but unsettled yet and the amounts payable for purchase of aviation equipment. The ending balance is RMB 251,391,559.30. There is no amount due from parties who hold more than 5% of the Company's shares.

15. International Sales in Advance of Carriage

<International Sales in Advance of Carriage> refers to the amount pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for international routes. On receipt of evidence of transportation provided by the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <International Sales in Advance of Carriage> has an ending credit balance of RMB 538,731,989.20.

16. Domestic Sales in Advance of Carriage

<Domestic Sales in Advance of Carriage> refers to the amounts pending settlement resulting from the sale of passenger, cargo, mail and over-weighted luggage tickets for domestic routes. On receipt of the evidence of transportation from the Company or other airlines, the amount is then transferred to revenue or accounts payable respectively. <Domestic Sales in Advance of Carriage> has and ending credit balance of RMB 119,631,651.17.

17. Dividend payable

The year-end balance is RMB 97,339,000, which is the cash dividend payable this year.

18. Tax Payable

	Ending Balance	Beginning Balance
Income tax	84,705,366.97	69,150,789.29
Business tax	45,216,696.64	39,371,265.85
City construction tax	3,265,116.08	2,979,801.89
Value added tax	20,179,599.25	(1,652,796.13)
Others	4,220,832.50	3,669,576.80
Total	**157,587,611.44**	**113,518,637.70**

19. Civil Aviation Infrastructure Levies Payable

The civil aviation infrastructure levies are charged at a certain percentage on the revenue and are payable to CAAC. The year-end balance is RMB 242,681,222.73.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

20. Other Payable

Ending Balance	Beginning Balance
683,820,457.33	564,559,146.57

The ending balance is RMB 683,820,457.33, of which RMB 34,605,037.79 is due to Eastern Air Group Company, a shareholder holding over 5% of the Company's share capital. The balance of other payable with an aging of over 3 years is RMB 7,786,749.91, all of which is deposit from agents for tickets.

21. Accrued Expenses

Item	Ending Balance	Beginning Balance	Reason of Accrual
Accrued Interest on Aircraft under Financial Lease	129,518,091.66	141,431,624.31	Accrued but not paid
Aircraft Operating Lease Obligation	28,003,985.38	44,599,320.32	Accrued but not paid
Overhaul Expenses of Aircraft Engines	1,055,862,670.18	967,241,058.41	Accrued but not paid
Taking-off & Landing Charges	371,787,149.00	277,882,674.86	Accrued but not paid
Aircraft Fuel	162,609,835.91	234,674,562.48	Accrued but not paid
Food and Beverage	79,344,948.53	39,950,311.04	Accrued but not paid
Insurance Premium on Aircraft	3,687,972.37	1,560,380.00	Accrued but not paid
Off- Port Information Expense	20,663,272.88	29,546,294.70	Accrued but not paid
Flight Training Expenses	2,441,386.50	448,704.00	Accrued but not paid
Flying Hours Expenses	8,664,909.48	6,996,926.85	Accrued but not paid
Others	3,928,440.22	42,891,905.95	Accrued but not paid
Total	**1,866,512,662.11**	**1,787,223,762.92**	

22. Accrued Liability

The year-end balance of accrued liability is RMB 4,546,797.00. The Company took part in the construction of Xiamen International Travel Building (the Company was responsible for 50% of the construction), which was later pledged as collateral for loans by the other party. Later the other party had no ability to repay principal and interest so the court ruled that the Company should undertake the joint responsibility. The balance is the amount of principal and interest that should be born by the Company according to the verdict of court.

V. Explanati ons to Main Items of Financial Statements (Unit: RMB) (Cont'd)

23. Curren Portion of Long-term Liabilities

	Ending Balance	Maturity	Credit form	Beginning Balance
Current Porti ı of Long-term Account Payable	2,844,416,833.25			1,751,328,246.77
Current Porti ı of Long-term Loans	100,000,000.00	2002	Guarantee	–
Current Porti ı of Amount Payable due to Assets Tran: er	30,000,000.00			–
Total	**2,974,416,833.25**			**1,751,328,246.77**

24. Long-te m Loans

Type	Ending Balance	Beginning Balance
Collateralized	855,690,568.88	–
Guaranteed	1,900,000,000.00	1,700,000,000.00
Credit	450,000,000.00	400,000,000.00
Total	**3,205,690,568.88**	**2,100,000,000.00**

The balance o long-term loans is RMB 1,105,690,568.88 more than last year, which is mainly the new loans for the projects of Pudong Base ınd the advance payment for aircraft.

25. Long-te m Account Payable

Item	Ending Balance
Accounts pay le for fixed assets held under financial lease (1)	9,021,810,379.06
Accounts pay le to China Civil Aviation Flight Institute (2)	210,000,000.00
Total	**9,231,810,379.06**

(1) The endi g balance of accounts payable for fixed assets held under financial lease is RMB 9,021,810,379.06, which is payable o financial lease companies for aircraft held under financial lease agreement. The balance includes USD 860)01,265.77 translated at the exchange rate of @ 8.2766; DEM 195,787,762.82, translated at @3.7415; JPY 18,5 ,921,089.00, translated at @0.063005.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

25. Long-term Account Payable (Cont'd)

(2) The Company bought the assets of Great Wall Airlines Co., which was under the jurisdiction of China Civil Aviation Flight Institute, at a price of RMB 270 million. According to the transfer agreement, the Company will pay in installments in 9 years starting from June this year.

26. Share Capital

		Beginning Balance	Change, Current	Ending Balance
I.	Unlisted Shares			
1.	Sponsors' Shares			
	Including			
	State-owned Shares	3,000,000,000		3,000,000,000
2.	Subscribed Legal Person Shares			
3.	Internal Staff Shares			
Total Unlisted Shares		**3,000,000,000**		**3,000,000,000**
II.	Listed Shares			
1.	Domestically Listed RMB Common Shares	300,000,000		300,000,000
2.	Domestically Listed Foreign Invested Shares			
3.	Overseas Listed Foreign Invested Shares	1,566,950,000		1,566,950,000
Total Listed Shares		**1,866,950,000**		**1,866,950,000**
III.	**Total Capital Shares**	**4,866,950,000**		**4,866,950,000**

27. Capital Reserve

Item	Beginning Balance	Increase, Current	Decrease, Current		Ending Balance
Premium on Shares	954,456,511.50	–	–		954,456,511.50
Reserve for Acquisition of Donated Assets	1,256,468.96	–	1,256,468.96		–
Reserve for Asset Revaluation Increment	283,412,244.60	299,130.00	40,094,852.43	Note 1	243,616,522.17
Capital Translation Difference of Investee Companies	28,749,778.68	–	–		28,749,778.68
Reserve for Investment	–	978,229.90	–		978,229.90
Other Capital Surplus Transferred In	180,079,184.49	41,984,925.78	187,052,778.06	Note 2	35,011,332.21
Total	**1,447,954,188.23**	**43,262,285.68**	**228,404,099.45**		**1,262,812,374.46**

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

27. Capital Reserve (Cont'd)

Note 1: The current decrease of <Capital Surplus-Reserve for Asset Revaluation Increment> mainly refers to the amortization of asset evaluation increment of RMB 400,948,524.29 formed during the restructuring of the Company for public listing. From year 1998, the balance is to be amortized evenly over a period of 10 years into < Capital Surplus-Other Capital Surplus Transferred In>.

Note 2: The current decrease of <Capital Surplus-Other Capital Surplus Transferred In> refers to the reversal by public housing fund. According to the resolution of Shareholders' Meeting, the beginning balance of public housing fund shall first reverse Surplus Reserve and the difference will reverse capital surplus.

28. Surplus Reserve

Item	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Statuary Surplus Reserve Fund	132,528,900.39	1,680,597.37	115,311,276.72	18,898,221.04
Public Welfare Fund	98,617,342.62	1,680,597.37	81,399,718.95	18,898,221.04
Discretionary Surplus Reserve Fund	8,038,301.83	–	8,038,301.83	–
Total	**239,184,544.84**	**3,361,194.74**	**204,749,297.50**	**37,796,442.08**

The current decrease of surplus reserve refers to reversal by the beginning balance of public housing fund according to the resolution of Shareholders' Meeting.

29. Undistributed Profit

Beginning Balance	52,459,098.41
Less: Retrospective Adjustment of Provision for Impairment of Construction-in-progress	10,000,000.00
Less: Insufficiency of Capital Reserve to Reverse Public Welfare Fund of Subsidiaries	863,665.92
Beginning Balance after Adjustment	41,595,432.49
Add: Profit, Current	132,919,443.31
Less: Appropriation of Surplus Reserve	3,361,194.74
Dividend of Common Shares Payable	97,339,000.00
Ending Balance	73,814,681.06

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

29. Undistributed Profit (Cont'd)

The profit this year will be used to compensate the losses of 1998. The appropriation of surplus reserve is made by China Cargo Airlines Co., Ltd., a subsidiary included in the consolidation scope. According to a resolution of the second regular meeting of the third Board of Directors in 2002, the Company would distribute a 0.2-yuan cash dividend (tax inclusive) for every 10 shares held to all shareholders. The appropriation of total distributable profit rolled from prior years is RMB 97,339,000.

30. Principal Operation Revenue

Category		**Year 2001**	Year 2000
Domestic route	Passenger	**5,275,865,570.12**	4,277,401,266.78
	Cargo	**233,606,774.54**	259,424,680.86
	Charter	**224,800,320.17**	140,079,412.40
	Subtotal	**5,734,272,664.83**	4,676,905,360.04
International route	Passenger	**3,009,924,864.88**	3,051,861,918.47
	Cargo	**1,671,555,627.47**	1,717,153,430.85
	Charter	**65,658,603.09**	68,109,056.52
	Subtotal	**4,747,139,095.44**	4,837,124,405.84
Regional route	Passenger	**2,019,820,322.02**	1,935,939,614.87
	Cargo	**233,948,358.95**	234,081,671.15
	Charter	**3,593,843.17**	5,604,300.97
	Subtotal	**2,257,362,524.14**	2,175,625,586.99
Agent fee income		**88,938,533.33**	128,187,130.90
Training income		**11,626,471.05**	3,915,663.23
Total		**12,839,339,288.79**	11,821,758,147.00

The revenue of top five clients totals RMB 299,267,455.00, representing 2.33% of the total principal operation revenue.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

31. Principal Operation Cost

Item	Year 2001	Year 2000
Direct Operating Expenses	**9,187,502,108.64**	8,524,789,201.14
Including: Salaries & Bonus	**304,209,760.84**	266,559,420.91
Welfare	**41,665,562.00**	37,539,523.57
Uniforms Cost	**5,711,434.15**	5,027,293.64
Aircraft Fuel	**2,612,540,205.58**	2,328,802,361.15
Amortization of Aviation Consumables	**111,543,804.44**	113,872,522.69
Amortization of High-price Rotables	**530,286,319.45**	442,608,955.12
Depreciation of Engines	**1,287,876,512.67**	1,556,484,708.60
Repair of Engines	**741,431,825.56**	619,628,030.26
Insurance Premium of Engines	**60,127,336.04**	57,939,251.42
Charges of Operating Lease	**972,157,501.09**	772,497,812.02
Taking-off & Landing Fee	**1,702,898,013.70**	1,565,096,982.59
Food & Beverage	**569,600,358.21**	498,342,853.63
Flight Training Expenses	**68,222,704.50**	63,934,502.33
Indemnity of Luggage	**3,363,148.98**	3,245,804.40
Others	**175,867,621.43**	193,209,178.81
Indirect Operating Expenses	**707,830,811.81**	594,670,517.80
General Aviation Cost	**347,299.94**	(114,840.19)
Total	**9,895,680,220.39**	9,119,344,878.75

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

32. Other Operation Profit

Item	Year 2001 Other Operation Income	Year 2001 Cost and Taxes incurred	Year 2001 Other Operation Profit	Year 2000 Other Operation Income	Year 2000 Cost and Taxes incurred	Year 2000 Other Operation Profit
Material Transfer	**4,087,328.78**	**2,469,459.47**	**1,617,869.31**	4,780,236.65	7,937,788.73	(3,157,552.08)
Commission and Fee	**10,026,677.53**	**329,724.02**	**9,696,953.51**	11,731,195.78	427,526.96	11,303,668.82
Ground Service	**455,072,792.31**	**106,971,029.18**	**348,101,763.13**	386,393,404.04	114,282,373.61	272,111,030.43
Aircraft Sub-lease	**196,367,690.14**	**93,364,271.96**	**103,003,418.18**	116,134,456.42	100,576,054.32	15,558,402.10
Fuel Additional	**74,641,151.06**	**2,530,625.06**	**72,110,526.00**	63,814,079.65	2,310,609.75	61,503,469.90
Others	**11,244,634.58**	**4,695,288.15**	**6,549,346.43**	19,453,891.80	19,754,689.36	(300,797.56)
Total	**751,440,274.40**	**210,360,397.84**	**541,079,876.56**	602,307,264.34	245,289,042.73	357,018,221.61

The income from aircraft sub-lease has increased due to the increase of business volume of aircraft operating lease.

The income from ground service has increased due to the increase of airlines and flights for them the Company provides ground service as well as the increase of cargo treatment and ground service business volume.

33. Financial Expense

Item	Year 2001	Year 2000
Interest Expense	**916,161,454.66**	959,275,040.25
Less: Interest Income	**78,968,249.81**	90,050,628.22
Exchange Loss	**31,143,057.54**	8,622,217.78
Less: Exchange Gains	**173,291,160.98**	133,098,794.31
Others	**4,676,902.51**	3,630,189.12
Total	**699,722,003.92**	748,378,024.62

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

34. Investment Income

Item	Year 2001	Year 2000
Bond Investment	37,354,688.77	34,579,176.06
Lease Investment	5,649,431.84	13,992,869.22
Other Equity Investment	13,320,528.17	3,726,487.02
Current Investment	971,863.10	1,540,913.75
Total	57,296,511.88	53,839,446.05

35. Non-operating Income

Item	Year 2001	Year 2000
Net Gains on Disposal of Fixed Assets	18,128,464.28	262,810,393.21
Penalty Income	2,939,939.96	2,237,973.15
Aircraft Lease Termination Fee	0.00	13,652,571.34
Others	12,243,975.36	2,557,871.68
Total	33,312,379.60	281,258,809.38

36. Non-operating Expenses

Item	Year 2001	Year 2000
Net Loss on Disposal of Fixed Assets	11,706,036.58	14,062,243.76
Penalties	1,570,182.50	1,480,086.31
Donation	668,359.77	269,093.20
Aircraft Lease Termination Charge	19,057,766.57	–
Asset Collateral Expense	6,546,797.00	–
Provision for Impairment of Fixed Assets	3,570,000.00	–
Others	5,140,673.24	4,936,687.38
Total	48,259,815.66	20,748,110.65

The non-operating expenses have increased by 132.60% compared with last year, mainly because of the aircraft lease termination charge.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

37. Cash paid for other investment is RMB -24,007,545.82, which is the difference of cash paid for the acquisition of Great Wall Airlines Co. and the monetary fund on the account of Great Wall Airlines Co. on consolidation date.

38. Main Items to Financial Statements of the Parent Company

(1) Accounts receivable

	Ending Balance			Beginning Balance		
Aging	Amount	Percentage (%)	Provision for Bad Debts	Amount	Percentage (%)	Provision for Bad Debts
Within 1 year	710,213,840.87	86.27	2,130,641.52	970,218,729.40	94.29	2,983,027.29
In the second year	59,962,470.62	7.28	26,927,630.40	20,612,930.48	2.00	7,414,679.04
In the third year	17,673,072.74	2.15	8,169,768.23	4,676,357.66	0.45	2,086,445.62
In the fourth year	5,865,479.99	0.71	4,342,872.82	19,623,741.25	1.91	6,885,076.99
In the fifth year	15,867,103.79	1.93	7,170,585.09	9,909,234.66	0.97	8,963,694.29
After 5 years	13,655,402.49	1.66	13,385,756.40	3,922,590.50	0.38	3,637,211.28
Total	**823,237,370.50**	**100.00**	**62,127,254.46**	**1,028,963,583.95**	**100.00**	**31,970,134.51**

The top 5 companies with largest amount due to the Company owe a total amount of RMB 294,690,204.56 to the Company, which is 35.80% of the ending balance.

Among the debtors there is no company that holds more than 5% of the Company's share capital.

V. Explanati ns to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main It ms to Financial Statements of the Parent Company (Cont'd)

(1) Accounts eceivable (Cont'd)

Special provisi n is made for the following companies:

Company	Amount	Aging	Percentage	Reason
Shanghai East Ai ines International Tour Transportation Co., Ltd.	14,658,248.63	1-2 years	50%	Doubtful collection of ticket proceeds
Jinshan Sino-for ign Enterprises Service Co.	19,395,743.00	1-2 years	50%	Doubtful collection of ticket proceeds
Shanghai Jinghai viation Consultation Co., Ltd.	15,033,594.50	1-2 years	50%	Doubtful collection of ticket proceeds
Kunshan Xinghe avel Service Co.	2,986,609.50	2-3 years	50%	Doubtful collection of ticket proceeds
Shanghai Aohan viation Service Co. Ltd.	5,055,776.32	2-3 years	50%	Doubtful collection of ticket proceeds
Eastern Airlines (dustian Travel Industrial Development L d.	4,735,148.33	2-3 years	50%	Doubtful collection of ticket proceeds
Nanfang Express ail Co., Ltd.	2,226,583.00	Above 5 years	100%	Shut up
Shenzhen Kangh i Co., Ltd.	2,327,603.83	4-5 years	50%	Litigation
China Civil Aviati n Weifang Station	5,127,073.70	5-6 years	100%	Litigation
Shandong Jinan I ternational Aviation Service Co., Ltd	3,107,607.43	Above 5 years	100%	Insolvency
Others	19,121,791.56	2-3 years	50%-100%	Doubtful collection of ticket proceeds
Total	**93,775,779.80**			

(2) Other Rec ivable

Aging	Ending Balance Amount	Ending Balance Percentage (%)	Ending Balance Provision for Bad Debts	Beginning Balance Amount	Beginning Balance Percentage (%)	Beginning Balance Provision for Bad Debts
Within 1 Year	367,236,791.29	52.13	4,484,035.36	439,091,466.94	57.07	4,609,784.86
In the Second Ye r	137,058,789.19	19.45	21,994,307.15	221,187,253.00	28.75	15,198,286.32
In the Third Year	148,692,500.60	21.10	18,548,293.32	10,911,832.98	1.42	3,582,999.71
In the Fourth Ye	10,069,055.58	1.43	3,548,147.57	61,521,486.04	8.00	10,800,335.65
In the Fifth Year	7,009,851.67	0.99	1,401,970.33	5,480,433.00	0.71	1,096,086.60
After 5 Years	34,524,213.98	4.90	24,474,398.73	31,127,609.82	4.05	22,832,486.86
Total	**704,591,202.31**	**100.00**	**74,451,152.46**	**769,320,081.78**	**100.00**	**58,119,980.00**

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main Items to Financial Statements of the Parent Company (Cont'd)

(2) Other Receivable (Cont'd)

Among the above, the first 5 companies with largest amount due to the Company are as follows:

Company	Outstanding Balance	Time	Reason
CFM International Incorporated	201,130,843.22	2000-2001	Discount for purchasing flight equipment
Shanghai Eastern Air Catering Co., Ltd.	30,000,000.00	1999	Payments of construction projects
People's Insurance Company of China	23,650,770.93	1998-1999	Compensation receivable
The Air CEA (Cayman) Co., Ltd.	17,718,052.04	2001	Reimbursement of aircraft lease
Customs	15,000,000.00	2001	Deposit
Total	**287,499,666.19**		

The above 5 companies owe a total amount of RMB 287,499,666.19, which is 40.80% of the ending balance.

Among the debtors, Eastern Air Group Company, which holds over 5% of the Company's share capital has an amount of RMB 638,484.5[illegible] due to the Company.

The special provision for bad debts is made for the following companies:

Company	Amount	Aging	Percentage	Reasons
Eastern Airlines Industrial Co., Ltd.	6,237,037.58	Above 5 years	100%	Dispute
Finance Dept., [illegible]AC	6,782,783.39	Above 5 years	100%	Dispute
Jincheng Group	10,000,000.00	1-2 years	100%	Joint guarantee obligation
Others	21,492,325.43			
Total	**44,512,146.40**			

(3) Long-term Equity Investment

Item	Beginning Balance		Increase, Current	Decrease, Current	Ending Balance	
	Amount	Provision for Loss			Amount	Provision for Loss
Securities Investment	–	–	–	–	–	–
Other Equity Investment	1,026,884,826.74	–	161,804,071.88	41,600,907.60	1,147,087,991.02	–
Total	**1,026,884,826.74**	**–**	**161,804,071.88**	**41,600,907.60**	**1,147,087,991.02**	**–**

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main Items to Financial Statements of the Parent Company (Cont'd)

(3) Long-term Equity Investment (Cont'd)

a. Other equity investment

(i) Investments to subsidiary

Company	Investment Period	Amount	Ending Balance	% of Registered Capital of the Investee Company	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current	Cash Dividend Received Current
Eastern Airlines Industrial Co., Ltd.	1998/3-2028/3	39,600,000.00	39,600,000.00	80%	-	-	-
Qi Lu Eastern Air Catering Co., Ltd.	1993/5-2008/5	8,688,333.68	11,793,559.97	65%	3,105,226.29	863,346.57	147,680.65
CEA Jiangsu Co. Ltd.	1993/4-	141,626,980.00	134,770,492.39	55%	(6,856,487.61)	(16,822,188.15)	-
Shanghai Eastern Flight Training Co ltd.	1995/12-2045/12	340,100,000.00	322,481,195.74	95%	(17,618,804.26)	1,885,834.39	-
China Cargo Airlines Ltd.	1998/7-	350,000,000.00	487,329,339.39	70%	137,329,339.39	16,805,973.71	-
Total		880,015,313.68	995,974,587.49		115,959,273.81	2,732,966.52	147,680.65

(ii) Investments to associated company

Company	Investment Period	Amount	Ending Balance	% of Registered Capital of the Investee Company	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current	Cash Dividend Received current
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	1995/12-2017/12	6,978,881.09	21,199,701.81	40%	14,220,820.72	3,855,067.59	2,600,000.00
Yantai Eastern Air Catering Co., Ltd.	1997/3-2012/3	3,040,000.00	3,996,396.01	40%	956,396.01	276,040.33	136,000.00
Eastern China Kaiya System Integration Co., Ltd.	1999/5-	740,000.00	4,321,508.84	37%	3,581,508.84	2,033,820.09	740,000.00
Shanghai Hongpu Civil Airport Communication Co., Ltd.	2000/6-	7,500,000.00	7,425,458.23	30%	(74,541.77)	(105,054.16)	-
Eastern Air Group Finance Co., Ltd.	2001/1-	106,364,000.00	110,080,338.64	25%	3,162,519.76	3,162,519.76	-
Total		124,622,881.09	147,023,403.53		21,846,703.56	9,222,393.61	3,476,000.00

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main Items to Financial Statements of the Parent Company (Cont'd)

(3) Long-term Equity Investment (Cont'd)

a. Other equity investment (Cont'd)

(iii) Other equity investments

Name of the Invested Company	Investment Period	Amount	Ending Balance	% of Registered Capital of the Invested Company	Change in Owner's Equity, Cumulative	Change in Owner's Equity, Current
CAAC Information Network Co., Ltd.	2001/6-	4,090,000.00	4,090,000.00	0.46%	4,090,000.00	4,090,000.00

(iv) Equity Investment Difference

Invested Company	Initial Amount	Period	Amortization, Period	Remaining Amount	Reason
Eastern Airline Group Financial Co., Ltd.	5,538,188.77	10 years	553,818.88	4,984,369.89	Purchasing stocks over the book value

(4) Long-term debt investment

	Ending Balance	Beginning Balance
Bond Investment	501,722,616.34	464,454,894.72
Lease Investment	–	81,266,702.15
Total	**501,722,616.34**	**545,721,596.87**

Bond investment:

Type of Bonds	**US Treasury Zero Coupon Bonds**
Par Value	USD71,475,000.00
Interest Rate per Annum	8.0435477%
Acquisition Cost	USD27,810,207.00
Maturity Date	February 2004
Interest Receivable, Beginning	USD28,296,253.99
Interest Accrued, Current	USD4,512,949.92
Interest Receivable, Ending	USD32,809,203.91
Ending Balance	USD60,619,410.91

Equivalent to RMB 501,722,616.34 at the exchange rate of @8.2766 prevailing at the end of year.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main Items to Financial Statements of the Parent Company (Cont'd)

(5) Investment Income

	Year 2001	Year 2000
Debt Investment Income	37,354,688.77	34,579,176.06
Lease Investment Income	5,649,431.84	13,992,869.22
Other Equity Investment Income	50,266,787.82	113,310,414.81
Short-term Investment Income	971,863.10	1,540,913.75
Total	94,242,771.53	163,423,373.84

(6) Principal Operating Revenue

Category		Year 2001	Year 2000
Domestic route	Passenger	4,674,148,244.41	3,781,330,988.84
	Cargo	192,973,277.24	224,540,884.03
	Charter	95,371,792.07	69,263,908.09
	Subtotal	4,962,493,313.72	4,075,135,780.96
International route	Passenger	3,004,250,996.77	3,051,861,918.47
	Cargo	670,901,217.89	784,522,220.63
	Charter	25,779,333.95	45,009,056.52
	Subtotal	3,700,931,548.61	3,881,393,195.62
Regional route	Passenger	1,892,172,057.80	1,832,242,700.38
	Cargo	215,411,939.85	231,472,175.67
	Charter	2,828,843.17	354,544.03
	Subtotal	2,110,412,840.82	2,064,069,420.08
Agent fee		62,216,246.68	78,140,456.52
Total		10,836,053,949.83	10,098,738,853.18

The revenue from top 5 companies is RMB 299,267,455.00, representing 2.76% of the total.

V. Explanations to Main Items of Financial Statements (Unit: RMB) (Cont'd)

38. Main Items to Financial Statements of the Parent Company (Cont'd)

(7) Principal Operating Cost

	Year 2001	Year 2000
Direct Operating Expenses	7,677,548,356.73	7,371,124,551.11
Including: Salaries & Bonus	268,952,485.60	243,053,357.60
Welfare	36,067,948.44	34,220,207.39
Uniform Cost	5,222,785.55	5,260,396.68
Aircraft Fuel	2,115,972,696.59	1,909,433,890.98
Amortization of Aviation Consumables	98,459,157.37	103,915,791.50
Amortization of High-price Rotables	464,152,043.80	421,900,867.75
Depreciation of Engines	1,153,602,642.65	1,401,014,182.20
Repair of Engines	617,688,072.84	586,865,198.66
Insurance Premium of Engines	49,161,228.93	51,988,158.96
Charges of Operating Leasing	705,915,430.45	566,877,054.56
Taking-off & Landing Fee	1,418,916,840.27	1,332,048,995.69
Food & Beverage	523,815,579.73	466,431,559.35
Flight Training Expenses	83,126,482.75	80,644,257.10
Indemnity of Luggage	3,129,397.57	2,991,034.73
Others	133,365,564.19	164,479,597.96
Indirect Operating Expenses	631,186,301.54	523,744,511.44
General Aviation Cost	347,299.94	(114,840.19)
Total	8,309,081,958.21	7,894,754,222.36

VI. Related Party Relationships and Transactions

1. *Situation of Related Parties with Control Relationship*

(1) Related parties with control relationship

Company	Registered Address	Main Operations	Relation with the Company	Type	Legal Representative
Eastern Air Group Company	Hongqiao West Rd., Shanghai	Management of subsidiary companies	Parent company	State-owned	Ye Yigan
Shanghai Eastern Flight Training Co., Ltd.	Waigaoqiao, Shanghai	Training of flying crew and other staff in connection with aviation	Subsidiary	Limited Liability	Yan Banghong
Qi Lu Eastern Air Catering Co. Ltd.	Jinan	Manufacturing and sale of food, supply of food and beverage on board	Subsidiary	Limited Liability	Wang Yunlong
Jiangsu Eastern Airlines Traveling Agency Co.	Nanjing	Tourist service, sales of souvenirs and handicraft	Subsidiary	Limited Liability	Hua Dexiang
Eastern Airlines Industrial Co., Ltd.	Beijing	Sales of packaged food, beverage, knitwear, grocery	Subsidiary	Limited Liability	Cao Jianxiong
China Cargo Airlines Co. Ltd.	Pudong New Area	Air transportation of cargo and mails over domestic and international air routes	Subsidiary	Limited Liability	Li Zhongming
Jiangnan Tourism (Hong Kong) Co.	Hong Kong	Tourist service	Subsidiary	Limited Liability	Su Guoxin
China Eastern Airlines Jiangsu Co., Ltd.	Nanjing	Air transportation of passengers, cargo and mails over domestic and approved international air routes	Subsidiary	Limited Liability	Su Guoxin
Eastern Airlines Jiangsu Advertisement Co.	Nanjing	Design of newspaper, advertisement, and presswork	Subsidiary	Collective-owned Enterprise	Yang Jianxin

VI. Related Party Relationships and Transactions (Cont'd)

1. *Situation of Related Parties with Control Relationship (Cont'd)*

(2) Registered capital and its movement of related parties with control relationship

Company	Beginning Balance	Increase, Current	Decrease, Current	Ending Balance
Eastern Air Group Company	748,970,000	–	–	748,970,000
Shanghai Eastern Flight Training Co., Ltd.	358,000,000	–	–	358,000,000
Qi Lu Eastern Air Catering Co. Ltd.	10,500,000	–	–	10,500,000
Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	1,500,000	–	–	1,500,000
Eastern Airlines Industrial Co., Ltd.	49,500,000	–	–	49,500,000
China Cargo Airlines Co. Ltd.	500,000,000	–	–	500,000,000
Jiangnan Tourism (Hong Kong) Co.	641,100	–	–	641,100
China Eastern Airlines Jiangsu Co., Ltd.	257,503,600	–	–	257,503,600
Eastern Airlines Jiangsu Advertisement Co.	300,000	–	–	300,000

(3) Stock held and its movement of related parties with control relationship

Company	Beginning Balance		Increase, Current		Decrease, Current		Ending Balance	
	Amount	%	Amount	%	Amount	%	Amount	%
Eastern Air Group Company	3,000,000,000.00	62	–	–	–	–	3,000,000,000.00	62
Shanghai Eastern Flight Training Co., Ltd.	340,100,000.00	95	–	–	–	–	340,100,000.00	95
Qi Lu Eastern Aviation Catering Co.	8,688,333.68	65	–	–	–	–	8,688,333.68	65
Jiangsu Eastern Airlines Traveling Agency Co., Ltd.	825,000.00	38.5	–	–	–	–	825,000.00	38.5
Eastern Airlines Industrial Co., Ltd.	39,600,000.00	80	–	–	–	–	39,600,000.00	80
China Cargo Airlines Co. Ltd.	350,000,000.00	70	–	–	–	–	350,000,000.00	70
Jiangnan Tourist (H.K.) Co.	352,605.00	55	–	–	–	–	352,605.00	55
China Eastern Airlines Jiangsu Co., Ltd.	141,626,980.00	55	–	–	–	–	141,626,980.00	55
Eastern Airlines Jiangsu Advertisement Co.	893,354.87	55	–	–	–	–	893,354.87	55

VI. Related P::rty Relationships and Transactions (Cont'd)

1. Situatio of Related Parties with Control Relationship (Cont'd)

(4) Transactio s with related parties with control relationship (Unit: RMB'000)

A. Transactic amount with related parties

a. Supply of :od and beverage

Company	**Year 2001**	Year 2000
Qi Lu Eastern A Catering Co. Ltd.	**6,426**	4,982

b. Lease

The Company l ases an office building from Eastern Airline Group Company for a period of 50 years (from January 1, 1999 to January 1, 2049) The total rental is RMB 16 million. The rental and payment is stipulated by the lease agreement signed on December 31, 1:96 and is subject to market condition.

B. Amount d : from or to the related parties

			Ending Balance	**Beginning Balance**
Account Receiv ıle	:	EA Group		80
Other Receivabl:	:	EA Group	638	186,710
Other Payable	:	EA Group	34,605	153,789

VI. Related P arty Relationships and Transactions (Cont'd)

2. Situati n of Related Parties without Control Relationship

(1) Nature ol relation with related parties without control relationship

Company	**Relation with the Company**
Eastern Aviati n Import and Export Company	Same parent company
Shanghai East m Air Industrial Corporation	Same parent company
Qingdao Air S vice Co., Ltd.	Same parent company
Eastern Air Gr up Finance Co., Ltd.	Same parent company
Shanghai East rn Real Estate Operation Co.	Same parent company
Shanghai East m Air Catering Co., Ltd.	Same parent company
Shanghai East rn General Service Co.	Same parent company
Eastern (Shan u) Economic Development Co., Ltd.	Same parent company
Shanghai East m Aviation Equipment Manufacturing Corporation	Same parent company
Shanghai Avia on Printing Co., Ltd.	Same parent company
Eastern Aviati Advertising Service Co.	Same parent company
Shanghai East n Development Co.	Same parent company
Shanghai Trav Service (Hong Kong) Co., Ltd.	Same parent company
Shanghai Don mei Aviation Corporation Limited	Same parent company
Eastern Intern tional Tourism Transportation Co., Ltd.	Same parent company
Eastern (Zhou han) Tourism Industrial development Company	Same parent company
Shanghai East n Union Aviation Wheels & Brakes Overhaul Engineering Co.	Subsidiary
Shanghai Civil viation Dongda Industrial Co.	Same parent company
Shanghai East n Air Real Estate Management Co.	Same parent company
Eastern Autom bile Repair Works	Same parent company

VI. Related P rty Relationships and Transactions (Cont'd)

2. *Situatio of Related Parties without Control Relationship (Cont'd)*

(2) Amount o related party transactions without control relationship (Unit: RMB'000)

A. Purchase

The breakdow. of purchase of fixed assets, flight equipment or food and beverage by the Company from related parties is as follows.

Company	Year 2001	Year 2000
Shanghai Easte n Air Industrial Corporation	10,688	7,405
Qingdao Air Se ice Co., Ltd.	10,926	7,341
Shanghai Easte n Air Catering Co., Ltd.	101,160	96,571
Eastern (Shan) Economic Development Co., Ltd.	52,821	71,350
Eastern Aviatio Advertising Service Co.	4,329	
Shanghai Easte n Union Aviation Wheels & Brakes Overhaul Engineering Co.	19,205	
Shanghai Easte n Aviation Equipment Manufacturing Corporation	6,434	21,010

B. Receipt of ervice

The breakdow of services received by the Company from related parties is as follows.

Company	Year 2001	Year 2000
Eastern Aviatio Import and Export Company	300,017	14,389
Shanghai Easte Air Industrial Corporation	24,362	36,923
Shanghai Easte Real Estate Operation Co.	5,794	3,033
Shanghai Easte General Service Co.	15,318	11,392
Shanghai Aviat n Printing Co., Ltd.	3,799	6,062
Eastern Aviation Advertising Service Co.	2,656	16,762

VI. Related P rty Relationships and Transactions (Cont'd)

2. Situatio of Related Parties without Control Relationship (Cont'd)

(2) Amount o related party transactions without control relationship (Unit: RMB'000) (Cont'd)

C. Lease

The Company aid a rental of RMB 4,461 thousand to Shanghai Eastern Aviation Equipment Manufacturing Corporation for the lease of bu dings and equipment.

D. Provision f fund

The placement of deposit by the Company in Eastern Air Group Finance Co., Ltd. generated interest income of RMB 2,290 thousand in 2( )1. The Company borrowed RMB 50 million from Eastern Air Group Finance Co., Ltd. and paid an interest of RMB 1,268 tho sand this year.

E. Amounts due to or from the related parties

Accounts recei able

Company	**Dec. 31, 2001**	Dec. 31, 2000
Shanghai East n Development Co.	**10,120**	15,501
Shanghai Tour m (Hong Kong) Co., Ltd.	**26,568**	37,614
Shanghai Donj nei Aviation Corporation Limited	**25,886**	16,872
Eastern Interni ional Tourism Transportation Co., Ltd.	**14,852**	23,109
Eastern (Zhous an) Tourism Industrial development Company	**5,555**	5,415
Shanghai Trav Service (Hong Kong) Co., Ltd.	**92,585**	67,598
Shanghai Civil viation Dongda Industrial Co.	**1,447**	–

Accounts payab e

Company	**Dec. 31, 2001**	Dec. 31, 2000
Eastern Aviatio Import and Export Company	**179,514**	28,781
Shanghai East n Union Aviation Wheels & Brakes Overhaul Engineering Co.	–	13,608
Shanghai East n Air Industrial Corporation.	–	3,317

VI. Related Party Relationships and Transactions (Cont'd)

2. Situation of Related Parties without Control Relationship (Cont'd)

(2) Amount of related party transactions without control relationship (Unit: RMB'000) (Cont'd)

E. Amounts due to or from the related parties (Cont'd)

Other receivable

Company	**Dec. 31, 2001**	Dec. 31, 2000
Eastern Aviation Import and Export Company	**1,677**	2,945
Eastern Aviation Advertising Service Co.	**1,392**	1,712
Shanghai Eastern Air Industrial Corporation	**6,237**	6,237
Shanghai Eastern Air Catering Co., Ltd.	**30,000**	70,000
Shanghai Eastern Air Real Estate Management Co.	**677**	—

Advances to supplies

Company	**Dec. 31, 2001**	Dec. 31, 2000
Shanghai Eastern Aviation Equipment Manufacturing Corporation	**—**	7,852
Shanghai Eastern Union Aviation Wheels & Brakes Overhaul Engineering Co.	**953**	—
Eastern Aviation Import and Export Company	**—**	22,759

Other payable

Company	**Dec. 31, 2001**	Dec. 31, 2000
Eastern Aviation Import and Export Company	**33,175**	242,608
Shanghai Eastern Air Industrial Corporation.	**64**	6,237
Shanghai Eastern General Service Co.	**—**	2,580
Shanghai Eastern Air Catering Co., Ltd.	**108**	—
Eastern Automobile Repair Works	**5,087**	—
Shanghai Eastern Air Real Estate Management Co.	**3,662**	—

(3) Other related party transactions

Emoluments for key management personnel (Unit: RMB'000)

	Dec. 31, 2001	Dec. 31, 2000
Number of key management personnel	**9**	18
Emoluments	**1,028**	987

VII. Commitment and Contingent Events

1. Capital Expenditure Commitment

(1) The Company signed an agreement with an independent third party that the Company would purchase four Boeing 737-700 airplanes. Four airplanes are to be delivered in 2002.

(2) The Company signed an agreement with an independent third party that the Company would lease ten A319 Airbus airplanes. Four airplanes had been delivered in 2000 and 2001 respectively and another 2 airplanes are expected to be delivered in 2002.

(3) The Company signed an agreement with an independent third party to purchase five spare engines for A320 airplane. Five engines had been delivered by the end of 2001.

(4) The Company signed an agreement with an independent third party that the company would purchase five A340 Airbus airplanes. These airplanes are to be delivered in 2003 and 2004.

2. Contingent Event

(1) China Eastern Airlines Jiangsu Co., Ltd. ("Jiangsu Co."), a company of which 55% of the share capital is held by the Company, issued a guarantee of RMB 150,000 thousand for Nanjing Lukou International Airport Co., Ltd. for it to obtain bank loans from China Construction Bank, Jiangsu Branch. The guarantee period is from December 24, 1998 to October 20, 2004.

(2) The Company estimates that there will be lots of foreign exchange reserve including foreign exchange in currencies of Southeast Asia from the sale of air tickets even after repaying foreign currency liabilities such as financial lease liabilities. Considering the continuing devaluation and instability of politics and economy of this area, the Company estimated that it would probably face great foreign exchange risk. To lower this risk, the Company has signed many forward foreign exchange contracts with domestic banks in 2001. According to these contracts, the Company will exchange Japanese Yen and KRW (currency of South Korea) for USD at a fixed exchange rate from 2002 to 2006. By December 31, 2001, the Company still has the following forward contracts:

Maturity	Exchange JPY for USD USD'000	Exchange KRW for USD USD'000	Total USD'000
2002	–	10,000	10,000
2003	–	–	–
2004	12,000	–	12,000
2005	12,000	–	12,000
2006	12,000	–	12,000
Total	**36,000**	**10,000**	**46,000**

VIII. Events Occurring after Balance Sheet Date

1. The Company sold two MD-11 cargo airplanes to China Cargo Airlines Co., Ltd. in January 2002 at a price of RMB 1,007 308,000.

2. Pursuant to No. 295 Circular of Ministry of Finance, there will be a great change in the policy of apartment assignment. The Company estimates that it will distribute RMB 80 million in subsidy to staff instead of in the form of apartments.

3. The Company signed a cooperation agreement with Bank of China and China Industrial and Commercial Bank of China and acquired credit facilities of RMB 29,600 million.

4. The Company announced that it would take part in the restructure of Wuhan Airlines Co. as a sponsor. The percentage of share holding of the Company will be 40%.

IX. Other Significant Event

The Company acquired 30% of the equity of General Electric Motors Service (Xiamen) Co., Ltd. (hereinafter referred to as "General Electric") this year, i.e., USD3,600 thousand. The premise of the acquirement is that the Company should deliver 70% of the repair of engines to "General Electric" in the next 10 years to reach to a certain volume. The Company will transfer the proceeds distributed by "General Electric" into investment until the maturity of 10 years.

(A) Significant differences between International Accounting Standards ("IAS") and PRC Accounting Regulations

The Group's accounting policies, which conform with IAS, differ in certain respects from PRC Accounting Regulations. Differences between IAS and PRC Accounting Regulations which have significant effects on the consolidated profit attributable to shareholders and consolidated net assets of the Group are summarised as follows:–

Consolidated profit attributable to shareholders	Note	**2001 RMB'000**	2000 RMB'000
As stated in accordance with PRC audited statutory accounts		**132,919**	20,082
Impact of IAS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	**150,794**	62,274
Difference in depreciation charges of aircraft due to different useful lives	(b)	**185,047**	547,305
Gain on disposal of aircraft and engines	(c)	**(13,296)**	(128,755)
Provision for overhaul expenses	(d)	**(145,107)**	(76,107)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**9,181**	9,848
Accrual of net interest income on subleases	(f)	**(472)**	232
Provision for post-retirement benefits	(g)	**(78,953)**	(110,059)
Curtailment of medical benefit previously included in post-retirement benefit obligations	(g)	**95,975**	–
Loss on sale of staff quarters	(i)	**(4,033)**	(69,400)
Provision for staff quarter allowance	(j)	**–**	(80,179)
Interest accrued on instalments payable for acquisition of a passenger carriage business	(k)	**(6,693)**	–
Amortisation of goodwill	(l)	**(5,655)**	(5,655)
Amortisation of negative goodwill	(m)	**2,014**	–
Other		**(46,379)**	85,741
Tax adjustments	(p)	**266,371**	(79,798)
As stated in accordance with IAS		**541,713**	175,529

(A) Significant differences between International Accounting Standards ("IAS") and PRC Accounting Regulations (Cont'd)

Consolidated net assets	Note	**2001 RMB'000**	2000 RMB'000
As stated in accordance with PRC audited statutory accounts		**6,241,373**	6,596,548
Impact of IAS and other adjustments:			
Difference in depreciation charges of flight equipment due to different useful lives	(a)	**579,884**	429,090
Difference in depreciation charges of aircraft due to different useful lives	(b)	**2,642,441**	2,457,394
Gain on disposal of aircraft and engines	(c)	**(549,491)**	(536,195)
Provision for overhaul expenses	(d)	**(672,533)**	(527,426)
Reversal of additional charges of flight equipment spare parts arising from the revaluation surplus of such assets	(e)	**(61,823)**	(71,004)
Accrual of net interest income on subleases	(f)	**–**	472
Provision for post-retirement benefits	(g)	**(521,063)**	(538,085)
Disposition charge of Fokker flight equipment	(h)	**(38,750)**	(38,750)
Loss on sale of staff quarters	(i)	**34,141**	(352,400)
Provision for staff quarter allowance	(j)	**(80,179)**	(80,179)
Time value of instalments payable for acquisition of a passenger carriage business	(k)	**48,552**	–
Goodwill	(l)	**96,140**	101,795
Negative goodwill	(m)	**(53,231)**	–
Unrealised gain on foreign currency forwards under hedging accounting	(n)	**5,396**	–
Timing difference in recognition of dividends	(o)	**97,339**	97,339
Other		**99,696**	145,894
Tax adjustments	(p)	**(229,098)**	(495,469)
As stated in accordance with IAS		**7,638,794**	7,189,024

(A) Significant differences between International Accounting Standards ("IAS") and PRC Accounting Regulations (Cont'd)

Note:–

Pursuant to the PRC audited statutory accounts for the year ended 31 December 2001, a prior year adjustment amounting to RMB10,000,000 was put through to the Group's retained earnings brought forward from 2000 which resulted in a decrease in the consolidated net asset value from RMB6,606,548,000 to RMB6,596,548,000 as at 31 December 2000. This prior year adjustment has been incorporated into the comparative figures of 2000 as set out in the table above.

(a) Under IAS, other flight equipment is accounted for as fixed assets and depreciation charges are calculated over the expected useful lives of 20 years to residual value of 5% of costs/revalued amounts. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IAS, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs/revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values of 5%. This change in accounting estimates under PRC Accounting Regulations has been accounted for prospectively.

(c) This represents the difference on gain on disposal arising from different useful lives adopted on depreciation under IAS and PRC Accounting Regulations (see note (b) above).

(d) Under IAS, the costs of major aircraft overhauls of aircraft under operating leases are estimated and charged to operating profit over the period between overhauls using the ratio of actual flying hours and estimated flying hours between overhauls while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the operating profit as incurred. Routine repairs and maintenance costs are charged to the operating profits as incurred. Under PRC Accounting Regulations, the overhauls and routine maintenance costs are provided at specific rates applicable to the related models of aircraft.

(e) Under IAS, flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at costs/revalued amounts and are expensed when consumed in operations.

(A) Significant differences between International Accounting Standards ("IAS") and PRC Accou..ting Regulations (Cont'd)

(f) Under IAS, nterest income and expense, lease obligations and the related rental receivables in respect of sublease arrangeme: ts for aircraft are accounted for and reflected in the financial statements. Under PRC Accounting Regulations, such aircra': sublease arrangements are not reflected in the Group's PRC statutory accounts.

(g) The post-re irement benefits for employees are required to be recognised over the employees' service period under IAS whereas su:h benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

Following " ie joining of the municipal medical insurance scheme, other than annual contribution, the Group is no longer required to pay for the medical benefits of the employees. As a result, the post-retirement benefit obligation attributabl: to medical benefits brought forward from 31 December 2000 has been written back under IAS during the year.

(h) This repres:nts the fleet disposition charge of impairment of fixed assets in respect of Fokker flight equipment after accounting 'or the effect of minority interests. Under IAS, provision for impairment of long-lived fixed assets is made where a de:ision has been made by management to dispose of such assets. Under PRC Accounting Regulations, loss on disposal is :nly recognised upon disposal of the assets.

(i) This represents the difference in the recognition of loss on sale of the Group's staff quarters to eligible staff. Under IAS, provision fo anticipated loss is made for any construction cost in excess of the expected selling price during construction, and any ov /under-provision is recognised at the time of sale. Under PRC Accounting Regulations, the loss on disposal of staff quarte: is recognised directly in the reserves.

(j) Under IAS, the housing allowance provision made is charged to other operating expenses following the adoption of the state policy stipulated in a circular issued by the State Council of the PRC with reference to the detailed procedures promulgate' by certain provincial governments in 2000. Under PRC Accounting Regulations, such housing allowance will be recognis:d at the time of payment.

(k) Under IAS, ie consideration payable for the acquisition of a passenger carriage business is recorded based on the present val e of the instalment payments. The difference in time value between the acquisition cost payable and its present valı : is periodically recognised as interest expenses in the profit and loss account over the period of payments. Under PRC ..ccounting Regulations, such difference is not recognised.

(A) Significant differences between International Accounting Standards ("IAS") and PRC Accounting Regulations (Cont'd)

(l) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill. Under IAS, the obligation of post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised which is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(m) Under IAS, the consideration payable for the acquisition of a passenger carriage business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(n) Under IAS, the Group's foreign currency forward contracts qualify for hedging accounting and the unrealised gain on these foreign currency forward contracts is recognised as the Group's hedging reserve in the shareholders' equity. Under PRC Accounting Regulations, the gain on the foreign currency forward contracts is recognised in the profit and loss account upon their maturity.

(o) Under IAS dividends proposed or declared after the balance sheet date is not recognised in the current year's financial statements. Accordingly, no liability regarding the dividend payable is reflected in the balance sheet. Under PRC Accounting Regulations, proposed or declared dividends after the balance sheet date are reflected in the current year's financial statements.

(p) Under IAS, tax adjustments are made in respect of the deferred tax effects for the items above and a valuation allowance has been provided against deferred tax assets not expected to be realised in the foreseeable future.

(q) In addition to the above, there are other classification differences in balance sheet items due to different requirements under IAS and PRC Accounting Regulations.

(B) Significant differences between IAS and U.S. GAAP

Differences between IAS and U.S. GAAP which have significant effects on the consolidated profits attributable to shareholders and consolidated net assets of the Group are summarised as follows:–

Consolidated profit attributable to shareholders	Note	**2001** **RMB'000**	2000 RMB'000
As stated under IAS		**541,713**	175,529
U.S. GAAP adjustments:			
Reversal of additional depreciation charges arising from revaluation surplus of fixed assets	(a)	**85,720**	122,059
Reversal of amortisation charge on land use rights	(b)	**8,420**	8,420
Reversal of amortisation charge on goodwill	(c)	**5,655**	5,655
Change in accounting policy for aircraft overhaul expenses		**–**	652,981
Gain on disposal of aircraft and related assets	(d)	**5,791**	40,144
Sales and leaseback of aircraft	(e)	**26,234**	(37,645)
Post-retirement benefits	(f)	**32,122**	42,466
Curtailment of medical benefits previously included in post-retirement benefit obligations	(f)	**(75,306)**	–
Deferred tax effect on U.S. GAAP adjustments	(g)	**(155,877)**	(275,246)
As stated under U.S. GAAP		**474,472**	734,363
Basic and fully diluted earnings per share under U.S. GAAP		**RMB0.097**	RMB0.151
Basic and fully diluted earnings per American Depository Share ("ADS") under U.S. GAAP		**RMB9.75**	RMB15.09

(B) Significant differences between IAS and U.S. GAAP (Cont'd)

Consolidated net assets	Notes	2001 RMB'000	2000 RMB'000
As stated under IAS		**7,638,794**	7,189,024
U.S. GAAP adjustments:			
Reversal of revaluation surplus of fixed assets	(a)	**(977,240)**	(977,240)
Reversal of land use right at valuation	(b)	**(420,999)**	(420,999)
Goodwill written off to equity	(c)	**(113,105)**	(113,105)
Reversal of difference in depreciation charges and accumulated depreciation and gain/loss on disposal arising from the revaluation surplus of fixed assets	(a),(d)	**643,099**	551,588
Reversal of amortisation of land use rights	(b)	**46,310**	37,890
Reversal of amortisation of goodwill	(c)	**16,965**	11,310
Sales and leaseback of aircraft	(e)	**(40,733)**	(66,967)
Post-retirement benefits	(f)	**142,217**	185,401
Deferred tax effect on U.S. GAAP adjustments	(g)	**105,524**	261,401
As stated under U.S. GAAP		**7,040,832**	6,658,303

(a) Revaluation of fixed assets

Fixed assets of the Group were revalued as at 30 June 1996 as part of the restructuring of the Group for the purpose of listing, which resulted in a revaluation surplus of RMB977,240,000 attributable to the Group. The value of the fixed assets, which became the revised tax base of the assets, have been accounted for in the financial statements under IAS. Additional depreciation charges arising from the revaluation surplus was approximately RMB85,720,000 for the year ended 31 December 2001 (2000: RMB122,059,000).

Under U.S. GAAP, the revaluation surplus and the related additional depreciation are reversed since fixed assets are required to be stated at cost.

(b) Land use rights

In 1996, land use rights based on a valuation of RMB420,999,000 were assigned by EA Group as a non-monetary asset in exchange for share capital of the Company. The value of the land use rights and the corresponding amortisation charges have been accounted for in the financial statements under IAS.

Under U.S. GAAP, such land use rights would be reported at their historical cost as this transaction was between entities under common control which in this case would be nil.

(B) Significant differences between IAS and U.S. GAAP (Cont'd)

(c) Goodwill

Under IAS, goodwill arising from the excess of purchase consideration over the fair value of the identifiable assets and liabilities acquired is amortised over its economic useful life which, in the Group's case, is 20 years. Under U.S. GAAP, should the identifiable assets and liabilities be acquired from the parent company, the acquisition is considered to be a transaction between entities under common control and is required to be accounted for in a manner similar to a pooling of interest. Under this method the assets acquired are recorded at cost to the vendor and the goodwill is directly set off against owners' equity of the acquirer.

(d) Disposal of aircraft and related assets

This represents the gain/loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Accordingly, the accumulated depreciation and the gain/loss on disposal of aircraft is different between IAS and U.S. GAAP, which is attributable to the surplus/deficit upon valuation associated with the assets disposed of.

(e) Sales and leaseback of aircraft

Under IAS, gain on sale and leaseback transactions where the subsequent lease is an operating lease are recognised as income immediately if the transactions are established at fair value. Differences between the sale price and fair value are deferred and amortised over the period for which the assets are expected to be used. Under U.S. GAAP, such gains are deferred and amortised over the term of the lease.

(f) Post-retirement benefits

Under U.S. GAAP, the Group is required to amortise the past service cost of post-retirement benefits arising from initial recognition of the obligations over the average remaining service period of the active plan participants which approximates 20 years whereas under IAS, the transitional obligation arising from recognition of the obligations upon initial adoption of IAS 19 "Employee benefits" is amortised over a period of 5 years.

The difference in the recognised portion of the past service cost under U.S. GAAP and that of the transitional obligation under IAS gives rise to a difference in the reversal amount upon the curtailment of medical benefits previously included as part of post-retirement benefit obligations.

(B) Significant differences between IAS and U.S. GAAP (Cont'd)

(g) Deferred tax effect

These represent the corresponding deferred tax effect as a result of the adjustments stated in (a), (b), (c), (d), (e) and (f) above.

(h) Segmental disclosures

The Group adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". The Group has a route network designed to transport passengers and cargo between destinations in China, Hong Kong, and selected international destinations in Japan, U.S., Australia, South Korea, Thailand, Singapore and a number of European countries. China, Hong Kong, and International constitute the Group's three reportable segments. SFAS No.131 requires that segment financial information be disclosed under the management approach that is consistent with how the Group's management internally desegregates financial information for the purpose of making internal operating decisions. The Group evaluates revenue information of its operating segments based on unaudited management operational information prepared under PRC Accounting Regulations.

		Unaudited management operational information under PRC Accounting Regulations for the year ended 31 December	
	Note	**2001 RMB'000**	2000 RMB'000
Traffic revenues	(i)		
Domestic			
Passenger		**5,513,591**	4,429,411
Cargo	(ii)	**234,658**	233,053
Subtotal		**5,748,249**	4,662,464
Hong Kong			
Passenger		**2,024,214**	1,927,860
Cargo	(ii)	**233,149**	239,536
Subtotal		**2,257,363**	2,167,396
International	(iii)		
Passenger		**3,079,730**	3,110,463
Cargo	(ii)	**1,708,194**	1,719,707
Subtotal		**4,787,924**	4,830,170
Total	(iv)	**12,793,536**	11,660,030

(B) Significant differences between IAS and U.S. GAAP (Cont'd)

(h) Segmental disclosures (Cont'd)

(i) Traffic revenues by routes are attributed to each reportable segments based on the final destination / origin of each flight route. For international and Hong Kong routes with a domestic segment, revenues for the entire route are attributed to each reportable segment based on the final destination / origin of the route.

(ii) Cargo includes both cargo and mail.

(iii) The Group's international revenues are generated from its international routes to and from countries including Japan, U.S., Australia, South Korea, Thailand, Singapore and selected European countries. Among these countries, the Group generates from Japan routes its largest share of international revenue (note: the Group generated traffic revenues, under IAS, of RMB1,574,971,000 and RMB1,586,071,000 from its Japan routes in 2001 and 2000 respectively).

(iv) The traffic revenue figures as stated above are different from the Group's audited PRC statutory accounts and the Group's audited IAS accounts due to the following reasons:–

- The management made use of this operational information before closing of accounts for each accounting period. Accordingly, estimates (which are generally within a discrepancy of 5% on total actual revenues) have been incorporated into this operational information for timely decision making purposes.

- Certain discounts granted to sales agents and customers have not been set-off against revenues under management operational information.

(v) The major revenue-generating assets of the Group are its aircraft fleet, all of which are registered in the PRC. Since the Group's aircraft fleet is deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments.

Corporate Information

Directors

Ye Yigan *(Chairman of the Board of Directors)*
Liu Shaoyong *(Director, President)*
Wan Mingwu *(Director, Vice President)*
Cao Jianxiong *(Director)*
Zhong Xiong (Director, Vice President)
Chen Quanxin *(Director)*
Wu Baiwang *(Director)*
Zhou Ruijin *(Director)*
Gong Haocheng *(Independent Non-executive Director)*
Hu Honggao *(Independent Non-executive Director)*
Peter Lok *(Independent Non-executive Director)*

Supervisors

Li Wenxin *(Chairman of the Supervisory Committee)*
Ba Shengji *(Supervisor)*
Zhou Rongcai *(Supervisor)*
Yang Jie *(Supervisor)*
Liu Jiashun *(Supervisor)*

Senior Management Staff

Wu Yulin *(Vice President)*
Fan Ru *(Chief Pilot)*
Yang Xu *(Chief Engineer)*
Luo Weide *(Chief Accountant)*
Luo Zhuping *(Company Secretary)*

Company Secretary

Luo Zhuping

Authorized Representatives

Ye Yigan
Luo Zhuping

Company's Website

HTTP://WWW.CE-AIR.COM

Company's E-mail Address

IR@CE-AIR.COM

Auditors

International Auditors: PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Domestic Auditors: Shanghai Zhonghua
Certified Public Accountants
3/F, Dongxin Bldg., 288 Pudong Ave.
Shanghai

Legal Advisers

Hong Kong: Baker & McKenzie
USA: Sullivan & Cromwell
China: Beijing Commerce & Finance Law Office

Principal Banks

Industrial and Commercial Bank of China, Shanghai Branch, Chang Ning Sub-Branch
Construction Bank of China, Shanghai Branch, No. 1 Sub-Branch
The Bank of China, Shanghai Branch
The Bank of China, Hong Kong Branch

Share Registrar

Hong Kong Registrars Limited
2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong
The Bank of New York
101 Barclay Street
New York, NY10286; U.S.A.
China Securities Depository and Clearing Corporation Limited, Shanghai Branch
727 Pu Jian Road, Shanghai

Place of Business in Hong Kong

5th Floor, McDonald's Building, 48 Yee Wo Street, Hong Kong

Custodian for Unlisted Shares

China Securities Depository and Clearing Corporation Limited, Shanghai Branch

Change of Business License Registration

Except for the change of the legal address of the Company to 66 Airport Street, Pudong International Airport, Shanghai, China and the change of the Company's legal representative to Mr. Ye Yigan, no other changes in the Company's business registration during the period covered by this report.

Registered capital of the Company is RMB 4.86695 billion as of the date of this report.

Business License Registration Number of the Corporation Legal Person: 10001767-8

Tax Registration Number: 310042100017678

Shareholders can obtain a copy of the Company's annual report for the year 2001 through the Internet addresses shown below:

http://www.ce-air.com/ http://www.firstcall.com http://www.irasia.com/listco/hk/chinaeast

中國東方航空股份有限公司
China Eastern Airlines Corporation Limited
www.ce-air.com